    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996


                                                      REGISTRATION NO. 001-12149
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                      CONSOLIDATED FREIGHTWAYS CORPORATION
             (Exact name of Registrant as specified in its charter)

                 DELAWARE                                77-0425334
       (State or other jurisdiction         (I.R.S. Employer Identification No.)
    of incorporation or organization)

            175 LINFIELD DRIVE                             94025
          MENLO PARK, CALIFORNIA                         (Zip Code)
     (Address of principal executive
                 offices)

       Registrant's telephone number, including area code: (415) 326-1700

                            ------------------------

                          Copies of Communications to:

           STEPHEN D. RICHARDS                       BRIAN J. MCCARTHY
            175 Linfield Drive               300 South Grand Avenue, Suite 3400
       Menlo Park, California 94025            Los Angeles, California 90071

--------------------------------------------------------------------------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on
   Title of each class to be registered     which each class is to be registered
    COMMON STOCK, PAR VALUE $0.01 PER             NEW YORK STOCK EXCHANGE
                  SHARE

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      CONSOLIDATED FREIGHTWAYS CORPORATION
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEM  FORM 10 ITEM CAPTION                                          LOCATION IN INFORMATION STATEMENT
----  --------------------------------------------------    --------------------------------------------------
  1   Business..........................................    Business; Selected Historical Financial Data

  2   Financial Information.............................    Selected Historical Financial Data; Management's
                                                             Discussion and Analysis of Financial Condition
                                                             and Results of Operations

  3   Properties........................................    Business -- Properties

  4   Security Ownership of Certain Beneficial Owners
       and Management...................................    Security Ownership of Certain Beneficial Owners
                                                             and Management

  5   Directors and Executive Officers..................    Management

  6   Executive Compensation............................    Executive Compensation and Other Matters

  7   Certain Relationships and Related Transactions....    Relationship between CFI and the Company after the
                                                             Distribution; Executive Compensation and Other
                                                             Matters

  8   Legal Proceedings.................................    Business -- Legal Proceedings

  9   Market Price of and Dividends on the Registrant's
       Common Equity and Related Shareholder Matters....    The Distribution -- Listing and Trading of the
                                                             Common Stock; Risk Factors -- No Current Public
                                                             Market for the Common Stock; Possibility of
                                                             Significant Price Fluctuations; Dividend Policy;
                                                             Description of Company Capital Stock

 10   Recent Sales of Unregistered Securities...........    None

 11   Description of Registrant's Securities to be
       Registered.......................................    Description of Company Capital Stock; Purposes and
                                                             Antitakeover Effects of Certain Provisions of the
                                                             Company's Charter and Bylaws

 12   Indemnification of Directors and Officers.........    Liability and Indemnification of Directors and
                                                             Officers

 13   Financial Statements and Supplementary Data.......    Selected Historical Financial Data; Pro Forma
                                                             Consolidated Financial Statements; Index to
                                                             Combined Financial Statements

 14   Changes in and Disagreements with Accountants on
       Accounting and Financial Disclosure..............    None

 15   Financial Statements and Exhibits.................    Index to Combined Financial Statements; Index to
                                                             Exhibits

                                                  , 1996

Dear Shareholder:


    I am pleased to inform you that the Board of Directors of Consolidated Freightways, Inc. ("CFI") has approved a distribution to our shareholders of all the outstanding shares of common stock of Consolidated Freightways Corporation (the "Company"). The stock distribution will be made to holders of record of CFI
common stock on         , 1996. You will receive one share of Company common
stock for every two shares of CFI common stock you hold on the record date.


    As a result of the distribution of Company common stock to CFI's shareholders, you will own shares in two separate and distinct companies. CFI, which intends to change its name to CNF Transportation, Inc., will be focused on its core businesses -- regional trucking, national and international airfreight and logistics management. The Company will concentrate on full service, less-than-truckload trucking in North America, and on streamlining its operations, providing more fully integrated services, and expanding its customer base. In addition, the Company will focus on expanding its international freight services. The distribution is also expected to allow financial markets to better understand and recognize the merits of the two businesses. CFI will continue to be listed on the New York Stock Exchange ("NYSE") and the Company has filed an application to be listed on the NYSE.

    Your Board of Directors believes that the distribution will enable both CFI and the Company to enhance their competitive positions in their respective markets in a manner which can increase the value of each of their businesses, thereby positioning them to produce greater total shareholder value over the long term. In addition, the Company's equity-based incentive compensation arrangements will better enable the Company to attract, retain and motivate its employees by offering additional economic rewards tied directly to the Company's performance.

    The enclosed Information Statement explains the proposed distribution in detail and provides financial and other important information regarding the Company. We urge you to read it carefully. Holders of CFI's common stock are not required to take any action to participate in the distribution. A shareholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

                                          Sincerely,

                                          Donald E. Moffitt
                                          CHAIRMAN, PRESIDENT AND
                                          CHIEF EXECUTIVE OFFICER

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.

                  SUBJECT TO COMPLETION DATED OCTOBER 18, 1996


                             INFORMATION STATEMENT
                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  COMMON STOCK

                             ---------------------

    This Information Statement is being furnished to shareholders of Consolidated Freightways, Inc., a Delaware corporation ("CFI"), in connection with the distribution (the "Distribution") by CFI to holders of its common stock, par value $0.01 per share ("CFI Common Stock") of all the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of its wholly owned subsidiary Consolidated Freightways Corporation (the "Company").

    The Distribution will be effective         , 1996, to holders of record of
CFI Common Stock at the close of business on         , 1996 (the "Record Date"),
subject to the satisfaction or waiver of certain conditions, on the basis of one share of Common Stock for every two shares of CFI Common Stock held on the Record Date. Certificates representing the shares of Common Stock will be mailed
on or about         , 1996. No consideration will be paid by holders of CFI
Common Stock for the shares of Common Stock to be received in the Distribution, nor will they be required to surrender or exchange shares of CFI Common Stock in order to receive Common Stock. See "The Distribution."

    There is no current trading market for Common Stock, although a "when issued" market is expected to develop on or about the Record Date. The Company has filed an application to list the Common Stock on the New York Stock Exchange (the "NYSE") under the symbol "CFW." See "The Distribution -- Listing and Trading of the Common Stock."

                            ------------------------

            SEE "RISK FACTORS" BEGINNING ON PAGE - FOR A DISCUSSION
             OF CERTAIN RISK FACTORS RELATING TO THE DISTRIBUTION.

   NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION.
            WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                            NOT TO SEND US A PROXY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

        THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL
             OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                            ------------------------

               THE DATE OF THIS INFORMATION STATEMENT IS -, 1996.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CFI OR THE COMPANY. THIS INFORMATION STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OR ANY OTHER SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         -----
Summary................................................................      1
Summary Historical and Pro Forma Financial Data........................      7
The Distribution.......................................................      9
Risk Factors...........................................................     15
Relationship between CFI and the Company after the Distribution........     23
Financing..............................................................     27
Regulatory Approvals...................................................     28
Dividend Policy........................................................     28
Pro Forma Capitalization...............................................     29
Pro Forma Consolidated Financial Statements............................     30
Selected Historical Financial Data.....................................     36
Management's Discussion and Analysis of Financial Condition and Results
 of Operations.........................................................     38
Business...............................................................     43
Management.............................................................     50
Executive Compensation and Other Matters...............................     54
Consolidated Freightways Corporation 1996 Stock Incentive Plan.........     57
Security Ownership of Certain Beneficial Owners and Management.........     62
Description of Company Capital Stock...................................     65
Purposes and Antitakeover Effects of Certain Provisions of the
 Company's Charter and Bylaws..........................................     66
Liability and Indemnification of Directors and Officers................     70
Independent Accountants................................................     71
Additional Information.................................................     71
Index to Combined Financial Statements.................................    F-1
Annex A     --   Opinion of Houlihan Lokey Howard & Zukin..............    A-1

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS INFORMATION STATEMENT. THIS SUMMARY IS INCLUDED FOR CONVENIENCE ONLY AND SHOULD NOT BE CONSIDERED COMPLETE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, SET FORTH ELSEWHERE IN THIS INFORMATION STATEMENT, WHICH SHOULD BE READ IN ITS ENTIRETY. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS INFORMATION STATEMENT. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS INFORMATION STATEMENT TO THE COMPANY PRIOR TO THE CONSUMMATION OF THE DISTRIBUTION SHALL MEAN, COLLECTIVELY, CONSOLIDATED FREIGHTWAYS CORPORATION OF DELAWARE AND ITS SUBSIDIARIES ("CFCD") AND LELAND JAMES SERVICE CORPORATION ("LJSC").

                                  THE COMPANY

    The Company is a newly formed corporation which will be an independent, publicly held company upon completion of the Distribution. It will succeed to substantially all of the businesses currently conducted by CFCD, and will assume substantially all of the related liabilities. As a result of the Distribution, CFI will own no shares of Common Stock of the Company.

    CFCD is a full-service trucking company competing primarily in the North American less-than-truckload ("LTL") segment of the general freight industry. It operates a network of 373 service centers in all 50 states, eight provinces of Canada and Puerto Rico with a fleet of approximately 40,800 trucks, tractors and trailers and approximately 21,000 employees as of June 30, 1996. Comprehensive service in Mexico is currently provided through sales and service personnel on both sides of the United States/Mexico border and through Mexican carrier partners. In addition to extensive coverage of Canada and Mexico, CFCD provides one-stop international freight services between the United States and over 70 countries worldwide through operating agreements with ocean carriers and a network of international partners. Based on 1995 revenues of approximately $2.1 billion, CFCD is one of the nation's largest LTL motor carriers.

    In October of 1995, in an effort to meet the demand for faster service and to better compete in the highly competitive trucking industry, CFCD launched one of the most comprehensive shipment and service reengineerings in its history. It dismantled its traditional hub and spoke freight flow system and established the Business Accelerator System ("BAS"), which utilizes directional loading to destination, scheduled departures and a stronger focus on customer service. In so doing, CFCD created a more flexible and efficient freight transportation system than the traditional hub and spoke system. As a result, customer service has been improved by reducing transit time, lowering the risk of damaged or lost freight and improving delivery reliability. BAS was designed to reduce costs by eliminating unnecessary travel miles, reducing freight handling and more effectively using system capacity. CFCD will seek to continue to improve service and reduce costs by refining BAS.

    Following the Distribution, the Company will continue to pursue its primary strategic objective of being a leading single source freight transportation company for LTL freight movements to customers originating or terminating shipments in North America. Consistent with this objective, the Company will emphasize improvement of operating efficiencies and reduction of costs.

    The Company will seek to achieve its objective through the following key strategies:

    - Improve customer service by decreasing freight transit times, increasing the reliability of on-time delivery and reducing damage and loss of customer freight through refinements in the BAS.

    - Grow revenues by increasing freight volumes with current and new customers, offering additional value-added services and expanding service internationally, where economically feasible.

    - Implement compensation programs, including equity-based incentives, that tie employee performance to cost reduction and customer service goals.

    - Reduce freight transportation costs by reducing freight handling costs and eliminating circuitous transit miles through further implementation of its point-to-point freight transportation system.

    - Eliminate unnecessary corporate overhead and utilize advanced technologies to maximize operating efficiencies and improve customer service.

    - Implement programs designed to reduce workers' compensation expense.

    The Company believes that there will always be a need for border-to-border, coast-to-coast freight service and that it is positioned properly to sell its services in the marketplace and to enhance its competitive position.

    The Company's principal executive offices are located at 175 Linfield Drive, Menlo Park, CA 94025, and its telephone number is (415) 326-1700.

                                THE DISTRIBUTION

DISTRIBUTING COMPANY...................  Consolidated Freightways, Inc., a Delaware
                                         corporation ("CFI"), which will continue to own the
                                         capital stock of Emery Air Freight Corporation,
                                         Con-Way Transportation Services, Inc. and Menlo
                                         Logistics, Inc. (the businesses of and relating to
                                         such latter three corporations, collectively, the
                                         "Emery, Con-Way and Menlo Businesses"). References
                                         in this Information Statement to CFI include its
                                         consolidated subsidiaries, except where the context
                                         indicates otherwise.
DISTRIBUTED COMPANY....................  Consolidated Freightways Corporation, a Delaware
                                         corporation (the "Company"), formed to hold all of
                                         the capital stock of Consolidated Freightways
                                         Corporation of Delaware and its subsidiaries
                                         ("CFCD") and Leland James Service Corporation
                                         ("LJSC"), a corporation that provides
                                         administrative support services to CFCD. CFCD and
                                         LJSC currently are wholly owned direct subsidiaries
                                         of CFI. References in this Information Statement to
                                         the Company include its consolidated subsidiaries,
                                         except where the context indicates otherwise.
DISTRIBUTION RATIO.....................  One share of Common Stock for every two shares of
                                         CFI Common Stock held of record as of the close of
                                         business on the Record Date.
SECURITIES TO BE DISTRIBUTED...........  Based on approximately 44 million shares of CFI
                                         Common Stock outstanding on June 30, 1996,
                                         approximately 22 million shares of Common Stock
                                         will be distributed. The Common Stock to be
                                         distributed will constitute all of the outstanding
                                         Common Stock of the Company immediately after the
                                         Distribution.
FRACTIONAL SHARE INTERESTS.............  Fractional shares of Common Stock will not be distributed. Fractional shares of Common Stock will
                                         be aggregated and sold in the public market by the
                                         Distribution Agent (as defined herein) and the
                                         aggregate net cash proceeds will be distributed
                                         ratably

                                         to those shareholders entitled to fractional
                                         interests. See "The Distribution -- Manner of
                                         Effecting the Distribution."
ODD-LOT SHARES.........................  CFI shareholders who are entitled to receive fewer than 100 shares ("Odd-Lot") of Common Stock in the
                                         Distribution may elect to sell such shares pursuant
                                         to a program (the "Odd-Lot Program") being offered
                                         as a convenience to shareholders who will receive
                                         an Odd-Lot. Upon receipt of a shareholder's
                                         election to sell such Odd-Lot shares, the
                                         Distribution Agent will sell such shares on behalf
                                         of such shareholder for cash in the open market at
                                         the then current market price of the Common Stock
                                         and remit the sale proceeds to such shareholders.
                                         Brokerage fees and commissions incurred by the
                                         Distribution Agent will be paid for by the Company.
                                         The Company will also pay the fees charged by the
                                         Distribution Agent for its services in
                                         administering the Odd-Lot Program. A form
                                         containing the terms of the Odd-Lot Program and an
                                         authorization form pursuant to which holders of
                                         Odd-Lot shares may elect to participate in the
                                         Odd-Lot Program will be mailed to all eligible
                                         stockholders as soon as possible after the Record
                                         Date. CFI shareholders who are entitled to receive
                                         fewer than 100 shares of Common Stock must transmit
                                         a completed authorization form to the Distribution
                                         Agent prior to             , 1996, to participate
                                         in the Odd-Lot Program. See "The Distribution --
                                         Manner of Effecting the Distribution."
RECORD DATE............................  Close of business on             , 1996.
DISTRIBUTION DATE......................              , 1996.
MAILING DATE...........................  Certificates representing the shares of Common
                                         Stock to be distributed pursuant to the
                                         Distribution will be delivered to the Distribution
                                         Agent on the Distribution Date. The Distribution
                                         Agent will mail certificates representing the
                                         shares of Common Stock to holders of CFI Common
                                         Stock on or about             , 1996. Holders of
                                         CFI Common Stock should not send stock certificates
                                         to CFI, the Company or the Distribution Agent. See
                                         "The Distribution -- Manner of Effecting the
                                         Distribution."
DISTRIBUTION AGENT.....................  The Bank of New York will be the distribution agent
                                         (the "Distribution Agent") for the Distribution.
                                         Shareholders of CFI with questions concerning the
                                         Odd-Lot Program or other procedural issues related
                                         to the Distribution may call the Distribution Agent
                                         at (800) 274-2944.
CONDITIONS TO THE DISTRIBUTION.........  The Distribution is conditioned upon, among other things, declaration of the special dividend by the
                                         Board of Directors of CFI (the "CFI Board") and
                                         receipt of a private letter ruling from the
                                         Internal Revenue Service ("IRS"), which ruling has
                                         been received by CFI as

                                         described below, or a legal opinion of special tax
                                         counsel to the effect that, among other things, the
                                         Distribution will generally qualify as a tax-free
                                         distribution (see "-- Tax Consequences"). The CFI
                                         Board has reserved the right to waive certain
                                         conditions to the Distribution or, even if the
                                         conditions to the Distribution are satisfied, to
                                         abandon, defer or modify the Distribution at any
                                         time prior to the Distribution Date. See "The
                                         Distribution -- Conditions to Distribution; Right
                                         to Abandon, Defer or Modify Distribution."
REASONS FOR THE DISTRIBUTION...........  The Distribution is designed to separate two increasingly competing businesses with distinct
                                         financial, investment and operating characteristics
                                         so that each can adopt strategies and pursue
                                         objectives appropriate to its specific needs in
                                         order to compete effectively against its
                                         competitors, and to permit each business to offer
                                         incentives that are more attractive and appropriate
                                         for the recruitment and retention of key employees.
                                         The CFI Board believes that the separation of CFI
                                         into two publicly owned companies will also: (i)
                                         allow investors to evaluate better the separated
                                         companies and their future outlook; (ii) enable
                                         management of each company to concentrate attention
                                         and financial resources on its core businesses
                                         without regard to the corporate objectives,
                                         policies, marketing position and investment
                                         requirements of the other; (iii) facilitate the
                                         development of employee compensation programs
                                         custom-tailored to each business' operations,
                                         including stock-based and other incentive programs,
                                         which will more directly reward employees of each
                                         business based on the success of that business;
                                         (iv) reduce customer confusion where both companies
                                         solicit the same business; (v) better position each
                                         company to achieve cost savings by allowing each
                                         company to focus on its own businesses and tailor
                                         its organization and administrative operations to
                                         its specific needs; and (vi) permit each company to
                                         implement its own business strategies without
                                         concern as to the impact thereof on the other
                                         company. See "The Distribution -- Background and
                                         Reasons for the Distribution."
TAX CONSEQUENCES.......................  CFI has received a private letter ruling from the
                                         IRS to the effect, among other things, that receipt
                                         of shares of the Common Stock by shareholders of
                                         CFI will generally be tax-free, except to the
                                         extent that cash is received in lieu of fractional
                                         share interests and that CFI will generally not
                                         recognize income, gain or loss as a result of the
                                         Distribution. See "The Distribution -- Certain
                                         Federal Income Tax Aspects of the Distribution."
PRE-DISTRIBUTION TRANSFER..............  Prior to the Distribution, CFCD and LJSC will transfer certain assets and liabilities to CFI with
                                         a net book value

                                         of approximately $57 million. See "Risk Factors --
                                         Certain Tax Considerations" and "-- Fraudulent
                                         Transfer and Related Considerations."
DIVIDEND POLICY........................  The Company's dividend policy will be established by the Board of Directors of the Company (the
                                         "Company Board") from time to time based on the
                                         results of operations and financial condition of
                                         the Company and other business considerations that
                                         the Company Board considers relevant. The Company
                                         presently expects that it will not pay a dividend
                                         in 1996 or 1997, and that the Company's dividend
                                         policy thereafter will be dependent on the
                                         circumstances then in existence. There can be no
                                         assurance, however, that the Company will pay any
                                         cash dividends on the Common Stock. See "Risk
                                         Factors -- Dividend Policy."
TRADING MARKET.........................  There is not currently a public market for the
                                         Common Stock, although the Company expects that a
                                         "when-issued" trading market will develop on or
                                         about the Record Date. The Company has filed an
                                         application to list the Common Stock on the NYSE
                                         under the symbol "CFW." See "Risk Factors -- No
                                         Current Public Market for the Common Stock;
                                         Possibility of Significant Price Fluctuations" and
                                         "The Distribution -- Listing and Trading of the
                                         Common Stock."
CERTAIN PROVISIONS OF CHARTER AND
 BYLAWS................................  Certain provisions of the Company's Certificate of
                                         Incorporation and Bylaws, as each will be in effect
                                         following the Distribution, could have the effect
                                         of making it more difficult for a third party to
                                         acquire control of the Company in a transaction not
                                         approved by the Company's Board of Directors. These
                                         provisions have been designed to permit the Company
                                         to develop its business without disruptions caused
                                         by the threat of a takeover not deemed by the Board
                                         of Directors to be in the best interests of the
                                         Company and its shareholders. See "Purposes and
                                         Antitakeover Effects of Certain Provisions of the
                                         Company's Charter and Bylaws." Provisions of the
                                         Company's Certificate of Incorporation eliminate
                                         certain liabilities of its directors in connection
                                         with the performance of their duties. See
                                         "Liability and Indemnification of Directors and
                                         Officers -- Limitation of Liability."
RELATIONSHIP BETWEEN CFI AND THE
 COMPANY AFTER THE DISTRIBUTION........  CFI will have no stock ownership in the Company upon consummation of the Distribution. For purposes
                                         of governing certain ongoing relationships between
                                         the Company and CFI after the Distribution and to
                                         provide for an orderly transition, the Company and
                                         CFI have entered into or will enter into certain
                                         agreements. Such agreements include, among others:
                                         (i) the Distribution Agreement, providing for,
                                         among other things, the Distribution and the
                                         division between the Company and

                                         CFI of certain assets and liabilities; (ii) the
                                         Employee Benefit Matters Agreement, providing for
                                         certain allocations of responsibilities with
                                         respect to employee compensation, benefit and labor
                                         matters; (iii) the Tax Sharing Agreement pursuant
                                         to which the Company and CFI will allocate tax
                                         liabilities that relate to periods prior to the
                                         Distribution Date, and based on subsequent actions
                                         of the Company will allocate to the Company any
                                         liability that would arise if the Distribution were
                                         not tax-free; (iv) the Transition Services
                                         Agreement, providing for the performance of certain
                                         services for the Company by a subsidiary of CFI;
                                         (v) the Alternative Dispute Resolution Agreement,
                                         providing for the resolution of disputes arising
                                         between CFI and the Company; and (vi) the
                                         Reimbursement and Indemnification Agreement,
                                         providing for the Company to reimburse or indemnify
                                         CFI for liabilities incurred on behalf of CFCD in
                                         connection with certain workers' compensation and
                                         other claims. See "Relationship Between CFI and the
                                         Company after the Distribution."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


    The following table sets forth summary historical combined and pro forma consolidated financial data for the Company. The summary historical combined statement of operations data for the three years ended December 31, 1995 and the summary historical combined balance sheet data as of December 31, 1995 and 1994 have been derived from and should be read in conjunction with the audited combined financial statements of the Company contained elsewhere in this Information Statement. The summary historical statement of operations data for the six months ended June 30, 1996 and 1995 and the years ended December 31, 1992 and 1991 and the summary historical balance sheet data as of June 30, 1996 and 1995 and as of December 31, 1992 and 1991 have been derived from unaudited historical combined financial statements of the Company which in the opinion of management include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. The historical data set forth below and the historical combined financial statements of the Company contained elsewhere in this Information Statement are presented as if the Company were a stand-alone entity for all periods presented, except that the Company has not been allocated any portion of CFI's consolidated borrowings or interest expense thereon (other than borrowings incurred directly by CFCD and interest expense thereon), or costs of maintaining letters of credit and surety bonds in connection with certain insurance programs. In addition, the historical financial statements included in selling and administrative expenses an allocation of corporate overhead costs incurred by CFI using both incremental and proportional methods on a revenue and capital basis. Although management believes that the allocation methods used provided the Company with a reasonable share of such expenses, there can be no assurance that these costs will not increase, perhaps substantially, after the Distribution. The historical combined financial information presented below does not purport to be indicative of the results of operations or financial position that would have been attained if the Company had been a stand-alone independent company during the periods shown or of the Company's future performance as an independent company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Company and the notes thereto included elsewhere herein.



    The summary pro forma consolidated financial data has been derived from the Company's historical combined financial statements for the six months ended June 30, 1996 and the year ended December 31, 1995 included elsewhere in this Information Statement and should be read in conjunction with the information set forth therein and the Pro Forma Consolidated Financial Statements included elsewhere herein. The pro forma consolidated statement of operations data assumes the Distribution was completed on January 1, 1996 or January 1, 1995, as applicable. The pro forma consolidated balance sheet data assumes the Distribution was completed on June 30, 1996. The pro forma adjustments are based upon available information and upon certain assumptions that the Company and CFI believe are reasonable which are described in the Notes to the Pro Forma Consolidated Financial Statements included elsewhere herein. The pro forma consolidated financial data is presented for informational purposes only and does not purport to be indicative of the results of operations or financial position that would have occurred had the Distribution occurred on those respective dates, or which may be obtained in the future. See "Pro Forma Consolidated Financial Statements" and the Combined Financial Statements of the Company and the notes thereto included elsewhere herein.

                                                          PRO FORMA
                                                    ---------------------
                                                                                   HISTORICAL
                                                      SIX                   -------------------------
                                                    MONTHS
                                                     ENDED                         SIX MONTHS
                                                     JUNE     YEAR ENDED              ENDED
                                                      30,      DEC. 31,             JUNE 30,
                                                    -------   -----------   -------------------------
                                                     1996        1995          1996          1995
                                                    -------   -----------   -----------   -----------
                                                         (UNAUDITED)               (UNAUDITED)
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Revenue...........................................  $1,033    $     2,107   $     1,033   $     1,082
Costs and expenses................................   1,071          2,150         1,071         1,075
Operating income (loss)...........................     (38)           (43)          (38)            7
Net income (loss).................................     (27)           (30)          (28)            5
Earnings (loss) per share (assuming 22,006,500
 shares outstanding)..............................   (1.23)         (1.37)

BALANCE SHEET DATA (AS OF END OF PERIOD):
Current assets....................................  $  440                  $       448   $       419
Total assets......................................     875                          950           939
Long-term debt....................................      15                           15            15
Equity............................................     223                          279           274


                                                    (DOLLARS IN THOUSANDS, EXCEPT REVENUE PER HUNDRED
                                                                         WEIGHT)
OTHER DATA (UNAUDITED):
EBITDA (e)........................................  $(6,682)  $    21,655   $    (8,949)  $    39,386
Cash Flows Provided (Used) by Operating Activities.......................       (12,193)       44,270
Cash Flows Used by Investing Activities..................................       (26,046)      (74,095)
Cash Flows Provided (Used) by Financing Activities.......................        49,438        47,009
Tons of freight (in thousands)...........................................         3,585         3,862
Revenue per hundred weight (f)...........................................   $    15.430   $    14.723
Intercity miles (in thousands)...........................................       291,627       309,995
Shipments................................................................     6,519,922     6,789,012
Average weight per shipment (in pounds) (f)..............................         1,100         1,111
Average length of haul (in miles) (f)....................................         1,281         1,330
Number of employees......................................................        21,000        21,300


                                                                                  HISTORICAL
                                                    -----------------------------------------------------------------------

                                                                            YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------

                                                       1995         1994 (a)         1993           1992           1991

                                                    -----------   -------------   -----------   -------------   -----------

                                                                                                        (UNAUDITED)

STATEMENTS OF OPERATIONS DATA:
Revenue...........................................  $     2,107   $    1,936      $     2,074   $    2,155      $     2,132

Costs and expenses................................        2,150        1,984            2,045        2,131            2,082

Operating income (loss)...........................          (43)         (48)              29           24(c)            50

Net income (loss).................................          (30)         (32)(b)           20           (9)(d)           24

Earnings (loss) per share (assuming 22,006,500
 shares outstanding)..............................
BALANCE SHEET DATA (AS OF END OF PERIOD):
Current assets....................................  $       399   $      391      $       345   $      311      $       368

Total assets......................................          910          853              879          885              947

Long-term debt....................................           15           15               15           15              112

Equity............................................          259          214              267          271              258

                                                           (DOLLARS IN THOUSANDS, EXCEPT REVENUE PER HUNDRED WEIGHT)
OTHER DATA (UNAUDITED):
EBITDA (e)........................................  $    21,022   $   29,845      $   120,951   $  120,313      $   138,827

Cash Flows Provided (Used) by Operating Activities       41,772       33,739           67,186      117,282           28,171

Cash Flows Used by Investing Activities...........     (105,433)     (27,178)         (43,516)     (88,699)         (57,719)

Cash Flows Provided (Used) by Financing Activities       67,103        5,791          (20,193)     (89,649)          26,315

Tons of freight (in thousands)....................        7,458        7,007            7,439        7,673            7,619

Revenue per hundred weight (f)....................  $    14.712   $   15.034      $    15.130   $   15.181      $    15.128

Intercity miles (in thousands)....................      630,020      582,380          611,886      643,034          638,967

Shipments.........................................   13,357,967   11,958,314       13,127,911   13,972,754       13,799,383

Average weight per shipment (in pounds) (f).......        1,103        1,150            1,120        1,087            1,092

Average length of haul (in miles) (f).............        1,319        1,348            1,369        1,383            1,391

Number of employees...............................       20,200       22,000           22,100       23,200           23,200



----------------------------------

(a) The 1994 results were affected by losses related to a strike by the International Brotherhood of Teamsters against CFCD from April 6, 1994 until April 29, 1994 (the "1994 Strike").


(b) Includes $1.9 million extraordinary charge, net of related tax benefits, for the write-off of certain intrastate operating rights.

(c) Includes special charges of $17.3 million related to operation changes at CFCD and the write-off of certain Canadian operating rights.

(d) Includes $30.2 million cumulative effect of change in method of accounting for post-retirement benefits and $4.7 million extraordinary charge from early retirement of debt, net of related tax benefits.


(e) "EBITDA" means pretax income plus depreciation, amortization and interest. EBITDA should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated operations or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used as a measure of a company's operating performance because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.


(f)  Excluding Canada.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

    CFI continually reviews its businesses, with a view to increasing competitiveness and efficiency of its operations and to enhancing the long-term interests of its shareholders. Following considerable review during 1995 and 1996 of available strategic alternatives for enhancing CFI shareholder value, the Board of Directors of CFI concluded that the Distribution would be in the best interests of the Company, CFI and CFI shareholders. CFI believes that the Distribution will enable CFI and the Company to compete more effectively against their competitors, allow investors to evaluate better the different merits of the two groups of businesses and their future outlooks, and may enhance the likelihood that each will achieve appropriate market recognition of its performance. Accordingly, CFI believes that the Distribution will position each company to enhance shareholder value and competitiveness.

    To compete effectively, the Company needs to transform into an organization that is significantly more flexible and responsive to its customers. There are operational, management, employee and financial reasons why this transformation will be aided by the creation of an independent, separately owned and publicly traded company.

    OPERATIONAL REASONS. As an independent company, the Company will be able to pursue its business strategies without regard to their impact on CFI's other business units. In the opinion of management of the Company, the Distribution will enable the management of each company to focus its resources on the growth and development of their respective business operations without regard to the corporate policies, objectives, marketing position and investment requirements of the other CFI business units and to develop appropriate operational, marketing and financial strategies. In addition, management believes that the Distribution will enable the Company to reduce costs.


    Management of the Company believes that the Company will benefit by reducing customer confusion caused when the Company and another CFI unit solicit the same business. CFI entered the short-haul regional trucking business through the establishment of regionally based subsidiaries in 1983. Since then, the markets of CFCD and the regional trucking operations have converged. The regional carriers have lengthened their average length of haul. CFCD, historically known as a long-haul carrier, now derives the majority of its business from shipments traveling intermediate routes between 500 and 1,500 miles in length. This has led to increasing intercompany competition between CFCD and another CFI unit. The competition has led to customer confusion as to who represents "CF", eroded customer loyalty to the "CF" name and made each such CFI unit vulnerable to other competitors. As a result of the Distribution, CFCD will have the exclusive right to the "Consolidated Freightways" name, and will be able to sell its services without confusion with the regional carrier operations of CFI and clearly distinguish its business operations.


    MANAGEMENT AND EMPLOYEE REASONS. The Company believes that its ability to obtain employee support for necessary changes in its operations will be enhanced if the Company is an independent entity. Employees will recognize that, as an independent entity, the benefits arising from increased efficiency will exclusively benefit the Company, its employees and shareholders. The Company will be able, as a separately traded entity, to provide equity incentives that are currently unavailable to Company employees. The use of Company stock to motivate key employees will align management's objectives closely with those of the Company's shareholders, fostering an "ownership mentality" created by participation in the upside rewards that an improvement in financial performance would generate. Similarly, subject to negotiation with the International Brotherhood of Teamsters and its local unions (collectively, the "IBT") and other unions representing CFCD employees, the Company will be able, as a separately traded entity, to provide equity incentives to collective bargaining unit employees the value of which will be tied to CFCD's improvements in operations, improvements in efficiency and controlling costs. If CFCD were to remain a part of a larger group of companies, this would be much more difficult. Moreover, CFCD, as an independent company, will be better able to strengthen its relationship with its workforce.

    FINANCIAL REASONS. An independent Company will have complete access to Company capital (Company cash flow from operations used $12.2 million and provided $41.8 million in the six months ended June 30, 1996 and the year ended December 31, 1995, respectively) and will be able independently to determine its capital structure. If capital is limited at CFI, the Company competes with CFI's other business units.


    For these and other reasons, the CFI Board has decided to separate CFI into two publicly owned companies. The Company, a newly formed corporation, will operate CFI's nationwide LTL trucking business through CFCD, a wholly owned subsidiary of the Company. CFI will continue to own subsidiaries operating the Emery, Con-Way and Menlo Businesses under the new name of "CNF Transportation, Inc."

OPINION OF FINANCIAL ADVISOR

    In reaching a decision to undertake the Distribution, the CFI Board considered, among other things, the advice of its financial advisor, Houlihan Lokey Howard & Zukin ("Houlihan Lokey"). A summary of the opinion rendered by Houlihan Lokey with respect to the Distribution is set forth below. Such opinion assumes that the Distribution is consummated substantially as described in this Information Statement.

    In a written opinion to be dated [            ], 1996, Houlihan Lokey will
state that, based upon the considerations set forth therein and on other factors it deemed relevant, it is of the opinion that, assuming the Distribution is consummated as proposed: (i) with respect to each of the Company and CFI, immediately after giving effect to the Distribution (a) the fair value of such company's aggregate assets would exceed such company's total liabilities (including contingent liabilities); (b) the present fair saleable value of such company's aggregate assets would be greater than such company's debts as such debts become absolute and mature; (c) such company would be able to pay its debts and other liabilities (including contingent liabilities) as they mature; and (d) the capital remaining in such company after the Distribution would not be unreasonably small for the business in which such company is engaged, as management has indicated it is now conducted and is proposed to be conducted following consummation of the Distribution; and (ii) the excess of the value of aggregate assets of CFI, before consummation of the Distribution, over the total identified liabilities (including contingent liabilities) of CFI would equal or exceed the value of the Distribution to shareholders plus the stated capital of CFI. The full text of Houlihan Lokey's opinion is set forth in Annex A, and this summary is qualified in its entirety by reference to the text of such opinion. It is a condition to the consummation of the Distribution that Houlihan Lokey deliver an updated opinion to the CFI Board, to be dated as of the Distribution Date, in substantially the same form as the opinion set forth in Annex A.

    In preparing its opinion, Houlihan Lokey relied on the accuracy and completeness of all information supplied or otherwise made available to it by CFI, and did not independently verify such information or undertake any physical inspection or independent appraisal of the assets or liabilities of the Company or CFI. Such opinion was based on business, economic, market and other conditions existing on the date such opinion was rendered.

    Houlihan Lokey's opinion is also based on, among other things, its review of the agreements relating to the Distribution, historical and pro forma financial information and certain business information relating to the Company and CFI, including that contained in this Information Statement, as well as certain financial forecasts and other data provided by CFI relating to the businesses and prospects of the Company and CFI. Houlihan Lokey also conducted discussions with CFI's management with respect to the businesses and prospects of the Company and CFI and conducted such financial studies, analyses and investigations as it deemed appropriate in rendering its opinion.

    In connection with the Distribution, CFI will pay Houlihan Lokey a fee of $100,000 upon delivery of its opinion, plus reasonable out-of-pocket expenses.

DISTRIBUTION AGENT


    The Distribution Agent is The Bank of New York, Investor Relations, P.O. Box 11258, New York, NY 10286, telephone (800) 524-4458.


MANNER OF EFFECTING THE DISTRIBUTION

    The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement (the "Distribution Agreement") that will be executed on or prior to the Distribution Date between CFI and the Company.

    In the event that all conditions to the Distribution are satisfied or waived and subject to the right of the CFI Board to abandon, defer or modify the Distribution and related transactions, the Distribution will be made on or about the Distribution Date to shareholders of record of CFI on the Record Date. On the Distribution Date, all shares of Common Stock will be delivered by CFI to
the Distribution Agent. On or about             , 1996, certificates
representing Common Stock will be mailed by the Distribution Agent to holders of record of CFI Common Stock entitled thereto on the basis of one share of Common Stock for every two shares of CFI Common Stock held on the Record Date. All such shares will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of Company Capital Stock."

    No certificates or scrip representing fractional shares of Common Stock will be issued to holders of CFI Common Stock as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then-prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the net sale proceeds. Sales of fractional shares of Common Stock are expected to be made as soon as practicable after the Distribution Date, and checks representing proceeds of these sales will be mailed thereafter. CFI will bear the cost of brokerage commissions incurred in connection with such sales.


    Each holder of CFI Common Stock who is entitled to receive an Odd-Lot may elect to sell such shares pursuant to the Odd-Lot Program, described below. Upon receipt of a shareholder's election to sell such Odd-Lot shares, the Distribution Agent will sell such shares on behalf of such shareholder and remit the proceeds to such shareholder. The Distribution Agent will sell the Odd-Lot shares through broker-dealers for cash in the open market at the then-current market price for the Common Stock and remit the sale proceeds to such holder as soon as practicable after such sales. Such sales will be made as soon as practicable after the expiration of the period during which the Distribution Agent is accepting authorization forms and in a manner designed to avoid any undue impact on the market for the Common Stock. Brokerage fees and commissions incurred by the Distribution Agent will be paid by the Company. The Company will also pay the fees charged by the Distribution Agent for its services in administering the Odd-Lot Program. A form containing the terms of the Odd-Lot Program and an authorization form pursuant to which holders of Odd-Lot shares may elect to participate in the Odd-Lot Program will be mailed to eligible stockholders as soon as possible after the Record Date. CFI shareholders who are entitled to receive fewer than 100 shares of Common Stock must transmit a
completed authorization form to the Distribution Agent prior to             ,
1996, to participate in the Odd-Lot Program.



    Holders of CFI Common Stock will not be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution or to surrender or exchange shares of CFI Common Stock or to take any other action in order to receive Common Stock. The Distribution will not affect the number of, or the rights attaching to, the outstanding shares of CFI Common Stock.


    HOLDERS OF CFI COMMON STOCK SHOULD NOT SEND CERTIFICATES TO THE COMPANY, CFI OR THE DISTRIBUTION AGENT. THE DISTRIBUTION AGENT WILL MAIL THE STOCK
CERTIFICATES REPRESENTING SHARES OF COMMON STOCK ON OR ABOUT               ,
1996. CFI STOCK CERTIFICATES WILL CONTINUE TO REPRESENT SHARES OF CFI COMMON STOCK AFTER THE DISTRIBUTION IN THE SAME AMOUNT SHOWN ON THE CERTIFICATES.

RESULTS OF THE DISTRIBUTION

    After the Distribution, the Company will be a separate public company which will own and operate substantially all of the business formerly conducted by CFCD and LJSC. The number and identity of the holders of Common Stock immediately after the Distribution will be substantially the same as the number and identity of the holders of CFI Common Stock on the Record Date. Immediately after the Distribution, the Company expects to have approximately 15,850 holders of record of Common Stock and approximately 22 million shares of Common Stock outstanding based on the number of record shareholders and outstanding shares of CFI Common Stock as of the close of business on June 30, 1996 and the distribution ratio of one share of Common Stock for every two shares of CFI Common Stock. The actual number of shares of Common Stock to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding shares of CFI Common Stock or any rights of CFI shareholders.

CERTAIN FEDERAL INCOME TAX ASPECTS OF THE DISTRIBUTION


    CFI has received a private letter ruling from the IRS (the "Ruling") to the effect that the Distribution will qualify as a tax-free distribution for Federal income tax purposes and that CFI will not generally recognize income, gain or loss as a result of the Distribution. Accordingly, the following are the material Federal income tax consequences of the Distribution:


    (1) No gain or loss will be recognized by a holder of CFI Common Stock as a result of the receipt of shares of Common Stock in the Distribution, except to the extent that cash is received in lieu of fractional shares of Common Stock. A holder of CFI Common Stock who receives cash in lieu of fractional shares will recognize gain or loss to the extent of the difference between the holder's basis allocable to the fractional share and the amount of cash received for such fractional share (assuming the fractional shares are held as capital assets);

    (2) The aggregate tax basis of the CFI Common Stock and the Common Stock in the hands of a shareholder of CFI immediately after the Distribution will be the same as the basis of the CFI Common Stock held by such shareholder immediately before the Distribution, allocated in proportion to the fair market value of the CFI Common Stock and the Common Stock at the time of the Distribution;

    (3) The holding period of the Common Stock received by the shareholders of CFI in the Distribution will include the holding period of the CFI Common Stock with respect to which the Distribution was made (assuming such CFI Common Stock was held as a capital asset); and

    (4) Generally, no gain or loss will be recognized by CFI or the Company as a result of the Distribution.


    CONSEQUENCES OF PARTICIPATION IN THE ODD-LOT PROGRAM. A holder of CFI Common Stock who elects to sell shares of Common Stock pursuant to the Odd-Lot Program will be treated as if such shares of Common Stock had been received by the holder as part of the Distribution and then sold for cash. Accordingly, such shareholder will recognize gain or loss equal to the difference between the cash so received and the amount of tax basis allocable (as described above) to such shares of Common Stock. Such gain or loss will be capital gain or loss, provided that such shares of Common Stock would have been held by such shareholder as a capital asset at the time of the Distribution.



    The Ruling is based on the accuracy of certain factual representations and certain assumptions of CFI. Although CFI is not aware of any facts or circumstances that would cause such representations or assumptions to be false, no assurance can be given in this regard. See "Risk Factors -- Certain Tax Considerations."


    Treasury regulations governing section 355 of the Code require that each CFI shareholder who receives shares of Common Stock pursuant to the Distribution attach a statement to the Federal income tax return that will be filed by the shareholder for the taxable year in which such shareholder receives the Common Stock in the Distribution, which statement shows the applicability of section 355 of the Code to the Distribution. CFI will provide each CFI shareholder with information necessary to comply with this requirement.

    For a description of the Tax Sharing Agreement pursuant to which CFI and the Company have provided for various tax matters, see "Relationship Between CFI and the Company After the Distribution -- Tax Sharing Agreement." For a description of certain additional tax considerations, see "Risk Factors -- Certain Tax Considerations."


    THE FOREGOING IS A SUMMARY OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT DOES NOT PURPORT TO ADDRESS ALL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION, OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS, SUCH AS SHAREHOLDERS WHO RECEIVED THEIR CFI COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION. EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.


LISTING AND TRADING OF THE COMMON STOCK

    There is not currently a public market for the Common Stock, although the Company expects that a "when-issued" trading market will develop on or about the Record Date. Prices at which the Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted and the prices at which such trading occurs may fluctuate significantly, particularly until the Common Stock issued in the Distribution is fully distributed. The prices at which the Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the operating results of the Company, the depth and liquidity of the market for Common Stock, investor perception of the Company and the industry in which the Company participates, and general economic and market conditions. Such prices may also be affected by certain provisions of the Company's Restated Certificate of Incorporation and Bylaws, as each will be in effect following the Distribution, which may have antitakeover effects. See "Risk Factors -- No Current Public Market for the Common Stock; Possibility of Significant Price Fluctuations" and "-- Dividend Policy" and "Purposes and Antitakeover Effects of Certain Provisions of the Company's Charter and Bylaws."

    The Company has filed an application to list the Common Stock on the NYSE. The Company expects to have, on the Distribution Date, approximately 15,850 shareholders of record, based upon the number of shareholders of record of CFI as of June 30, 1996.

    CFI filed a request on September 10, 1996, for a no-action letter from the staff (the "Staff") of the Securities and Exchange Commission to the effect that, among other things, the Staff would not recommend enforcement action if the Distribution were effected without registering the Common Stock under the
Securities Act of 1933, as amended (the "Securities Act"). On             ,
1996, CFI received a favorable response from the Staff. Accordingly, the Company believes that the shares of Common Stock issued in the Distribution will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company after the Distribution generally include persons that control, are controlled by, or are under common control with, the Company and include executive officers and directors of the Company, as well as any of its controlling shareholders. Persons who are affiliates of the Company will be permitted to sell shares of the Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 thereunder. The Company expects that substantially all of the shares of the Common Stock issued in the Distribution will be issued to persons who are not affiliates of the Company and therefore will be freely transferable.


CONDITIONS TO DISTRIBUTION; RIGHT TO ABANDON, DEFER OR MODIFY DISTRIBUTION


    The Distribution is conditioned upon, among other things: (i) the consummation of certain internal corporate reorganizations; (ii) the successful renegotiation of certain CFI credit facilities and debt instruments, including the execution of certain consents, waivers and amendments thereto by lenders, and the maintenance of CFI's investment grade debt ratings; (iii) the establishment of a separate credit facility for CFCD; (iv) the receipt of an opinion of Houlihan Lokey; (v) the receipt of certain third-party consents relating to certain contracts, licenses and other agreements; (vi) the receipt of rulings from the Internal Revenue Service or an opinion of special tax counsel to CFI to the effect that, among other things, the Distribution will generally qualify as a tax-free distribution under section 355 of the Code;
(vii) the receipt of a letter from the Commission confirming that it will take no action with respect to certain matters relating to the Distribution; (viii) the Registration Statement under the Exchange Act filed by the Company with the Commission having become effective and no stop order being in effect; (ix) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body that prohibits or makes illegal the transactions contemplated by the Distribution; (x) approval for listing of the Common Stock on the NYSE; and (xi) declaration of the special dividend by the Board of Directors of CFI. The CFI Board reserves the right in its discretion to waive the satisfaction of any condition to the Distribution, other than those set forth in clauses (i), (vi), (vii), (viii), and (xi) above. Even if all the above conditions are satisfied, the CFI Board has reserved the right to abandon, defer or modify the Distribution and the related transactions described herein at any time prior to the Distribution Date.


FUTURE MANAGEMENT OF THE SEPARATE COMPANIES

    THE COMPANY. Following the Distribution, it is intended that the Company will continue to operate its businesses substantially in the manner in which they have been operated by CFI in the recent past, including the further implementation of certain structural changes. See "Business -- Strategy." The Company will have substantially the same operating management as its current businesses have. W. Roger Curry will serve as the Company's President and Chief Executive Officer. In 1991, Mr. Curry was elected President of Emery Air Freight Corporation, relinquishing such position in 1994 to become President and Chief Executive Officer of CFCD. David F. Morrison will serve as the Company's Chief Financial Officer. In 1991, Mr. Morrison joined CFI as Vice President and Treasurer. The other executive officers of the Company are currently executive officers of CFCD. See "Management -- Directors and Executive Officers."

REASONS FOR FURNISHING THE INFORMATION STATEMENT

    This Information Statement is being furnished by CFI solely to provide information to CFI shareholders who will receive Common Stock in the Distribution as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of CFI or the Company. The information contained in this Information Statement is believed by CFI and the Company to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither the Company nor CFI will update the information except in the normal course of their respective public disclosure practices.

                                  RISK FACTORS


    Shareholders of CFI should be aware that the Distribution and ownership of the Common Stock involve certain risk factors, including those described below and elsewhere in this Information Statement, which could adversely affect the value of their holdings. Neither the Company nor CFI makes, nor is any other person authorized to make, any representation as to the future market value of the Common Stock. Any forward-looking statements contained in this Information Statement should not be relied upon as predictions of future events. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth below (which list does not purport to be exhaustive) and the matters set forth in this Information Statement generally.


OPERATING LOSSES


    For the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, the Company had operating losses of $38.2 million, $42.8 million and $47.7 million, respectively. Likewise, the Company had net losses of $28.1 million, $29.9 million and $32.1 million for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, respectively. In that regard, the historical combined financial statements of the Company do not reflect any portion of CFI's consolidated borrowings or interest expense thereon (other than borrowings incurred directly by CFCD and interest expense thereon) or the costs of maintaining letters of credit or surety bonds required in connection with certain insurance programs and, as the Company incurs indebtedness and obtains letters of credit or surety bonds in the future, its results of operations and liquidity may be adversely affected by interest expense thereon and the costs of obtaining such letters of credit and surety bonds. See "-- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital" and "-- Insurance, Workers' Compensation and Public Liability" below. While in 1996 progress has been made in implementing BAS which should help to enhance the Company's competitive position, there can be no assurance that the Company's operating losses or net losses can be eliminated or as to future results. The Company's cash flow from operations has declined since fiscal year 1993, with the Company having generated cash flow from operations of $41.8 million, $33.7 million and $67.2 million for fiscal years 1995, 1994 and 1993, respectively. For the six months ended June 30, 1996, the Company's operating activities used (rather than generated) net cash of $12.2 million. There can be no assurance that the Company's operations will not continue to use (rather than generate) cash. To the extent that the Company's operations continue to use (rather than generate) cash, the Company will be dependent upon outside sources of financing to meet its cash requirements. There can be no assurance that the Company will have access to such financing. The Company's failure to secure such financing if and when required could have a material adverse effect on the Company's business, financial condition or results of operations. See "The Distribution -- Background and Reasons for the Distribution" and "Management's Discussion and Analysis for Financial Condition and Results of Operations."


NEW STAND-ALONE COMPANY; LACK OF PRIOR INDEPENDENT OPERATING HISTORY

    Upon consummation of the Distribution, the Company will be a stand-alone entity with less capital resources than CFI prior to the Distribution. There can be no assurance that all of the Company's present customers will continue to do business with it as a stand-alone entity following the Distribution. Furthermore, the Company's management team has not operated the Company as a public company, and the Company will have a new Board of Directors, appointed by CFI, effective as of the consummation of the Distribution.

    After the Distribution, the Company will have a continuing relationship with CFI under the Transition Services Agreement described in "Relationship between CFI and the Company after the Distribution" for certain services. The Transition Services Agreement is intended to ensure that the Company's business will, during the term thereof, receive the same level of services as a stand-alone operation as it currently receives as a part of CFI, at substantially the same cost to the Company. There can be no assurance, however, that CFI will be willing to continue providing such services, or that such services will be provided at a comparable level and cost, beyond the term of the Transition Services Agreement. The failure of CFI to provide such services to the Company after the expiration of the Transition Services Agreement could have a material adverse effect on the Company if comparable arrangements cannot be made. Moreover, the Company will not receive any rights to software developed by CFI's logistics subsidiary, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Menlo Logistics." The impact of these and other changes on the Company's operations cannot be predicted. See "Pro Forma Consolidated Financial Statements," "Management" and "Relationship between CFI and the Company after the Distribution."


SUBSTANTIAL CAPITAL REQUIREMENTS; UNAVAILABILITY OF FUTURE FINANCING FROM CFI;
  NEED FOR ADDITIONAL CAPITAL


    In order to compete effectively, the Company must have access to capital. As discussed above, the Company's cash flow from operations declined from fiscal year 1993 to fiscal year 1995 and, for the six months ended June 30, 1996, the Company had negative cash flow from operations of approximately $12 million. As a result, during 1995 and the six months ended June 30, 1996, the Company has relied upon investments and advances from CFI to provide the cash necessary to fund capital expenditures and meet other cash requirements. For the six months ended June 30, 1996 and year ended December 31, 1995, such funding amounted to approximately $49 million and $67 million, respectively. In the future, neither CFI nor any other former affiliate of the Company will provide the Company with financing or capital contributions. Accordingly, the Company will need to access the debt or equity markets or obtain additional funding sources (such as the anticipated revolving credit facility referred to below) in order to finance its operations and capital expenditures and, to the extent that the Company's operations continue to generate negative cash flow, the Company will be dependent upon outside sources of financing in order to meet its cash flow requirements. No assurance can be given that the Company will have access to such financial markets or other funding in the future, or that any such financing or refinancing will be completed on favorable terms and in a timely manner, or at all, particularly during a downturn in industry conditions. In that regard, although the Company anticipates that CFCD will enter into a $225 million secured revolving credit facility prior to the Distribution (see "Financing"), the availability of borrowings and letters of credit thereunder will require, among other things, that CFCD remain in compliance with certain financial covenants. There can be no assurance that it will remain in compliance with such financial covenants and, as a result, there can be no assurance that borrowings and letters of credit will be available under such credit facility. CFCD's failure to remain in compliance with the terms of its anticipated revolving credit facility or any other circumstances preventing CFCD from making borrowings or obtaining letters of credit thereunder, or the Company's failure to obtain financing or to refinance outstanding borrowings as and when required, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company expects that the letters of credit described in the following paragraph will be issued (or, in the case of letters of credit already issued, replaced by letters of credit issued) under this anticipated revolving credit facility and, as a result, that the amount of borrowings available under such credit facility will be reduced by the aggregate amount of letters of credit outstanding from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



    Although it is anticipated that CFCD will have $15.1 million of long-term indebtedness immediately following the Distribution, it is likely that CFCD will be required to incur additional indebtedness from time to time under its anticipated revolving credit facility in order to meet other cash requirements. In addition, as of October 1, 1996, CFI obtained on CFCD's behalf a letter of credit in the face amount of approximately $20 million in connection with insurance programs relating to certain workers' compensation and public liability claims arising on and after October 1, 1996. Furthermore, not later than the Distribution Date, CFCD will replace the aforementioned $20 million letter of credit with its own letter of credit, and will obtain additional letters of credit in an aggregate face amount of $30 million to support CFCD's reimbursement obligations to CFI in connection with certain workers' compensation and public liability claims arising prior to October 1, 1996. The Company expects that CFCD's letter of credit and surety bond obligations under its own insurance program will increase incrementally over a nine-month period from approximately $20 million to approximately $65 million so that, as of July 1, 1997, it will be required to maintain insurance-related letters of credit and surety bonds in an aggregate amount of approximately $95 million. There can be no assurance, however, that the Company's actual letter of credit and surety bond requirements will not differ, perhaps substantially, from the estimated amount. See "-- Insurance, Workers' Compensation and Public Liability" and "Relationship Between CFI and the Company after the Distribution -- Reimbursement and Indemnification Agreement."



    The Company anticipates that CFCD's revolving credit agreement will contain a number of financial and other restrictive covenants, including requirements that CFCD maintain a minimum level of earnings before interest, taxes, depreciation and amortization, a minimum level of tangible net worth and a minimum fixed charge coverage ratio, and that the credit agreement will contain limitations on liens, capital expenditures and transactions with affiliates. In addition, it is anticipated that borrowings and letters of credit under the credit facility will be secured by substantially all of the present and future assets (excluding real property and certain rolling stock) of CFCD by the outstanding capital stock of CFCD and by 65% of the outstanding capital stock of Consolidated Freightways Limited, the Company's Canadian subsidiary.



    The amount of indebtedness and letter of credit and surety bond obligations which the Company may incur in the future, the restrictive covenants contained in CFCD's proposed credit facility, and the fact that a substantial majority of the Company's assets will be pledged as collateral under such credit facility could have important consequences. For example, the foregoing factors will likely limit the Company's ability to obtain additional financing and make the terms of any financing which may be obtained less favorable to the Company. In addition, the Company will be required to use cash to pay debt service and related fees, thereby reducing funds available for operations and other purposes. Likewise, the anticipated financial and other covenants in CFCD's revolving credit facility could significantly limit the operating and financial flexibility of the Company. In addition, if an event of default under CFCD's credit facility were to occur (whether because of a breach of financial covenants or otherwise), the lenders thereunder would be entitled to declare all amounts owed to them due and payable and to proceed against their collateral, which would have a material adverse effect on the Company's business, financial condition and results of operations.


COMPETITION

    The LTL trucking industry is highly competitive, and the Company will compete in certain markets against other regional, interregional, and long-haul motor carriers, including CFI's subsidiaries, many of which have greater financial and other resources than the Company. Competition in the industry is based primarily on freight rates, quality of service, reliability, transit times and scope of operations. In addition, certain non-union competitors of the Company may have advantages over unionized carriers such as the Company, including lower wages and benefit costs and greater work rule flexibility. Intense competition, coupled with persistent industry over-capacity, has resulted in aggressive price discounting and narrow margins and in a significant number of business failures in the industry.

    Deregulation in the trucking industry has resulted in ease of entry and increased competition. New entrants (some of which have grown rapidly in regional markets) include non-union carriers that have lower labor costs than CFCD.

    To succeed in this competitive industry, the Company must continue to improve its flexibility and responsiveness to customers. In addition, it must also continue to reduce costs, which are currently in excess of average costs for major regional and inter-regional trucking companies. There can be no assurance that the Company will be successful in its attempts to meet the competitive demands of the industry and reduce its costs, and the failure to do so would have a material adverse effect on its business, financial condition or results of operations.

POTENTIAL EFFECT OF UNION ACTIVITIES


    Approximately 85% and 58% of the employees of CFCD and LJSC, respectively, are represented by various labor unions, primarily the IBT and the Office and Professional Employees International Union. In 1994, CFCD experienced a 24-day work stoppage (the "1994 Strike") upon the expiration of the National Master Freight Agreement (the "NMFA"). The work stoppage had an adverse impact on the Company's results of operations. CFCD and the IBT are currently parties to the NMFA which expires on March 31, 1998. Although the Company believes that CFCD will be able to successfully negotiate a new contract with the IBT, there can be no assurance that it will be able to do so or that work stoppages will not occur, or that the terms of any such new contract will not be substantially less favorable than those of the existing contract, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.


LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION


    The historical combined financial statements of the Company, as well as the summary and selected financial information, included elsewhere in this Information Statement, reflect the results of operations and the financial condition of the Company's business during periods when it was operated as a part of CFI. Likewise, the pro forma consolidated financial statements and other pro forma data included herein are based upon such historical financial statements. A number of significant changes, however, will occur in the funding, operations and capital structure of the Company in connection with the Distribution. In particular, such financial statements do not reflect any allocation to the Company of CFI's consolidated borrowings or interest expense (other than borrowings incurred directly by CFCD and interest expense thereon) during those periods or costs of obtaining letters of credit and surety bonds necessary in connection with certain insurance programs. These changes will have a substantial impact on the future financial position and results of operations of the Company. In addition, the historical financial statements include, as selling and administrative expenses, an allocation of corporate overhead costs incurred by CFI using both incremental and proportional methods on a revenue and capital basis. Although management believes that the allocation methods used provided the Company with a reasonable share of such expenses, there can be no assurance that these costs will not increase, perhaps substantially, after the Distribution. As a result, the historical combined and pro forma unaudited financial statements and information included in this Information Statement do not purport to reflect the financial position and results of operations of the Company in the future or what the financial position and results of operations of the Company would have been had the Company operated as a stand-alone entity during the periods presented, particularly in light of the fact that the Company will be required to incur costs of obtaining letters of credit and surety bonds as described above and will likely be required to incur indebtedness to fund its cash requirements. See "Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


CERTAIN TAX CONSIDERATIONS


    CFI has received a private letter ruling from the IRS to the effect that, among other things, the Distribution will generally qualify as a tax-free distribution for Federal income tax purposes. Such ruling is based on the accuracy of certain factual representations and certain assumptions of CFI. Although CFI is not aware of any facts or circumstances that would cause such representations or assumptions to be false, no assurance can be given in this regard.


    If the Distribution were not to qualify as a tax-free distribution for Federal income tax purposes, (i) CFI would be subject to tax on the difference between (x) the fair market value of the Common

Stock and (y) the adjusted tax basis of the Company's assets at the time of the Distribution and (ii) each holder of CFI Common Stock who received shares of the Common Stock in the Distribution would generally be treated as having received a taxable dividend includible in income in an amount equal to the fair market value of such Common Stock received at the time of the Distribution, plus the amount of cash, if any, received in lieu of fractional shares.


    The Company, as party to a Tax Sharing Agreement to be entered into between the Company and CFI, has the obligation to pay for its allocable share of any tax liabilities that arise as a result of IRS, state or foreign tax audits related to periods prior to the Distribution. The IRS has examined the consolidated tax returns of CFI and subsidiaries for the years ended 1984 through 1990. These returns included the Company. While the IRS examinations have not been finalized, based on the current status of the examinations, it is probable that the Company will have exposure resulting in an additional liability for taxes and interest. The adjustments that have been proposed by the IRS would result primarily in deductible items in future periods, resulting in deferred tax assets which would not have an immediate impact on operating results, although such adjustments would require cash payments by the Company. As of June 30, 1996, CFI's estimate of the Company's minimum probable tax liability is $15 million. There can be no assurance, however, that the amounts which may eventually be payable by the Company as a result of this examination will not exceed, perhaps substantially, this amount.


    In order to provide further assurances that the Distribution will qualify as a tax-free transaction for Federal income tax purposes, the Distribution Agreement (as defined below) restricts the ability of the Company to make a material disposition of its assets, engage in certain repurchases or issuances of the Company's capital stock or cease the active conduct of its businesses independently, with its own employees and without material change, prior to three years from the Distribution Date, unless it obtains an opinion of counsel reasonably satisfactory to CFI or an IRS private letter ruling. Under the Tax Sharing Agreement, the Company will generally indemnify CFI with respect to any taxes incurred by CFI in connection with the Distribution if the Distribution fails to qualify as a tax-free transaction for Federal income tax purposes as a result of a violation of any of the foregoing restrictions by the Company or as a result of certain misrepresentations or omissions by the Company to the IRS or to counsel of CFI. See "Relationship between CFI and the Company after the Distribution -- Distribution Agreement."

NO CURRENT PUBLIC MARKET FOR THE COMMON STOCK; POSSIBILITY OF SIGNIFICANT PRICE FLUCTUATIONS


    Although the Company expects that a "when-issued" trading market will develop on or about the Record Date, there is not currently a public market for the Common Stock. In addition, the trading price of the Common Stock will be influenced by a variety of factors, including the Company's operating results, the depth and liquidity of the market for the Common Stock, investor perception of the Company and the industries in which it participates and general economic and market conditions. Such prices may also be affected by certain provisions of the Company's Restated Certificate of Incorporation and Bylaws, as each will be in effect following the Distribution, which may have antitakeover effects. Accordingly, there can be no assurance as to the prices at which trading in the Common Stock will occur on a "when-issued" basis or after the Distribution. Although the Company has filed an application to list the Common Stock on the NYSE, there can be no assurance that an active public market will develop for the Common Stock. The prices at which trading in the Common Stock occurs may fluctuate significantly, particularly until the Common Stock issued in the Distribution is fully distributed. See "The Distribution -- Listing and Trading of the Common Stock."


DIVIDEND POLICY

    The Company's dividend policy will be established by the Company Board from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Company Board considers relevant. The Company presently expects that it will not pay a dividend in 1996 or 1997, and that the Company's dividend policy thereafter will be dependent on the circumstances then in existence. There can be no assurance, however, that the Company will pay any cash dividends on its Common Stock.


HOLDING COMPANY STRUCTURE

    The Company is a holding company and does not have any material assets other than the common stock of its subsidiaries. Accordingly, the Company's ability to pay dividends, if any, on the Common Stock, to service its indebtedness and meet its other cash needs are substantially dependent upon the results of operations of its subsidiaries and the cash flow, if any, generated by such subsidiaries to the Company. The desirability of repatriating cash from foreign subsidiaries of the Company may be affected by foreign and domestic tax considerations, including the availability of foreign tax credits.

POSSIBLE EFFECT OF ECONOMIC DEVELOPMENTS AND MARKET CONDITIONS


    Interest rate fluctuations, increases in fuel prices, economic recession and changes in customers' business cycles and industry capacity are factors over which the Company has little or no control, but which may adversely affect its business, financial condition or results of operations.


FRAUDULENT TRANSFER AND RELATED CONSIDERATIONS

    Prior to the Distribution, CFCD and LJSC will transfer certain assets and liabilities to CFI with a net book value of approximately $57 million. Any such transfer as well as the Distribution itself may be subject to review under state or federal fraudulent transfer laws in the event of the bankruptcy or other financial difficulty of either the Company or CFI.


    Under those laws, if a court in a lawsuit by an unpaid creditor or representative of creditors of the Company, such as a trustee in bankruptcy or the Company as debtor in possession in a case under chapter 11 of the United States Bankruptcy Code, were to find that at the time of such transfer of assets and liabilities, the Company either (i) was insolvent, (ii) was rendered insolvent, (iii) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital, or (iv) intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured, the court could avoid such transfer.


    Similarly, if a court in a lawsuit by an unpaid creditor or representative of creditors of CFI, such as a trustee in bankruptcy or CFI as debtor in possession, were to find that at the time of the Distribution, one of the factors identified in clauses (i)-(iv) above applied to CFI, such court could avoid the Distribution and direct the return of all shares of Common Stock distributed thereunder to CFI or to an entity to hold for the benefit of CFI's creditors.

    Moreover, regardless of the factors identified in clauses (i) through (iv), the court could avoid such transfer of assets and liabilities or the Distribution if, in either case, it found that such transfer or the Distribution resulted from actual intent to hinder, delay, or defraud creditors of the Company or CFI, respectively.

    The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.


    In addition, under applicable corporate law, a corporation generally may make distributions to its shareholders only out of its surplus (i.e., its net assets minus capital) and not out of capital. Accordingly, a court could avoid
(i) such transfer of assets and liabilities if it found that the assets and liabilities so transferred did not constitute surplus of the Company and (ii) the Distribution, and direct the return of Common Stock to CFI, if it found that the shares distributed in the Distribution did not constitute surplus of CFI.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL; CERTAIN ANTITAKEOVER EFFECTS

    The Company's Restated Certificate of Incorporation and Bylaws contain certain provisions which may have the effect of delaying, deferring or preventing a change of control of the Company after the Distribution. Such provisions include, for example, provisions authorizing the Board of Directors to issue preferred stock in series, with the terms of each series to be fixed by the Board of Directors, and the provision of an advance notice procedure for shareholder nominations and proposals. See "Purposes and Antitakeover Effects of Certain Provisions of the Company's Charter and Bylaws."

    If the Distribution is consummated, the Restated Certificate of Incorporation and Bylaws of the Company will each contain several provisions that may make the acquisition of control by third parties more difficult or expensive.

GOVERNMENTAL REGULATIONS

    TRANSPORTATION. The business of the Company is subject to regulation by various Federal and state agencies, including the Department of Transportation ("DOT"). The trucking industry is subject to regulatory and legislative changes (including limits on vehicle weights and size) that can affect the economics of the industry by requiring changes in operating practices or influencing the costs of providing services to shippers.


    ENVIRONMENTAL. The trucking industry is subject to stringent environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks and the transportation of hazardous materials. Laws protecting the environment have become more stringent. Management of the Company believes that the Company is in material compliance with all laws applicable to its operations and is not aware of any situation or condition that it believes is likely to have a material adverse effect on its financial position or results of operations. There can be no assurance, however, that environmental matters existing with respect to the Company, or compliance by the Company with laws relating to environmental matters, will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Environmental Regulations."


PARTICIPATION IN MULTI-EMPLOYER PENSION PLANS

    CFCD, as a signatory to the NMFA, is required to make contributions to various multi-employer pension plans maintained for the benefit of its IBT represented employees. The benefit levels of such plans are established by the trustees thereof, who are selected by various management organizations and the IBT. CFCD has no control over the funding or solvency of such plans. Under ERISA, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer who makes contributions to a multi-employer pension plan and the members of such employer's controlled group are jointly and severally liable for their proportionate share of the plan's unfunded liabilities in the event the employer ceases to have an obligation to contribute to the plan or substantially reduces its contributions to the plan (in the event of the plan termination or withdrawal by the employer from the multi-employer plans). Based on historical information, with respect to CFCD's potential liability under ERISA in the event it wholly or partially ceases to have an obligation to contribute or substantially reduces its contributions to the multi-employer plans to which it currently contributes, management is unable to quantify reliably such liability but believes that it would be material. CFCD does not anticipate eliminating or substantially reducing its contribution to such multi-employer plans.

CYCLICALITY AND SEASONALITY

    The LTL trucking industry is affected directly by the state of the overall economy and seasonal fluctuations, which affect the amount of freight to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The months of September, October and November of each year usually have the highest business levels while the first quarter has the lowest.

AVAILABILITY OF DRIVERS

    The long-haul motor carriage industry has also experienced problems in hiring qualified, experienced drivers. The availability of drivers is an important factor in the Company's ability to serve its customers. The commercial driver license and drug testing requirements have contributed to a nationwide driver shortage. Competition for drivers is intense. The Company has periodically experienced driver shortages in certain geographical areas. The Company may not be able to employ a sufficient number of drivers from time to time to meet customer shipment demands, resulting in loss of revenue that might otherwise be available to the Company. There can be no assurance that in the future a shortage of qualified drivers would not have an adverse effect on the Company's business, financial condition or results of operations.

INSURANCE, WORKERS' COMPENSATION AND PUBLIC LIABILITY

    CFI administers an insurance program for workers' compensation and public liability claims for its corporate entities. Under the insurance program, CFI has administered claims made against CFCD and, where required by law or contract, has provided the necessary indemnities, insurance guarantees, letters of credit or surety bonds for the performance of CFCD's obligations. CFI has indemnified certain states, insurance companies and sureties against the failure of CFCD to pay workers' compensation and public liability claims. In some cases, these indemnities are supported by letters of credit under which CFI is liable to the issuing bank and by bonds issued by surety companies. After the Distribution Date, CFI will continue to provide indemnification and letters of credit and surety bonds with respect to claims that are pending as of September 30, 1996. As of October 1, 1996, CFCD will provide, or obtain on its behalf, indemnification, letters of credit and surety bonds for claims incurred on or after such date. While it is not practicable to segregate the letter of credit requirements for CFCD's participation in CFI's insurance program, CFCD's liabilities represented approximately 58% of the total CFI liabilities of approximately $317 million that were supported by $133.4 million of letters of credit as of December 31, 1995.


    Because it is not feasible for CFI to be released from contingent liability under its indemnification obligations to the states in which CFCD operates with respect to workers' compensation and public liability claims incurred on behalf of CFCD prior to October 1, 1996, CFI will continue to administer these claims. CFCD will, as of the Distribution Date, enter into a Reimbursement and Indemnification Agreement confirming its obligation to reimburse and indemnify CFI against liability with respect to these claims, and the Company anticipates that CFCD will provide letters of credit and certain other collateral to CFI, in an original amount of approximately $80 million (consisting of $30 million in letters of credit and approximately $50 million of real property (subject to adjustment)), to secure CFCD's obligations under such Agreement. As of October 1, 1996, CFCD established a similar insurance program for workers' compensation and public liability claims by providing similar insurance guaranties or collateral to the relevant states or to an insurance intermediary. In order to do so, CFCD is required to secure its obligations through letters of credit and surety bonds. As of October 1, 1996, CFI obtained on CFCD's behalf a letter of credit in the amount of approximately $20 million in connection with insurance programs relating to certain workers' compensation and public liability claims arising on and after October 1, 1996. Furthermore, not later than the Distribution Date, CFCD will replace the aforementioned $20 million letter of credit with its own letter of credit, and will obtain additional letters of credit in an aggregate face amount of $30 million to support CFCD's reimbursement obligations to CFI in connection with certain workers' compensation and public liability claims arising prior to October 1, 1996. The Company expects that CFCD's letter of credit and surety bond obligations under its own insurance program will increase incrementally over a nine-month period from approximately $20 million to approximately $65 million so that, as of July 1, 1997, it will be required to maintain insurance-related letters of credit and surety bonds in an aggregate amount of approximately $95 million. There can be no assurance, however, that the Company's actual letter of credit and surety bond requirements will not differ, perhaps substantially, from the estimated amount. As a result, the Company anticipates that, as of October 1, 1996 and thereafter, there will be a substantial increase in CFCD's financial guaranty and indemnification requirements and a related increase in its expenses incurred in maintaining related letters of credit and surety bonds. In addition, failure by CFCD to remain in compliance with the financial covenants and other terms in its anticipated revolving credit facility would likely prevent CFCD from maintaining the letters of credit and surety bonds necessary to maintain the insurance arrangements, which could have a material adverse effect on the Company's business, results of operations or financial condition.

MENLO LOGISTICS


    The Company will, as of the Distribution Date, operate at arm's length from Menlo Logistics, Inc. ("Menlo"), a wholly owned subsidiary of CFI. Menlo is one of CFCD's largest customers. Since CFCD has no agreement with Menlo to maintain its current business, there can be no assurance that CFCD will retain that business or, if it is able to retain such business, that it will be able to maintain its current pricing structure. Moreover, Menlo may have an incentive to transfer business to Con-Way Transportation Services, Inc., also a wholly owned subsidiary of CFI. Any significant loss of Menlo business or reduction in the price paid by Menlo for CFCD's transportation services could have a material adverse effect on the Company's business, financial condition or results of operations. The Company will not, in connection with the Distribution or otherwise, receive any rights in or to software developed or used by Menlo in the operation of Menlo's logistics business, which will inhibit the Company's ability to develop its own logistic company, and logistic solutions for customers of CFCD. The inability of the Company to utilize the Menlo software could also have a material adverse affect on the Company's business, financial condition or results of operations.


                          RELATIONSHIP BETWEEN CFI AND
                       THE COMPANY AFTER THE DISTRIBUTION

    For the purpose of governing certain aspects of the ongoing relationship between CFI and the Company after the Distribution and to provide mechanisms for an orderly transition following the Distribution, CFI, CFCD and the Company will enter into various agreements (collectively, the "Transition Agreements"). The Transition Agreements are included as exhibits to the Registration Statement of which this Information Statement is a part, and the following summaries are qualified in their entirety by reference to the Transition Agreements as filed. Except as described and except for contractual relationships in the ordinary course of business, all contractual relationships among CFI, CFCD and LJSC existing prior to the Distribution will be terminated on the Distribution Date.

DISTRIBUTION AGREEMENT

    The Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Distribution and for the allocation of certain assets and liabilities between CFI and the Company.

    Subject to certain exceptions, the Distribution Agreement provides for assumptions and cross-indemnities designed to place, effective as of the Distribution Date, financial responsibility for the liabilities of CFCD and LJSC with the Company and the financial responsibility for the liabilities of the Emery, Con-Way and Menlo Businesses and certain general corporate liabilities with CFI. See "-- Employee Benefit Matters Agreement" and "-- Tax Sharing Agreement."


    The Distribution Agreement provides that CFI will indemnify the Company against certain liabilities, costs and expenses arising out of CFI's pre-Distribution business (other than as relates to the Company's business) and the Company will indemnify CFI against certain liabilities, costs and expenses of the Company or arising out of its pre-Distribution business and each will have sole responsibility for claims arising out of its respective activities after the Distribution; provided, however, that certain pre-Distribution liabilities of LJSC will be shared on the basis described in the Distribution Agreement (reflecting that all CFI businesses will have benefited from services performed by LJSC prior to the Distribution). CFI will pay all out-of-pocket costs and expenses necessary to effect the Distribution and incurred prior to the Distribution, unless otherwise provided in the Distribution Agreement.

    The Distribution Agreement provides that, for a period of three years after the Distribution Date, neither CFI nor the Company will directly solicit the employment of any employee of the other company or its affiliates without the prior written consent of such other company; provided, however, that if the Company shall cease to receive services provided by CNF Service Company, Inc. ("Servco") (which is now, and shall remain after Distribution, a wholly owned subsidiary of CFI) after the Distribution Date, it may solicit employees from the groups that had been providing such services. See "-- Transition Services Agreement."

    The Distribution Agreement provides that on the Distribution Date the Company's Restated Certificate of Incorporation and Bylaws will be in the forms filed as exhibits to the Registration Statement of which this Information Statement forms a part, and that the Company and CFI will take all actions which may be required to elect or otherwise appoint, as directors of the Company, the nine persons named below. See "Management -- Directors and Executive Officers."

    In order to avoid adversely affecting the intended tax consequences of the Distribution and related transactions, the Distribution Agreement restricts the ability of the Company to make a material disposition of its assets, engage in certain repurchases or issuances of the Company's capital stock or cease the active conduct of its businesses independently, with its own employees and without material change, prior to three years from the Distribution Date, unless it obtains an opinion of counsel or an IRS private letter ruling reasonably satisfactory to CFI. The Company does not expect these limitations to significantly inhibit any potential acquisition activities or its ability to respond to unanticipated developments. See "Risk Factors -- Certain Tax Considerations."


    The Distribution Agreement provides that certain real estate owned by CFCD and/or LJSC shall be transferred to CF Properties, Inc. (which is now, and shall remain after the Distribution, a wholly owned subsidiary of CFI) prior to consummation of the Distribution. Thereafter, the Company may lease an insignificant portion of such real estate from CF Properties, Inc. on a short-term basis.



    The Distribution Agreement provides for certain transfers and licenses of intellectual property, including without limitation trademarks and proprietary software, from CFI to the Company. Each of CFI and the Company shall have rights in the "Consolidated Freightways" name and related trademarks for up to nine months following the Distribution Date; thereafter, the Company shall have exclusive rights thereto. CFI will propose amending its Certificate of Incorporation to change its name to "CNF Transportation, Inc." at its next annual meeting of shareholders and to recommend that its shareholders approve the proposal. The Distribution Agreement also provides that CFI will be responsible for all costs of duplicating and transferring proprietary software of CFI to the Company, which software is required by CFCD in its business operations and for all costs incurred in obtaining consents from CFI's software vendors to assign rights to use software now used by CFCD in its business operations. The Company will not receive any rights to software developed by Menlo, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Menlo Logistics."


    The Distribution Agreement provides that each party will indemnify the other in the event of certain liabilities arising under the Exchange Act.

TRANSITION SERVICES AGREEMENT


    CFI and the Company currently share certain administrative and other services provided by LJSC. Prior to the Distribution, CFI will (i) transfer certain LJSC assets, liabilities and administrative service departments to Servco to enable Servco to provide the Company (and CFI) with certain of the services formerly provided by LJSC and (ii) contribute all of the capital stock of LJSC to the Company. Under the Transition Services Agreement, Servco will provide the Company with certain information systems, data processing, payroll, computer and communications, and other administrative services specified in the Transition Services Agreement, and will administer the Company's retirement and benefits plans. The Transition Services Agreement will have a three-year term, although (i) the Company will be able to terminate any or all such services, at any time, on six months' notice and (ii) Servco will be able to terminate any or all such services, other than telecommunications and data processing services, at any time after the first anniversary of the Transition Services Agreement, on six months' notice, provided that in no event shall the giving of notice cause an extension of the term. Services performed by Servco under the Transition Services Agreement shall be paid for by the Company on an arm's-length negotiated basis.


ALTERNATIVE DISPUTE RESOLUTION AGREEMENT

    The Alternative Dispute Resolution Agreement establishes procedures for resolving disputes between the parties which may arise after the Distribution out of certain of the agreements described herein that cannot be settled through ordinary business negotiations. The alternative dispute resolution procedure used is mediation, which if terminated would be followed by binding arbitration. These procedures would be the exclusive methods for resolution of most disputes arising prior to or out of the Distribution.

EMPLOYEE BENEFIT MATTERS AGREEMENT

    The Company's employees and retirees are currently covered by employee benefit plans sponsored by CFI, including health, disability and life insurance plans, a retirement plan, a 401(k) plan with a related employee stock ownership plan (ESOP), and a frozen plan invested in CFI Common Stock. The obligations and assets of these plans will be allocated between CFI and the Company under the Employee Benefit Matters Agreement in the following manner. The Company will assume the obligations for its employees and retirees as of the Distribution Date under CFI's employee benefit plans, including the unfunded obligation to provide such retirees with medical benefits. CFI will cause the trustee of the CFI retirement plan to transfer to the trustee of a newly established Company retirement plan, CFI retirement plan assets with a value equal to the accumulated benefit obligation of the Company for employees and retirees. CFI will cause the trustee of the CFI 401(k) plan, ESOP, and frozen common stock plan to transfer an amount equal to the fair market value of the accounts of the current Company employees under such plan into new 401(k) and frozen common stock plans to be established by the Company.

    Certain Company employees participate in an elective deferred compensation plan and a supplemental retirement plan sponsored by CFI. Assets have been placed in a trust providing security for all or part of the benefits owed under these plans. The Employee Benefit Matters Agreement provides that CFI will retain the obligation to provide elective deferred compensation benefits and supplemental retirement benefits that accrued before the Distribution Date to Company employees and retirees, and assets relating to that obligation will remain in the trust established by CFI. Certain Company directors are covered by CFI's equity incentive plan for non-employee directors. The Company will not assume any obligations under such plan, but will instead establish its own plan to compensate its directors. See "Management -- Compensation of Directors."

    The Employee Benefit Matters Agreement also provides for the treatment of options held by CFI and Company employees as of the Distribution Date. The outstanding options held by CFI and Company employees as of the Distribution Date will be adjusted (with respect to both the number of shares subject to such options and the exercise price per share) so that (i) the ratio of exercise price to stock price remains constant and (ii) the aggregate "spread" (i.e., the excess of the fair market value of the shares of CFI Common Stock subject to such options over the aggregate per share exercise price) inherent in such options after giving effect to the Distribution, is equal to the aggregate "spread" inherent in such options prior to giving effect to the Distribution.


    Each outstanding option held by Company employees ("CFI-CFC Option") provides generally that following a termination of employment from CFI or any of its affiliates, an optionee will have 90 days to exercise his or her options before they expire. Prior to the Distribution Date, the stock option agreements under the Consolidated Freightways, Inc. Stock Option Plan of 1988 (the "CFI Stock Plan") that are held by Company employees will be amended to provide that all of their options granted in July of 1996, which otherwise would vest one year from the grant date, will become fully vested and exercisable 30 days prior to the Distribution. Accordingly, effective as of the Distribution Date, generally each Company employee who will be considered a terminated employee under the CFI

Stock Plan will have 90 days after such termination of employment (the "90 Day Period") to exercise his or her CFI-CFC Options to purchase CFI Common Stock. After the 90 Day Period such options will expire. The following is the number of options that will become fully vested and exercisable 30 days prior to the
Distribution: Mr. Curry, 30,000 options; Mr. Blake, 8,000 options; Mr. Richards, 5,000 options; Mr. Seeley, 8,000 options; Mr. Wrightson, 8,000 options; all current executive officers as a group, 66,500 options; and all employees, including all current officers who are not executive officers, as a group, 107,000 options.



    The Employee Benefit Matters Agreement also provides that the employment by the Company or any of its subsidiaries or Servco, in connection with the Distribution, of individuals who were employees of CFI or any of its subsidiaries immediately prior to the Distribution Date will not be deemed a severance of employment from CFI or such subsidiary for purposes of any policy, plan, program or agreement that provides for the payment of severance, salary continuation or similar benefits. If any person loses employment with LJSC on the Distribution Date as a direct result of the Distribution and is not employed by Servco or another CFI entity, CFI is responsible for any severance, salary continuation or similar benefits payable with respect to such loss of employment.


TAX SHARING AGREEMENT


    CFI and the Company will, on or prior to the Distribution Date, enter into a Tax Sharing Agreement to determine their responsibilities for taxes attributable to periods ending before and after the Distribution. Under the terms of the Tax Sharing Agreement, CFI is generally responsible for filing all tax returns of the CFI consolidated group (including the Company and its subsidiaries) for periods ending on or before the Distribution Date. The Company will continue to be responsible for its allocable share of such tax liability for periods ending on or prior to the Distribution Date and the Company will make payments to CFI in respect of such liability, including any liability that may arise as a result of an audit of the tax returns for such periods. See "Risk Factors -- Certain Tax Considerations." The Company will generally be entitled to its allocable share of any refunds attributable to the reduction of its tax liabilities for such periods. The Company's allocable share of tax liability (and refunds) for these purposes will generally be determined based on the proportion that its tax liability, computed as if the Company filed a separate tax return, bears to the total tax liability of all members of the CFI's consolidated group computed in a similar fashion.


    The Company will generally indemnify CFI with respect to any taxes incurred by CFI in connection with the Distribution if the Distribution fails to qualify as a tax-free transaction for Federal income tax purposes as a result of certain transactions by the Company or as a result of certain misrepresentations or omissions by the Company to the IRS or to counsel to CFI. See "Risk Factors -- Certain Tax Considerations."

    After the Distribution Date, CFI and the Company will each be separately responsible for filing all tax returns for their respective affiliated groups of companies and paying the appropriate amounts of all related taxes. CFI will, however, retain full responsibility for and discretion in amending all tax returns of the consolidated group and handling any tax controversy, audit or other dispute resolution process with respect to periods ending on or prior to the Distribution Date, unless CFI approves of a specific request by the Company to handle such a situation that would directly affect the Company.

REIMBURSEMENT AND INDEMNIFICATION AGREEMENT

    CFI currently indemnifies certain states, insurance companies and sureties against the failure of CFCD to pay workers' compensation and public liability claims. In some cases, these indemnities are supported by letters of credit under which CFI is liable to the issuing bank. After the Distribution Date, CFI will continue to provide indemnification and letters of credit and surety bonds with respect to claims that are incurred prior to October 1, 1996. These potential liabilities required to be indemnified by CFI should be reduced over time as pending claims are resolved. Historically, CFCD has not provided security to CFI to support CFI's undertakings to the states, insurance companies, sureties and issuing banks. The Reimbursement and Indemnification Agreement provides that CFCD will reimburse and indemnify CFI for all amounts paid and losses incurred by CFI on behalf of CFCD with respect to CFI's insurance program for workers' compensation and public liability claims. It also provides that CFCD will provide CFI with security for the performance of its obligations in an original amount of approximately $80 million (consisting of $30 million in letters of credit and approximately $50 million in real property), subject to periodic adjustment.


                                   FINANCING


    Prior to the Distribution, the Company expects that CFCD will enter into a $225 million revolving credit agreement provided by a group of lenders. The Company expects that the credit agreement will be secured by substantially all of the present and future assets (excluding real property and certain rolling stock) of CFCD (including accounts receivable, inventory, machinery, equipment, intangibles and intellectual property), all of the outstanding capital stock of CFCD and 65% of the outstanding capital stock of Canadian Freightways Limited, the Company's Canadian subsidiary.



    The Company anticipates that the credit agreement will mature in 2000, will permit borrowings to support working capital needs and capital expenditures, and will allow for the issuance of letters of credit to support insurance programs and other needs. It is anticipated that the sum of borrowings and letters of credit outstanding under the credit agreement from time to time will be limited to a borrowing base equal to the sum of (i) 80% to 85% of eligible receivables and (ii) the lesser of $75 million and 75% of the liquidation value of eligible rolling stock; provided that the percentage of rolling stock included in the borrowing base will decline 10% per annum until it reaches 55%. Borrowings outstanding under the credit agreement will bear interest at a fluctuating rate per annum. CFCD will also be required to pay customary letter of credit, commitment and other fees.



    The Company anticipates that such credit agreement will contain a number of financial and other restrictive covenants, including requirements that CFCD maintain a minimum level of earnings before interest, taxes, depreciation and amortization, a minimum level of tangible net worth and a minimum fixed charge converge ratio, and that the credit agreement will contain limitations on liens, capital expenditures and transactions with affiliates.



    Such agreement will contain customary events of default, including the failure of the Company to comply with financial covenants. Upon occurrence of an event of default, it will permit the lending banks to discontinue further borrowings and issuances of letters of credit, and to demand immediate repayment of all borrowings and to proceed against the collateral. See "Risk Factors -- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital."


                              REGULATORY APPROVALS

    The Company does not believe that any material federal or state regulatory approvals will be necessary in connection with the Distribution.

                                DIVIDEND POLICY

    The Company's dividend policy will be established by the Company Board from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Company Board considers relevant. The Company presently expects that it will not pay a dividend in 1996 or 1997, and that the Company's dividend policy thereafter will be dependent on the circumstances then in existence. However, there can be no assurance that the Company will pay any cash dividends on the Common Stock.

                            PRO FORMA CAPITALIZATION


    The following unaudited table sets forth the short-term debt and the capitalization of the Company as of June 30, 1996, and on a pro forma basis for the Company after giving effect to the Distribution and the related transactions. This table should be read in conjunction with the Pro Forma Consolidated Financial Statements and the Notes thereto, the Combined Financial Statements and the Notes thereto, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Information Statement. The pro forma capitalization table has been derived from the historical combined financial statements and reflects certain pro forma adjustments as if the Distribution had been consummated as of June 30, 1996. The pro forma information does not purport to reflect the capitalization of the Company in the future or as it would have been had the Company been an independent company as of and prior to June 30, 1996.



                                                                                     AS OF JUNE 30, 1996
                                                                           ----------------------------------------
                                                                           HISTORICAL      ADJUSTMENT     PRO FORMA
                                                                           ----------      ----------     ---------
                                                                                    (DOLLARS IN THOUSANDS)
Short-term debt (including current portion of long-term debt).........      $  --          $   --         $  --
                                                                           ----------      ----------     ---------
                                                                           ----------      ----------     ---------
LONG-TERM DEBT (f)
  Industrial Development Revenue Bonds................................      $  15,100      $   --         $  15,100
                                                                           ----------      ----------     ---------
TOTAL LONG-TERM DEBT..................................................         15,100          --            15,100
                                                                           ----------      ----------     ---------
Shareholders' equity
  CFI investment and advances.........................................        279,465         (16,002)(a)
                                                                                              (37,420)(b)
                                                                                               (3,355)(c)
                                                                                             (222,688)(d)    --
  Preferred Stock, 5,000,000 authorized pro forma shares; none
   issued.............................................................         --              --            --
  Common stock, $.01 par value, authorized 50,000,000 shares; issued
   and outstanding 22,006,500 pro forma shares (e)....................                            220(d)        220
  Additional paid-in capital..........................................         --             222,468(d)    222,468
                                                                           ----------      ----------     ---------
    Total Shareholders' equity........................................        279,465         (56,777)      222,688
                                                                           ----------      ----------     ---------
TOTAL CAPITALIZATION..................................................      $ 294,565      $  (56,777)    $ 237,788
                                                                           ----------      ----------     ---------
                                                                           ----------      ----------     ---------
Long-term debt as % of total capitalization (f).......................              5%                            6%


------------------------------

(a) Represents the transfers of certain assets (including real properties) and liabilities from LJSC to a subsidiary of CFI in connection with the transfer of certain administrative service departments from LJSC to a subsidiary of CFI.


(b) Represents the transfer of certain real properties from CFCD to a subsidiary of CFI, some of which may be leased back to CFCD under short-term operating leases.

(c) In connection with the transfer of certain real properties from CFCD and LJSC to a subsidiary of CFI, the transfers will result in recognition of taxable gain and a current tax payable by the Company.

(d) Represents the Company's Common Stock outstanding, $.01 par value per share, with the remaining equity interest recognized as paid-in capital. The number of outstanding shares was based on an assumed distribution of 100% of Common Stock using a ratio of one share of Common Stock for every two shares of CFI Common Stock as of June 30, 1996.

(e) Excludes 3,300,975 shares of Common Stock which immediately following the Distribution will be reserved for issuance pursuant to employee stock option and other benefit plans.


(f) The Company anticipates that it will incur additional indebtedness following the Distribution. See "Risk Factors -- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital."

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


    The following table sets forth pro forma consolidated financial data for the Company. The pro forma statements of consolidated operations assume the Distribution was completed on January 1, 1996 or January 1, 1995, as applicable. The pro forma consolidated condensed balance sheet assumes the Distribution was completed on June 30, 1996. The pro forma adjustments are based upon available information and upon certain assumptions that the Company and CFI believe are reasonable which are described in the Notes to the Pro Forma Consolidated Financial Statements. The pro forma consolidated financial data is presented for informational purposes only and does not purport to be indicative of financial position or the results of operations that would have occurred had the Distribution occurred on those respective dates, or which may be attained in the future.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                   PRO FORMA
                      CONSOLIDATED CONDENSED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)
                                     ASSETS

                                                                                            PRO FORMA
                                                                           HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                                           ----------      -----------      ---------
                                                                                     (DOLLARS IN THOUSANDS)
Current assets

  Cash and cash equivalents...........................................      $  37,757       $   (102)(a)    $  37,655

  Receivables, net of allowances......................................        293,599           (332)(a)      293,267

  Operating supplies, at lower of average cost or market..............         17,569         (5,502)(a)       12,067

  Prepaid expenses....................................................         38,748         (1,335)(a)       37,413

  Deferred income taxes...............................................         59,873           (288)(a)       59,585
                                                                           ----------      -----------      ---------

      Total current assets............................................        447,546         (7,559)         439,987
                                                                           ----------      -----------      ---------

Property, plant and equipment, net....................................        493,764        (24,520)(a)      430,334

                                                                                             (38,910)(b)

Other assets..........................................................          8,993         (4,023)(a)        4,970
                                                                           ----------      -----------      ---------

TOTAL ASSETS..........................................................      $ 950,303       $(75,012)       $ 875,291
                                                                           ----------      -----------      ---------
                                                                           ----------      -----------      ---------

         The accompanying notes are an integral part of this statement.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                   PRO FORMA
                      CONSOLIDATED CONDENSED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)
                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                            PRO FORMA
                                                                           HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                                           ----------      -----------      ---------
                                                                                     (DOLLARS IN THOUSANDS)
Current liabilities
  Accounts payable....................................................      $  93,901       $(10,701)(a)    $  83,200
  Accrued liabilities.................................................        207,382         (9,125)(a)      201,612
                                                                                               3,355(c)
  Accrued claims costs................................................         88,146            (82)(a)       88,064
                                                                           ----------      -----------      ---------
      Total current liabilities.......................................        389,429        (16,553)         372,876
Long-term liabilities
  Long-term debt......................................................         15,100         --               15,100
  Accrued claims costs................................................        101,417         --              101,417
  Deferred income taxes...............................................         27,400         (1,490)(b)       25,910
  Employee benefits and other liabilities.............................        137,492           (192)(a)      137,300
                                                                           ----------      -----------      ---------
      Total liabilities...............................................        670,838        (18,235)         652,603
                                                                           ----------      -----------      ---------
Shareholders' equity
  CFI investment and advances.........................................        279,465        (16,002)(a)       --
                                                                                             (37,420)(b)
                                                                                              (3,355)(c)
                                                                                            (222,688)(d)
  Common stock and paid-in capital....................................         --            222,688(d)       222,688
                                                                           ----------      -----------      ---------
      Total shareholders' equity......................................        279,465        (56,777)         222,688
                                                                           ----------      -----------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................      $ 950,303       $(75,012)       $ 875,291
                                                                           ----------      -----------      ---------
                                                                           ----------      -----------      ---------

         The accompanying notes are an integral part of this statement.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                   PRO FORMA
                      STATEMENT OF CONSOLIDATED OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)


                                                                                           PRO FORMA
                                                                           HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                                           ----------     -----------      ----------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                            AMOUNT)
REVENUES..............................................................     $1,032,541       $--            $1,032,541

COSTS AND EXPENSES
  Operating expenses..................................................        926,572          921(f)         927,493
  Selling and administrative expenses.................................        112,974(e)     --               112,974
  Depreciation........................................................         31,219         (677)(f)         30,542
                                                                           ----------     -----------      ----------
                                                                            1,070,765          244          1,071,009
                                                                           ----------     -----------      ----------
OPERATING LOSS........................................................        (38,224)        (244)           (38,468)

OTHER INCOME (EXPENSE)
  Investment income...................................................            171        --                   171
  Interest expense (i)................................................           (435)       --                  (435)
  Miscellaneous, net..................................................         (2,352)        (844)(g)           (368)
                                                                                             2,828(h)
                                                                           ----------     -----------      ----------
                                                                               (2,616)       1,984               (632)
                                                                           ----------     -----------      ----------
Loss before income tax benefits.......................................        (40,840)       1,740            (39,100)
Income tax benefits...................................................        (12,772)         679(j)         (12,093)
                                                                           ----------     -----------      ----------
NET LOSS..............................................................     $  (28,068)      $1,061         $  (27,007)
                                                                           ----------     -----------      ----------
                                                                           ----------     -----------      ----------
  Loss per share (assuming 22,006,500 shares outstanding as of June
   30, 1996)..........................................................                                     $    (1.23)
                                                                                                           ----------
                                                                                                           ----------


         The accompanying notes are an integral part of this statement.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                   PRO FORMA
                      STATEMENT OF CONSOLIDATED OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)


                                                                                           PRO FORMA
                                                                           HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                                           ----------     -----------      ----------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                            AMOUNT)
REVENUES..............................................................     $2,106,529       $--            $2,106,529

COSTS AND EXPENSES
  Operating expenses..................................................      1,871,224        1,842(f)       1,873,066
  Selling and administrative expenses.................................        214,535(e)     --               214,535
  Depreciation........................................................         63,556       (1,354)(f)         62,202
                                                                           ----------     -----------      ----------
                                                                            2,149,315          488          2,149,803
                                                                           ----------     -----------      ----------
OPERATING LOSS........................................................        (42,786)        (488)           (43,274)

OTHER INCOME (EXPENSE)
  Investment income...................................................            756        --                   756
  Interest expense (i)................................................           (918)       --                  (918)
  Miscellaneous, net..................................................           (850)      (1,688)(g)           (809)
                                                                                             1,729(h)
                                                                           ----------     -----------      ----------
                                                                               (1,012)          41               (971)
                                                                           ----------     -----------      ----------
Loss before income tax benefits.......................................        (43,798)        (447)           (44,245)
Income tax benefits...................................................        (13,889)        (174)(j)        (14,063)
                                                                           ----------     -----------      ----------
NET LOSS..............................................................     $  (29,909)      $ (273)        $  (30,182)
                                                                           ----------     -----------      ----------
                                                                           ----------     -----------      ----------
  Loss per share (assuming 22,006,500 shares outstanding as of June
   30, 1996)..........................................................                                     $    (1.37)
                                                                                                           ----------
                                                                                                           ----------


         The accompanying notes are an integral part of this statement.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                        NOTES TO PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS


(a) Represents the transfer of certain assets (including real properties) and liabilities from LJSC to a subsidiary of CFI in connection with the transfer of various administrative service departments from LJSC to a subsidiary of CFI.


(b) Represents the transfer of certain real properties from CFCD to a subsidiary of CFI, some of which may be leased back to CFCD under short-term operating leases.

(c) In connection with the transfer of certain real properties from CFCD and LJSC to a subsidiary of CFI, the transfers will result in recognition of taxable gain and a current tax payable by the Company.

(d) Represents the distribution of CFI's remaining investment in CFCD and LJSC to shareholders of CFI pursuant to the Distribution.

(e) The historical financial statements include an allocation of corporate overhead costs incurred by CFI using both incremental and proportional methods on a revenue and capital basis. These charges are included in Selling and Administrative Expenses. Although management believes the allocation methods used provided CFCD with a reasonable share of such expenses, there can be no assurance that these costs will not increase after the Distribution.

(f) To adjust for the effects on depreciation expense, and sub-lease rental income from third parties, resulting from the pro forma transfers of certain real properties.


(g) To adjust for the pro forma allocation of letter of credit and surety bond fees from CFI relating to uninsured costs of primarily workers' compensation claims and other lesser uninsured claims that CFCD participates in with CFI. Also includes estimated unused commitment fee and letter of credit fees on CFCD's anticipated revolving credit facility. The Company anticipates that its letter of credit and surety bond requirements, for programs similar to the CFI programs CFCD participated in, may substantially increase. See "Risk Factors -- Insurance, Workers' Compensation and Public Liability." As a result, the Company anticipates a substantial increase in related letter of credit and surety bond expenses.


(h) To eliminate the intercompany interest expense, net, charged on balances payable to CFI.


(i) The historical financial statements do not include any allocation of interest expense for CFI's consolidated borrowings (except to the extent of interest expense incurred on borrowings incurred directly by CFCD). Except for borrowings incurred directly by CFCD and its subsidiaries, no portion of CFI's consolidated borrowings were allocated to the Company in accordance with CFI's centralized cash management policy, as all cash requirements not satisfied by operating cash flows are met by CFI and recorded net in CFI Investment and Advances on the balance sheet. See "Risk Factors -- Operating Losses;" and "-- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital."


(j) To adjust for the effects of the pro forma adjustments on income tax expense using an estimated marginal income tax rate of 39%.

                       SELECTED HISTORICAL FINANCIAL DATA


    The following table sets forth summary historical combined financial data for the Company. The summary historical combined statement of operations data for the three years ended December 31, 1995 and the summary historical combined balance sheet data as of December 31, 1995 and 1994 have been derived from and should be read in conjunction with the audited combined financial statements of the Company contained elsewhere in this Information Statement. The summary historical statement of operations data for the six months ended June 30, 1996 and 1995 and the years ended December 31, 1992 and 1991 and the summary historical balance sheet data as of June 30, 1996 and 1995 and as of December 31, 1992 and 1991 have been derived from unaudited historical combined financial statements of the Company which in the opinion of management include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. The historical data set forth below and the historical combined financial statements of the Company contained elsewhere in this Information Statement are presented as if the Company were a stand-alone entity for all periods presented, except that the Company has not been allocated any portion of CFI's consolidated borrowings (other than borrowings incurred directly by CFCD and interest expense thereon) or costs of maintaining letters of credit and surety bonds in connection with certain insurance programs. The historical combined financial information presented below does not purport to be indicative of the results of operations or financial position that would have been attained if the Company had been a stand-alone independent company during the periods shown or of the Company's future performance as an independent company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Company and the notes thereto included elsewhere herein.


                                            SIX MONTHS ENDED
                                                JUNE 30,                             YEAR ENDED DECEMBER 31,
                                          --------------------  ------------------------------------------------------------------
                                            1996       1995        1995      1994 (A)          1993        1992            1991
                                          ---------  ---------  ----------  ----------      ----------  ----------      ----------
                                              (UNAUDITED)                  (DOLLARS IN MILLIONS)               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenue.................................    $ 1,033    $ 1,082     $ 2,107     $ 1,936        $  2,074    $  2,155        $  2,132
Costs and expenses......................      1,071      1,075       2,150       1,984           2,045       2,131           2,082
Operating income (loss).................        (38)         7         (43)        (48)             29          24(b)           50
Net income (loss).......................        (28)         5         (30)        (32)(c)          20          (9)(d)          24

BALANCE SHEET DATA
 (AS OF END OF PERIOD):
Current assets..........................     $  448     $  419      $  399      $  391         $   345     $   311         $   368
Total assets............................        950        939         910         853             879         885             947
Long-term debt..........................         15         15          15          15              15          15             112
Equity..................................        279        274         259         214             267         271             258


                                                         (DOLLARS IN THOUSANDS, EXCEPT REVENUE PER HUNDRED WEIGHT)
OTHER DATA (UNAUDITED):
EBITDA (e)..............................   $ (8,949)   $39,386     $21,022     $29,845        $120,951    $120,313        $138,827
Cash Flows Provided (Used) by Operating
 Activities.............................    (12,193)    44,270      41,772      33,739          67,186     117,282          28,171
Cash Flows Used by Investing
 Activities.............................    (26,046)   (74,095)   (105,433)    (27,178)        (43,516)    (88,699)        (57,719)
Cash Flows Provided (Used) by Financing
 Activities.............................     49,438     47,009      67,103       5,791         (20,193)    (89,649)         26,315
Tons of freight (in thousands)..........      3,585      3,862       7,458       7,007           7,439       7,673           7,619
Revenue per hundred weight (f)..........    $15.430    $14.723     $14.712     $15.034        $ 15.130    $ 15.181        $ 15.128
Intercity miles (in thousands)..........    291,627    309,995     630,020     582,380         611,886     643,034         638,967
Shipments...............................  6,519,922  6,789,012  13,357,967  11,958,314      13,127,911  13,972,754      13,799,383
Average weight per shipment (in pounds)
 (f)....................................      1,100      1,111       1,103       1,150           1,120       1,087           1,092
Average length of haul (in miles) (f)...      1,281      1,330       1,319       1,348           1,369       1,383           1,391
Number of employees.....................     21,000     21,300      20,200      22,000          22,100      23,200          23,200


------------------------------

(a) The 1994 results were affected by losses related to a strike by the International Brotherhood of Teamsters against CFCD from April 6, 1994 until April 29, 1994 (the "1994 Strike").


(b) Includes special charges of $17.3 million related to operation changes at CFCD and the write-off of certain Canadian operating rights.

(c) Includes $1.9 million extraordinary charge, net of related tax benefits, for the write-off of certain intrastate operating rights.

(d) Includes $30.2 million cumulative effect of change in method of accounting for post-retirement benefits and $4.7 million extraordinary charge from early retirement of debt, net of related tax benefits.


(e) "EBITDA" means pretax income plus depreciation, amortization and interest. EBITDA should not be considered in isolation from, or as a substitute for, operating income, net income or cash flow and other consolidated operations or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although this measure of performance is not calculated in accordance with generally accepted accounting principles, it is widely used as a measure of a company's operating performance because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.


(f) Excluding Canada.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
    The Company has been formed to facilitate the Distribution. The Company's financial information presented herein reflects the accounts of CFCD and LJSC. CFI is the direct owner of 100% of the outstanding shares of the above two companies.


    The following discussion and analysis should be read in conjunction with the combined financial statements of the Company and the notes thereto. In addition, as described under "Pro Forma Consolidated Financial Statements," significant changes will occur in the funding and operations of the Company following the Distribution including a substantial increase in financial guarantee requirements, which will have a significant impact on its financial position and future results of operations. See "Risk Factors -- Insurance, Workers' Compensation and Public Liability." As a result, the historical combined financial statements do not purport to be indicative of the financial position and the results of operations that the Company would have attained if it had been an independent stand-alone company during the periods shown or which may occur in the future. The Company may also incur significant additional costs in the future related to its new stand-alone basis. In particular, the historical financial statements included in selling and administrative expenses an allocation of corporate overhead costs incurred by CFI using both incremental and proportional methods on a revenue and capital basis. Although management believes that the allocation methods used provided the Company with a reasonable share of such expenses, there can be no assurance that these costs will not increase, perhaps substantially, after the Distribution. In addition, the Company's financial statements do not reflect any allocation of CFI's consolidated borrowings or interest expense thereon (other than borrowings incurred directly by CFCD and interest expense thereon) or costs of maintaining letters of credit and surety bonds in connection with insurance programs.



    In October 1995, CFCD obtained approval pursuant to the NMFA to implement an operational re-engineering plan named the Business Accelerator System ("BAS"). BAS dismantled the Company's traditional hub and spoke system in favor of one that moves freight directionally from point-to-point and streamlines the freight network. This is intended to reduce miles and handling, thereby reducing costs and average transit times. These changes were implemented beginning October 16, 1995. BAS is designed to reduce transit times while enhancing consistency of service. Although implementation of BAS ultimately improved on-time performance and reduced transit times, as discussed herein, system utilization during the first half of 1996 (the later part of the implementation period) was below expected levels. Also, the period for recovering revenues lost as a result of interrupted service early in the implementation was longer than anticipated. As a result, the relative costs of improving service levels exceeded revenues during implementation causing the reported losses. See "Risk Factors -- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital."


SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995
    REVENUES were $1,032.5 million for the six months ended June 30, 1996, a decrease of $49.6 million, or 4.6% from $1,082.1 million for the six months ended June 30, 1995. The decrease is primarily the result of declines in total and LTL tonnage of 2.4% and 0.5%, respectively, as the Company worked to restore volumes lost during implementation of BAS in the fourth quarter of 1995.


    OPERATING EXPENSES were $926.6 million for the six months ended June 30, 1996, a decrease of $2.0 million, or 0.2% from $928.6 million for the six months ended June 30, 1995. Operating expenses in the first half decreased only slightly compared with the decline in revenues. The implementation of BAS began in October 1995 and initially resulted in higher operating costs compared with revenue levels in the first half of 1996 because of costs associated with completing operation refinements and improving service levels in the new system. The costs per hundred weight of dock and city pickup and delivery during the first half of 1996 were 6.2% higher than during the same period last year. Costs associated with linehaul expenses were up 1.2% over the first half of last year due entirely to a 17.6% increase in fuel costs. Compared to the first half of 1995, service levels improved and the average transit time was reduced by about one-half a day. Also contributing to all the cost category increases discussed above was a 3.5% contractual labor wage and benefit increase beginning April 1, 1996.

    SELLING AND ADMINISTRATIVE EXPENSES were $113.0 million for the six months ended June 30, 1996, a decrease of $2.1 million, or 1.8% from $115.1 million for the six months ended June 30, 1995. The decrease is consistent with the reduced revenue levels.

    DEPRECIATION was $31.2 million for the six months ended June 30, 1996 and 1995. The amount reflects a more consistent use of lease financing for equipment requirements and an increase in capital expenditures in the prior period offset in part by an aging of the fleet.

    OPERATING LOSS was $38.2 million for the six months ended June 30, 1996, a change of $45.5 million from $7.3 million of operating income for the six months ended June 30, 1995, a difference which is attributable to the factors discussed above.

    INVESTMENT INCOME was $0.2 million for the six months ended June 30, 1996, a decrease of $0.1 million, or 33.3% from $0.3 million for the six months ended June 30, 1995. The lower income level in 1996 reflects less interest income from lower levels of cash equivalent balances held by the Company.

    INTEREST EXPENSE was $0.4 million for the six months ended June 30, 1996, a decrease of $0.1 million from $0.5 million for the six months ended June 30, 1995.


    MISCELLANEOUS EXPENSE, NET was $2.4 million for the six months ended June 30, 1996, a change of $2.9 million from $0.5 million of miscellaneous income, net for the six months ended June 30, 1995. The change is primarily attributable to an increase in interest expense on amounts due to CFI, which were used for capital expenditure and working capital needs.


    LOSS BEFORE INCOME TAX BENEFITS was $40.8 million for the six months ended June 30, 1996, a change of $48.3 million from income before income taxes of $7.5 million for the six months ended June 30, 1995. The increased loss was primarily attributable to the factors described above.


    INCOME TAX BENEFITS were $12.8 million for the six months ended June 30, 1996, a change of $15.2 million from $2.4 million of income tax expense for the six months ended June 30, 1995. The reduction in tax expense reflects the tax benefits from losses described above.



    NET LOSS was $28.1 million for the six months ended June 30, 1996, a change of $33.2 million from the $5.1 million of net income for the six months ended June 30, 1995, a difference which is attributable to the factors discussed above.



THE YEAR ENDED 1995 COMPARED TO THE YEAR ENDED 1994

    REVENUES were $2,106.5 million for 1995, an increase of $170.1 million or 8.8% from $1,936.4 million for 1994. This increase in revenues is primarily attributable to the reduction in 1994 revenues caused by the 1994 Strike, offset in part by a decline in revenues during the implementation of BAS in the fourth quarter of 1995. Total tonnage increased 6.4% and LTL tonnage increased 10.6% as a result of these same factors.

    OPERATING EXPENSES were $1,871.2 million for 1995, an increase of $160.6 million or 9.4% from $1,710.6 million for 1994. This increase in operating expenses is primarily attributable to costs associated with implementing BAS and the absence in 1994 of certain operating expenses during the 1994 Strike.

    SELLING AND ADMINISTRATIVE EXPENSES were $214.5 million for 1995, an increase of $11.2 million or 5.5% from $203.3 million for 1994. This increase in selling and administrative expenses is consistent with the increased revenue levels.

    DEPRECIATION was $63.6 million for 1995, a decrease of $6.6 million or 9.4% from $70.2 million for 1994. This decrease in depreciation is primarily attributable to aging of the fleet and an increase in the leasing of equipment.

    OPERATING LOSS was $42.8 million for 1995, a decrease in loss of $4.9 million or 10.3% from a loss of $47.7 million for 1994, a difference which is attributable to the factors discussed above.

    INVESTMENT INCOME was $0.8 million for 1995 and $0.5 million for 1994.

    INTEREST EXPENSE was $0.9 million for each of 1995 and 1994.

    MISCELLANEOUS EXPENSE, NET was $0.9 million for 1995, a change of $4.5 million from $3.6 million of miscellaneous income, net for 1994. This decrease is primarily attributable to an increase in interest expense corresponding to an increase in cash advances from CFI, which advances were primarily used for capital expenditure and working capital needs.


    LOSS BEFORE INCOME TAX BENEFITS AND EXTRAORDINARY CHARGE was $43.8 million for 1995, a decrease in loss of $0.7 million or 1.6% from a $44.5 million loss for 1994.

    INCOME TAX BENEFITS were $13.9 million for 1995, a decrease in benefits of $0.4 million or 2.8% from income tax benefits of $14.3 million for 1994.

    LOSS BEFORE EXTRAORDINARY CHARGE was $29.9 million for 1995, a decrease in loss of $0.3 million or 1.0% from a $30.2 million loss for 1994, a difference which is attributable to the factors discussed above.

    EXTRAORDINARY CHARGE FROM WRITE-OFF OF INTRASTATE OPERATING RIGHTS was $1.9 millon for 1994, net of related income tax benefits of $1.2 million. The 1994 charge resulted from the passage in 1994 of the Federal Aviation Administration Authorization Act (the "FAAAA"), which preempted certain intrastate regulation by the states and thus eliminated the value of the Company's intrastate operating rights.

    NET LOSS was $29.9 million for 1995, a decrease of $2.2 million or 6.9% from a net loss of $32.1 million for 1994, a difference which is attributable to the factors discussed above.


THE YEAR ENDED 1994 COMPARED TO THE YEAR ENDED 1993


    REVENUES were $1,936.4 million for 1994, a decrease of $137.9 million or 6.6% from $2,074.3 million for 1993. This decrease in revenues is primarily attributable to the 1994 Strike, with a decline in total tonnage of 5.8% and a decline in LTL tonnage of 5.4% compared to 1993.


    OPERATING EXPENSES were $1,710.6 million for 1994, a decrease of $38.6 million or 2.2% from $1,749.2 million for 1993. This decrease in operating expenses is primarily attributable to the 1994 Strike.

    SELLING AND ADMINISTRATIVE EXPENSES were $203.3 for 1994, a decrease of $10.8 million or 5.0% from $214.1 million for 1993. This decrease in selling and administrative expenses is primarily attributable to the 1994 Strike.

    DEPRECIATION was $70.2 million for 1994, a decrease of $11.4 million or 14.0% from $81.6 million for 1993. This decrease in depreciation is primarily attributable to a decrease in capital expenditures and aging of the fleet.


    OPERATING LOSS was $47.7 million for 1994, a change of $77.1 million from operating income of $29.4 million for 1993, a difference which is attributable to the factors discussed above.


    INVESTMENT INCOME was $0.5 million for each of 1994 and 1993.

    INTEREST EXPENSE was $0.9 million for 1994, an increase of $0.5 million from $0.4 million for 1993.

    MISCELLANEOUS INCOME, NET was $3.6 million for 1994, a decrease of $3.8 million or 51.4% from $7.4 million for 1993. This decrease in miscellaneous income is primarily attributable to an increase in interest expense relating to an increase in cash advances from CFI, which advances were necessitated by the operating loss for 1994 discussed above.


    LOSS BEFORE INCOME TAX BENEFITS AND EXTRAORDINARY CHARGE was $44.5 million for 1994, a change of $81.3 million from income of $36.8 million for 1993. This change is primarily attributable to the 1994 Strike.


    INCOME TAX BENEFITS were $14.3 million for 1994, a change of $30.9 million from income taxes of $16.6 million for 1993. This increase in benefits is primarily attributable to losses incurred in connection with the 1994 Strike.

    LOSS BEFORE EXTRAORDINARY CHARGE was $30.2 million for 1994, a change of $50.3 million from income of $20.1 million for 1993, a difference which is attributable to the factors discussed above.

    EXTRAORDINARY CHARGE FROM WRITE-OFF OF INTRASTATE OPERATING RIGHTS was $1.9 million for 1994, net of related income tax benefits of $1.2 million.

    NET LOSS was $32.1 million for 1994, a change of $52.2 million from net income of $20.1 million for 1993, a difference which is attributable to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES
    Prior to the Distribution, the Company participated in CFI's centralized cash management system and, consequently, its operating and capital expenditure needs were met by CFI. During the six months ended June 30, 1996 and 1995, CFI provided funds to the Company of $49.4 million and $47.0 million, respectively. During the years ended December 31, 1995, 1994, and 1993, CFI provided funds to the Company of $67.1 million, $5.8 million, and $9.1 million, respectively. Upon consummation of the Distribution, the Company will not have any such financial arrangements with CFI and will rely on internally generated funds (if any), borrowings under CFCD's anticipated revolving credit facility and its ability to obtain funds from the equity and debt markets. For the six months ended June 30, 1996, the Company's operations used net cash of $12.2 million and, to the extent that the Company's operations continue to generate negative cash flow, the Company will be dependent upon outside sources of financing to meet its cash needs. See "Risk Factors -- Operating Losses" and "-- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital."


    The Company anticipates that CFCD will enter into a $225 million revolving credit facility to provide letters of credit with respect to its insurance program and to fund working capital requirements and capital expenditures. The Company expects that borrowings under this credit facility will be secured by substantially all present and future assets of CFCD (other than real property and certain rolling stock), by all of the capital stock of CFCD and by 65% of the capital stock of Freightways Limited, the Company's Canadian subsidiary. The continued availability of borrowings under this credit facility will require that CFCD remain in compliance with financial and other covenants. CFCD's failure to remain in compliance with the terms of such credit facility or any other circumstances preventing the Company from making borrowings thereunder could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, to the extent that CFCD obtains letters of credit under this revolving credit facility (such as the letters of credit described below), the amount of borrowings available under the credit facility will be reduced by the principal amount of these letters of credit. Moreover, the existence of CFCD's anticipated revolving credit facility will likely limit the Company's ability to obtain additional financing or make the terms of any additional financing which may be obtained less favorable to the Company. See "Risk Factors -- Substantial Capital Requirements; Unavailability of Future Financing from CFI; Need for Additional Capital" and "Financing."


    In the second half of 1996, the Company expects to expend approximately $20 million for capital expenditures to replace tractors and trailers and upgrade its terminal facilities. For the six months ended June 30, 1996, the Company had $29.4 million of capital expenditures. Historically, the Company has entered into certain leasing arrangements to fund part of its capital expenditure needs, and may do so again in the future. The Company will seek to fund capital expenditures after the Distribution Date with cash flow from operations and, to the extent that cash flow from operations is insufficient for that purpose, from borrowings under its secured revolving credit facility. Capital expenditures for the years ended December 31, 1995, 1994, and 1993 were $112.0 million, $32.1 million, and $49.4 million, respectively. The difference in historical capital expenditures is primarily attributable to increased use of equipment leasing in 1994 and also is attributable to increased capital expenditures in 1995 relating to equipment needed to implement BAS.


    CFCD has agreed to provide letters of credit in the amount of $30 million and a pledge of real property in the amount of approximately $50 million to CFI to guarantee any losses CFI may incur in the event CFCD defaults on payment of its insurance obligation for workers' compensation and public liability incurred prior to October 1, 1996. CFI has posted and will continue to post letters of credit and surety bonds to insurance companies and various state and other jurisdictions so that CFCD remains qualified to self-insure in various states for claims incurred prior to October 1, 1996. See "Risk

Factors -- Insurance, Workers' Compensation and Public Liability" and "Relationship Between CFI and the Company After the Distribution -- Employee Benefits Matters" and "-- Reimbursement and Indemnification Agreement."



    As of October 1, 1996, CFI obtained on CFCD's behalf a letter of credit in a face amount of approximately $20 million in connection with its obligations under insurance programs arising on and after October 1, 1996. Furthermore, not later than the Distribution Date, CFCD will be required to replace the aforementioned $20 million letter of credit with its own letter of credit, and will obtain additional letters of credit in an aggregate face amount of $30 million to support CFCD's reimbursement obligations to CFI in connection with certain workers' compensation and public liability claims arising prior to October 1, 1996. The Company expects that CFCD's letter of credit and surety bond obligations under its own insurance program will increase incrementally over a nine-month period from approximately $20 million to approximately $65 million so that, as of July 1, 1997, it will be required to maintain insurance-related letters of credit and surety bonds in an aggregate amount of approximately $95 million. There can be no assurance, however, that the Company's actual letter of credit and surety bond requirements will not differ, perhaps substantially, from the estimated amount. The Company expects that such letters of credit will be issued under its anticipated revolving credit facility referred to above. Any failure by CFCD to maintain such letters of credit and surety bonds could have a material adverse effect on the Company's business, results of operations or financial condition.


    At December 31, 1995 and 1994, the Company's ratio of long-term debt to total capital (including long-term debt) was 6% and 7%, respectively. The current ratio at December 31, 1995 and 1994 was 1.1 to 1. The Company believes it can successfully maintain this current ratio by maintaining a high turnover of receivables, although there can be no assurance in this regard.

CASH FLOWS
    The Company's operations for the six months ended June 30, 1996 and 1995 used $12.2 million of cash and provided $44.3 million of cash, respectively. Net cash flow used in operations during the first six months of 1996 was primarily the result of losses and an increase in accounts receivable, offset in part by depreciation.

    The Company's cash flows from operations declined from $67.2 million in 1993 to $33.7 million in 1994 but increased to $41.8 million for 1995. The cash flow in 1995 is primarily attributable to depreciation and amortization, and the decrease in cash flow in 1994 is primarily attributable to the 1994 Strike. In the six months ended June 30, 1996, the Company's operating activities used net cash of $12.2 million. To the extent that the Company's operations use (rather than generate) cash, the Company will be dependent upon outside sources of financing to meet its cash requirements.

    The Company's cash used by investing activities in the six months ended June 30, 1996 and 1995 was $26.0 million and $74.1 million, respectively, and was $105.4 million, $27.2 million and $43.5 million for the years ended December 31, 1995, 1994 and 1993, respectively. The differences in cash flow are primarily attributable to the different capital expenditure levels discussed above.

    Cash provided by financing activities for the six months ended June 30, 1996 was $49.4 million compared with $47.0 million provided in the six months ended June 30, 1995. The amounts are attributable to cash advances from CFI. The Company's cash flows from financing activities provided $67.1 million and $5.8 million, and used cash of $20.2 million for the years ended December 31, 1995, 1994 and 1993, respectively. This increase in 1995 cash flow is primarily attributable to increases in cash advances from CFI, while the increase in 1994 cash flow is attributable primarily to the fact that the Company paid a dividend of $29.3 million to CFI in 1993.

INFLATION

    Significant increases in fuel prices, to the extent not offset by increases in rates, would have a material adverse effect on the profitability of the Company. Historically, the Company has responded to periods of sharply higher fuel prices by implementing fuel surcharge programs or base rate increases, or both, to recover additional costs, but there can be no assurance that the Company will be able to successfully implement such surcharges or increases in response to increased fuel costs in the future. In that regard, the Company's results of operations for the first six months of 1996 have been adversely affected by increased fuel prices.

ENVIRONMENTAL

    The Company's operations necessitate the storage of fuel in underground tanks as well as the disposal of substances regulated by various federal and state laws. The Company adheres to a stringent site-by-site tank testing and maintenance program performed by qualified independent parties to protect the environment and comply with regulations. Where clean-up is necessary, the Company takes appropriate action.

                                    BUSINESS


    The Company, incorporated in 1996, is a newly formed holding company which will operate the businesses conducted by CFCD, CFCD was incorporated in 1958 as successor to the original trucking company organized in 1929. CFCD is a full-service trucking company competing primarily in the North American less-than-truckload ("LTL") segment of the general freight industry. It operates a network of 373 service centers in all 50 states, eight provinces of Canada and Puerto Rico with a fleet of approximately 40,800 trucks, tractors and trailers and approximately 21,000 employees as of June 30, 1996. Comprehensive service in Mexico is currently provided through sales and service personnel on both sides of the United States/Mexico border and through Mexican carrier partners. In addition to extensive coverage of Canada and Mexico, CFCD provides one-stop international freight services between the United States and over 70 countries worldwide through operating agreements with ocean carriers and a network of international partners. General freight typically consists of shipments of manufactured or non-perishable products requiring consistent service, compared to bulk raw materials characteristically transported by railroads, pipelines and water carriers. The primary business of CFCD is transporting freight in shipments weighing less than ten thousand pounds. Based on 1995 revenues of approximately $2.1 billion, CFCD is one of the nation's largest LTL motor carriers.



    During the last five years, CFCD's annual revenue has been approximately $2.1 billion, with the exception of 1994 when revenues were reduced to approximately $1.9 billion, primarily as a result of the 1994 Strike. During the last five years, CFCD reduced the number of full-time employees by more than 10% and the number of terminals by more than 45%. It also improved efficiency and service to customers through the application of technology. In late 1995, CFCD launched a comprehensive shipment and service re-engineering to further enhance customer service, reduce costs and improve efficiency. The highly competitive environment and most recent re-engineering efforts of CFCD to improve service and to better compete in the trucking industry are described in more detail below.


INDUSTRY BACKGROUND

    Historically, shipping rates and the ability to enter the trucking industry were highly regulated, with interstate operations regulated by the now disbanded Interstate Commerce Commission (the "ICC") and intrastate business regulated by state authorities. Trucking companies constructed routes by obtaining certificates of public convenience and necessity ("operating authorities") from the ICC and/or state authorities permitting carriage over fixed routes, or by acquiring companies with such rights. To reduce linehaul transportation costs of LTL shipments, long-haul trucking companies typically established "hub and spoke" systems for moving shipments. The hub and spoke method of freight movement required trucking companies to pick up LTL shipments from a group of customers on a trailer and bring such shipments to a hub for rehandling and assembly with other shipments destined for a common geographic area. At a second hub the shipments were deconsolidated and reloaded for distribution to the final delivering terminal.

    The nationwide trucking business is highly unionized, with the IBT the principal union. Many of the companies engaged in nationwide trucking, including CFCD, are signatories to the NMFA, a national multi-employer agreement negotiated with the IBT that establishes wage rates, health and welfare benefits, job descriptions and work rules for the signing parties.

    Two trends have fundamentally changed the trucking industry. First, the Motor Carrier Act of 1980 substantially deregulated the interstate trucking business, the FAAAA substantially deregulated the intrastate trucking business and the Interstate Commerce Commission Termination Act of 1995 disbanded the ICC while transferring any remaining Federal regulatory authority relating to the trucking industry to the DOT. Trucking companies no longer must obtain operating authorities or follow prescribed routes. As a result, local and regional trucking companies are now free to expand the territory in which they provide delivery services and new competitors can enter the interstate and intrastate LTL market relatively easily. In addition, the absence of regulation allows increased competition for LTL freight from non-traditional competitors in the rail and parcel business. Second, a substantial number of shippers in U.S. industry have adopted "just-in-time" scheduling of inventory requiring faster and more consistent service. In response, there has been strong growth in the regional trucking business offering more consistent "point-to-point" service in the under-1,500 mile lanes. The majority of the Company's shipments travel between 500 and 1,500 miles.

    Regional trucking companies, by contrast, do not have the hub system needed for consolidation of shipments. Most of the regional trucking companies are not unionized, and their work rules and job descriptions are not governed by a collective bargaining agreement. For example, in a regional trucking operation, the truck driver picks up the freight from the shipper and either drives it directly to its destination or to a service center where the freight is unloaded onto a truck to take it to the recipient. In the case of a national carrier, operating under the national contract with the IBT, freight handling is a separate job description from driving, meaning that a truck driver who picks up freight from a shipper and delivers it to a terminal must wait for a freight handler to unload the truck.

COMPETITION

    The LTL business is highly competitive. High levels of competition and persistent industry overcapacity continue to result in aggressive discounting and narrow margins. CFCD's primary competitors in the national LTL market are Yellow Freight System, Inc., Roadway Express, Inc., Arkansas Best Corporation and Overnite Transportation Co. CFCD also competes for LTL freight with regional LTL motor carriers, small package carriers, private carriage and freight forwarders. Competition for freight is based primarily upon price, service consistency and transit time.

    Deregulation in the trucking industry has resulted in ease of entry and increased competition. New entrants (some of which have grown rapidly in regional markets) include non-union carriers that have lower labor costs than CFCD. To counter these competitive threats, CFCD works directly with customers on an account-by-account basis to find ways to improve efficiencies and contain costs and improve service.

STRATEGY

    In October of 1995, in an effort to meet the demand for faster service and to better compete in the highly competitive trucking industry, CFCD launched one of the most comprehensive shipment and service reengineerings in its history. It dismantled its traditional hub and spoke freight flow system and established BAS, which utilizes directional loading to destination, scheduled departures and a stronger focus on customer service. In so doing, CFCD created a more flexible and efficient freight transportation system compared to the traditional hub and spoke system. As a result, customer service has been improved by reducing transit time, lowering the risk of damaged or lost freight and improving the reliability of on-time delivery. BAS was designed to reduce costs by eliminating unnecessary travel miles, reducing freight handling and more efficiently using system capacity. CFCD will seek to continue to improve service and reduce costs by refining BAS.


    Following the Distribution, the Company will continue to pursue its primary strategic objective of being a leading single source freight transportation company for LTL freight movements to customers originating or terminating shipments in North America. Consistent with this objective, the Company will emphasize improvement of operating efficiencies and reduction of costs.


    The Company will seek to achieve its objectives through the following key strategies:

    - Improve customer service by decreasing freight transit times, increasing the reliability of on-time delivery and reducing damage and loss of customer freight through refinements in the BAS.

    - Grow revenues by increasing freight volumes with current and new customers, offering additional value-added services and expanding service internationally, where economically feasible.

    - Implement compensation programs, including equity-based incentives that tie employee performance to cost reduction and customer service goals.

    - Reduce freight transportation costs by reducing freight handling costs and eliminating circuitous transit miles through further implementation of its point-to-point freight transportation system.

    - Eliminate unnecessary corporate overhead and utilize advanced technologies to maximize operating efficiencies and improve customer service.

    - Implement programs designed to reduce workers' compensation expense.

    OPERATIONS -- BAS

    CFCD's original hub and spoke network of over 700 terminals was designed to enable it to provide freight movement nationwide. The hub and spoke method of freight movement required CFCD to pick up LTL shipments from a group of customers on a trailer and bring such shipments to a hub for rehandling and assembly with other shipments destined for a common geographic area. At a second hub the shipments were deconsolidated and reloaded for distribution to the final delivering terminal.

    CFCD realized that while the network of over 700 terminals allowed it to be geographically close to most of its customers, it also resulted in overhandling of freight because of the relatively small volume of shipments most terminals were processing on a daily basis. As a result, in the last few years CFCD began an effort to gradually reduce the number of terminals it operated, opting instead for larger facilities serving a broader geographic area. That effort was largely completed by the fall of 1995. CFCD now operates from a network of 373 U.S. and Canadian freight terminals. To complement the reduction in the number of terminals and to further reduce handling costs and transit time, CFCD reorganized its linehaul system in the fourth quarter of 1995. With these changes, CFCD launched BAS.

    The implementation of BAS by CFCD was intended to reduce freight handling and miles traveled by emphasizing directional loading, and flexible load planning on scheduled departures. During its initial period of operation, BAS adversely affected results of operations due to disruptions in CFCD's operations. Dismantling of the hub and spoke system, however, allowed CFCD to reduce the number of terminals required to provide the necessary freight handling capability and to close other terminals to improve operating efficiencies. Management believes that operating margins will improve to reflect the intended benefits of the reorganization and the implementation of BAS, although there can be no assurance in this regard.

    DIRECTIONAL LOADING. CFCD now emphasizes directional loading to reduce costs and time of delivery. In an extreme example, in the past a shipment moving from Elmira, New York, to Daytona Beach, Florida, would have moved via Buffalo, New York, through Akron, Ohio, Charlotte, North Carolina, and Orlando, Florida. This move would have taken four-and-a-half days and the shipment would have traveled approximately 1,450 miles under the hub and spoke system. Utilizing BAS, CFCD's Elmira, New York, terminal would route this shipment through Carlisle, Pennsylvania, and Jacksonville, Florida, to Daytona Beach, where it would normally arrive in little more than two days having traveled approximately only 1,050 miles, a 27% reduction in miles traveled. Under BAS, shipments are either loaded direct to the destination terminals or to an intermediate handling center that is in the geographic direction of the destination terminal. In the hub and spoke system, all freight is moved to the hub even if the hub is in the opposite direction from the ultimate destination. This frequently resulted in extra miles being travelled.

    DYNAMIC LOAD PLANNING. BAS dynamic load planning is a sophisticated computer system that enables CFCD to efficiently plan each day's linehaul operation while simultaneously giving each terminal the ability to vary their load plan to take advantage of efficient routing of the actual freight picked up each day. This results in both time and cost savings by avoiding unnecessary intermediate handling. Historically, load plans were static, based upon average daily volume.

    SCHEDULED DEPARTURES. Before CFCD implemented BAS, terminals and hubs would dispatch trucks to their next destination as soon as they were loaded. While this method moved freight rapidly, it caused equipment imbalances and other operational inefficiencies that resulted in additional costs.

Additionally, immediate dispatch limited CFCD's ability to set a firm delivery time for customers. This was a competitive disadvantage in selling to customers who had implemented "just-in-time" delivery systems, since the accurate scheduling of deliveries is crucial to maintaining "just-in-time" production schedules while minimizing inventory. CFCD now has the ability to more closely meet a customer's shipping and delivery time needs which CFCD believes is a competitive advantage when competing for new business.

    Under BAS, terminal operations are "managed by the clock." This system establishes deadlines for moving freight through the system, and allows CFCD to make explicit tradeoffs between service and expense (i.e., load factor) considerations. A time-specific operation allows CFCD to make more economical decisions, and helps avoid equipment imbalances, empty miles and other operational inefficiencies.

    MARKETING

    Although CFCD is capable of handling most customer shipping requests regardless of shipment size or length of haul, its marketing efforts are primarily directed toward domestic and international LTL shipments. In addressing the marketplace, CFCD presents itself as a flexible, solutions-based organization that not only provides basic transportation services, but also delivers customized value added logistics services in conjunction with transportation. CFCD believes information technology and access to immediate information regarding shipments is an important source of value to customers.

    Because of the unique requirements of each customer, CFCD employs a direct sales force of transportation professionals to interface with its customers. This includes several hundred sales representatives based in CFCD's service centers with defined geographic territories. A smaller group of national account sales representatives focus on larger, geographically dispersed corporations. To augment this sales organization, CFCD has customer service staff in most of its service centers. In addition, CFCD has a centralized customer support center in the Dallas, Texas area that provides specialized services to customers. This customer support center also houses a telemarketing department which maintains contact with a select group of customers that do not receive regular contact from a sales representative.

    CFCD's marketing and sales program have several objectives:

    - To increase the tonnage volume in the under-1,500 mile length of haul markets. Under BAS, CFCD has re-engineered its terminal and linehaul system to provide faster, more consistent service. CFCD will seek to capitalize on this service initiative, coupled with its nationwide coverage and complete range of value added services to capture greater market share in this market segment.

    - To achieve a better mix of freight by increasing the percentage of heavy, dense, palletized freight across the length of haul spectrum. If successful, this will allow CFCD to achieve greater linehaul load factor, higher productivity and lower unit costs.

    - To use information technology and other customer support initiatives to enhance the value of services to its customer base and create an opportunity to leverage these services into a higher margin, value oriented relationship.

    - To expand and grow tonnage in international markets, both in over-the road markets in North America and in ocean freight markets globally through CFCD's non-vessel operated common carrier service.

    CFCD believes that there is considerably more tonnage available in both the under-1,500 mile domestic LTL market and the international market than in the over-1,500 mile domestic LTL market. CFCD also believes that both of these market segments are growing more rapidly as a result of the increased corporate focus on reduced inventory, "just in time" manufacturing and globalization of markets.

    Market demands and the need to improve customer service has made timely information about shipping transactions more critical. To meet the market requirements, CFCD offers a broad, sophisticated package of computer-based information services designed to provide accurate and timely information regarding a customer's freight. CFCD has established itself as an industry leader in the area of utilizing information technology. Through its Logistics Manager software, CFCD offers a comprehensive set of information based tools to the shipping public including the ability to generate necessary shipping documents, electronically track shipments, file claims, and request "proof of delivery" images. CFCD has been an industry leader for years in the implementation of electronic data interchange transactions with customers. CFCD supports over 20 different transaction sets in both ANSI and UN/EDIFACT formats. The Company believes that the image processing system utilized by CFCD has set the industry standard for leading edge invoicing and proof of delivery information.

    CFCD has enhanced its shipment control systems to provide greater value and more sophisticated transportation solutions for its customers. For example, under its "LINK UP" service, customers now have the flexibility to merge shipments picked up at different locations while they are in transit. This allows customers to accelerate their speed to market with finished goods, reduce inventory and eliminate warehouse space requirements.

FLEET

    As a large carrier of LTL general freight, CFCD has pick-up and delivery fleets in each area served, and a fleet of intercity tractors and trailers. It has a network of 373 U.S. and Canadian service centers. The metro centers reduce freight handling by allowing more direct city-to-city service, thereby improving productivity. CFCD's operations are supported by a data processing system for the management of shipments and customer information.

    Subsidiaries of the Company serve Canada through terminals in the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Quebec, Saskatchewan and in the Yukon Territory. The Canadian operations use a fleet of over 1,100 trucks, tractors and trailers.

    As of June 30, 1996, the Company owned or leased a total of 7,808 trucks and tractors and 33,044 trailers, described in the following table:

                                                                              P&D (LOCAL PICKUP AND
                                                                                    DELIVERY)
                                                                             ------------------------
                                                      INTERCITY   INTERCITY  TRUCKS AND
MODEL YEAR                                            TRACTORS    TRAILERS    TRACTORS     TRAILERS
---------------------------------------------------  -----------  ---------  -----------  -----------
1996...............................................           1       1,974           4           34
1995...............................................         977       3,386         737          909
1994...............................................          80       1,117         218            9
1993...............................................         154       1,078          41          100
1992...............................................         613       1,663         195           84
1991...............................................          13       2,416         440            7
1990 and earlier...................................         701      18,965       3,634        1,302
                                                          -----   ---------       -----        -----
  Total............................................       2,539      30,599       5,269        2,445

CUSTOMERS

    In the first six months of 1996 and for the year 1995, no single customer accounted for more than 5% of total revenues, and the ten largest customers accounted for approximately 15% of total revenues.

EMPLOYEES

    CFCD believes that it has a core of loyal, dedicated and experienced employees which are among the best in the trucking industry.

    As of June 30, 1996, CFCD had approximately 21,000 employees, including approximately 20,000 in the United States. As of the Distribution Date, CFCD expects to have approximately 21,600 employees. Labor costs, including fringe benefits, averaged approximately 67% of revenues for the six months ended June 30, 1996. Approximately 85% of CFCD's domestic employees are represented by various labor unions, primarily the IBT. CFCD experienced the 1994 Strike following the expiration of the NMFA. CFCD and the IBT are parties to the current NMFA, which expires on March 31, 1998. CFCD believes that its current relations with the IBT are satisfactory.

    The Company believes that a major challenge with respect to its long-term growth and profitability will be changing its relationships with CFCD's unionized work force. CFCD and the IBT have accomplished some changes in the current NMFA necessary to implement BAS. Further changes are required for CFCD to be competitive with non-unionized carriers.

FUEL


    Fuel prices steadily declined during the last three fiscal years, but increased in 1996. CFCD's average annual diesel fuel cost per gallon (without tax) declined from $0.621 in 1993 to $0.578 in 1994 and to $0.573 in 1995. Fuel prices spiked in April 1996 to $0.710 per gallon, costing CFCD approximately $5 million in additional fuel costs in the first six months of 1996. As of June 30, 1996, however, fuel prices decreased to $0.668 per gallon. As a result of the increase in fuel costs, monthly operating costs increased in the first six months of 1996 by approximately $800,000 compared to the first six months of 1995.


CANADIAN REGULATIONS

    The provinces in Canada have regulatory authority over intra-provincial operations of motor carriers. Federal legislation to phase in deregulation of the inter-provincial motor carrier industry took effect January 1, 1988. The new legislation relaxed economic regulation of inter-provincial trucking by easing market entry regulations, and implemented safety regulations of trucking services under Federal jurisdiction. CFCD wrote off substantially all of its unamortized cost of the Canadian operating authority in 1992.

ENVIRONMENTAL REGULATIONS


    The Company is subject to Federal, state and local environmental laws and regulations relating to, among other things, contingency planning for spills of petroleum products, and its disposal of waste oil. Additionally, the Company is subject to significant regulations dealing with underground fuel storage tanks. The Company stores some of its fuel for its trucks and tractors in approximately 350 underground tanks located in 48 states. The Company believes that it is in substantial compliance with all such environmental laws and regulations and is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the Company's competitive position, operations or financial condition. However, there can be no assurance that environmental matters existing with respect to the Company, or compliance by the Company with laws relating to environmental matters, will not have a material adverse effect on the Company's business, financial condition or results of operations.


    The Company has in place policies and methods designed to conform with these regulations. The Company estimates that capital expenditures for upgrading underground tank systems and costs associated with cleaning activities for 1996 will not be material.


    The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Response Compensation and Liability Act ("CERCLA") or other Federal and state environmental statutes at several hazardous waste sites. Under CERCLA, PRPs are jointly and severally liable for all site remediation and expenses. After investigating the Company's or its subsidiaries' involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements or, based upon cost studies performed by independent third parties, believes its obligations with respect to such sites would not have a material adverse effect on the Company's financial position or results of operations.

GOVERNMENTAL REGULATIONS

    CFCD's operations are regulated by the DOT and various Federal and state agencies. CFCD, like other interstate motor carriers, is also subject to certain safety requirements governing interstate operations prescribed by the DOT. In addition, vehicle weight and dimensions remain subject to both Federal and state regulation. Changes in regulations relating to vehicle weight and size, or on trailer length or configuration, could adversely affect the Company's business, financial condition or results of operations.

CYCLICALITY

    The trucking industry, including CFCD, is affected directly by the state of the overall economy, but no single segment of the economy (e.g., general retail merchandise, automotive, chemical) accounted for more than 10% of the Company's revenues for fiscal year 1995 or the six months ended June 30, 1996. Seasonal fluctuations affect tonnage, revenues and operating results. The months of September, October and November of each year usually have the highest business levels while the first quarter has the lowest. Shipment levels, operating costs, and operating results can also be adversely affected by inclement weather.

PROPERTIES

    As of June 30, 1996, CFCD owned or operated a total of 373 terminals and freight service centers with an aggregate of approximately 12,200 loading doors. These terminals and service centers were located throughout the United States and ranged in size from approximately 20,000 to 281,000 square feet. Of these terminals and service centers, three, representing a total of approximately 245,400 square feet, are financed partially or wholly through the issuance of industrial development revenue bonds, the principal amount of which is secured by the property.

LEGAL PROCEEDINGS

    The Company is a party to and expects to be in the future a party to lawsuits arising in the ordinary course of business. While the outcome of such lawsuits or other proceedings against the Company cannot be predicted with certainty, the Company does not expect that these matters will have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information about the directors and executive officers of the Company:


            NAME                 AGE                              POSITION(S)
----------------------------     ---     --------------------------------------------------------------
W. Roger Curry                   58      President, Chief Executive Officer and Director (3)
Patrick H. Blake                 47      Executive Vice President -- Operations
David F. Morrison                43      Executive Vice President and Chief Financial Officer
Stephen D. Richards              53      Senior Vice President and General Counsel
Phillip W. Seeley                49      Executive Vice President -- Sales and Marketing
Robert E. Wrightson              57      Senior Vice President, Controller and Treasurer
William D. Walsh (1)             66      Director (4) and Chairman of the Board
G. Robert Evans (1)              65      Director (3)
Paul B. Guenther (1)             56      Director (4)
Robert W. Hatch (2)              57      Director (5)
J. Frank Leach (2)               75      Director (4)
John M. Lillie (1)               59      Director (5)
James B. Malloy (2)              69      Director (3)
Raymond F. O'Brien (2)           74      Director (5)


------------------------------
(1)  Member of Audit Committee

(2)  Member of Compensation Committee


(3)  Initial term expires at 1997 annual stockholders' meeting.



(4)  Initial term expires at 1998 annual stockholders' meeting.



(5)  Initial term expires at 1999 annual stockholders' meeting.


    The following sets forth certain information for the past five years of each person who will be a director or executive officer of the Company following the Distribution.

    W. ROGER CURRY -- PRESIDENT, CHIEF EXECUTIVE OFFICER AND A DIRECTOR. Mr. Curry has served as President and Chief Executive Officer of CFCD since July 1994 and Senior Vice President of CFI since 1986. Mr. Curry joined CFCD in 1969 as a Systems Analyst and became Coordinator, On-Line Systems of CFI in 1970. In 1972, he was named Director of Terminal Properties for CFCD. He became President of CF AirFreight, Inc. in 1975 and Chief Executive Officer in 1984. Mr. Curry relinquished both offices with CF AirFreight, Inc. in 1986 when he was elected Senior Vice President -- Marketing of CFI. In 1991, he was elected President of Emery Air Freight Corporation, relinquishing the position in 1994 to become President of CFCD.

    PATRICK H. BLAKE -- EXECUTIVE VICE PRESIDENT -- OPERATIONS. Mr. Blake has served as Executive Vice President -- Operations of CFCD since July 1994. He was Vice President Eastern Region from 1992-1994, a Division Manager from 1985-1992, and a Terminal Manager from 1983-1985. Mr. Blake began his career with CFCD in 1969 as a dock man.


    DAVID F. MORRISON -- EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER. Mr. Morrison has been Vice President and Treasurer for CFI since October 1991. From 1987 to October 1991, Mr. Morrison was Treasurer of McKesson Corporation. From 1982-1987, he worked for the CFI organization as director of strategic planning, and as managing director of CFI's international transportation services subsidiary. From 1978 to 1982, Mr. Morrison worked for Tiger International and its subsidiary Hall's Motor Transit in a series of planning, marketing and financial positions.

    STEPHEN D. RICHARDS -- SENIOR VICE PRESIDENT AND GENERAL COUNSEL. Mr. Richards has been Vice President and General Counsel of CFCD since September 1995. He was Deputy General Counsel of CFI for the preceding four years. Prior to joining CFI in August 1991, Mr. Richards was engaged in business for eight years as the president of a software/medical services company financed with venture capital, the president of a computer distribution business and later as a real estate advisor. From 1968-1974, he was an associate and from 1974-1983, a partner with the law firm Morrison & Foerster LLP during which he represented CFI from time to time on various legal matters.


    PHILLIP W. SEELEY -- EXECUTIVE VICE PRESIDENT -- SALES & MARKETING. Mr. Seeley has served as Executive Vice President -- Sales and Marketing of CFCD since July 1994. He was Vice President -- Administration and Technology for CFI from 1991 to 1994, and Vice President of MIS for CFI from 1983 to 1991. Mr. Seeley was Director of MIS for CFCD from 1978 to 1983. He was director of Management Accounting from 1974 to 1978, a Financial Analyst in 1973-1974 and a Systems Analyst from 1970 to 1973. He joined CFCD as part of its Management Training Program in 1968.

    ROBERT E. WRIGHTSON -- SENIOR VICE PRESIDENT AND CONTROLLER. Mr. Wrightson has served as Senior Vice President and Controller of CFCD since July 1994. He joined CFI in 1962 as an accountant, and later became a budget analyst for CFCD. In 1980, he was promoted to Vice President and Controller of CFCD, and later rejoined CFI in 1986 as Vice President -- Accounting. He assumed the position of Vice President and Controller for CFI in 1989.

    WILLIAM D. WALSH -- DIRECTOR AND CHAIRMAN OF THE BOARD.  Mr. Walsh served as
a director of CFI from September 24, 1994 until                   , when he
resigned from the CFI Board to become a director of the Company. Mr. Walsh has been a general partner with Sequoia Associates since the company was founded in 1982. The firm has major investments in established operating companies. From 1967 to 1982, Mr. Walsh served as Senior Vice President and Chief Administrative Officer for the Arcata Corporation of Menlo Park, California. Prior to that, Mr. Walsh was a consultant for McKinsey & Co. for six years, managing projects involving acquisitions, organization structure and strategic planning for major U.S. companies. From 1955 to 1961, Mr. Walsh served as Assistant U.S. Attorney for the Southern District of New York and as Counsel to the New York State Commission of Investigation. Mr. Walsh is currently a director of National Education Corporation, URS Corp., Crown Vantage, Inc., Champion Road Machinery, Ltd., Newcourt Credit Corp., Newell Manufacturing Corp., Newell Industrial Corp., Clayton Group, Inc. and Basic Vegetable Products, Inc.

    G. ROBERT EVANS -- DIRECTOR.  Mr. Evans served as a director of CFI from
September 24, 1990 until                   , when he resigned from the CFI Board
to become a director of the Company. Mr. Evans has been Chairman of the Board and Chief Executive Officer of Material Sciences Corporation since 1991. His prior business career includes 15 years with United States Gypsum Company and 13 years with Arcata Corporation, where he served as President and Chief Executive Officer. Mr. Evans was President and Chief Executive Officer of Southwall Technologies, Inc. in 1983 and 1984; of Allsteel Inc. from 1984 to 1987; of Bemrose Group USA from 1987 to 1990; and of Corporate Finance Associates Illinois, Inc., from 1990 to 1991. Mr. Evans is currently a director of Swift Energy Company and Fibreboard Corporation.

    PAUL B. GUENTHER -- DIRECTOR. Mr. Guenther was President of PaineWebber Group Inc., the parent company of PaineWebber Incorporated, a full-service securities firm until his retirement in May 1995. He was a member of the PaineWebber Executive Committee and Boards of both PaineWebber Group Inc. and PaineWebber Incorporated. Mr. Guenther is currently an investor in Walden Capital Partners L.P., a Small Business Investment Company, and a member of its advisory committee. In 1981, Mr. Guenther was named director of the Administration division and elected to the Board of Directors of Paine, Webber, Jackson & Curtis. In 1984, Mr. Guenther became chief administrative officer responsible for Administrative Services, Operations and Systems. He assumed responsibility for the firm's retail sales business in 1987 and for investment banking activities in June 1988. In December 1988, he was named President of PaineWebber Incorporated and in 1994 President of

PaineWebber Group Inc. Mr. Guenther is also chairman of the New York Philharmonic, Vice Chairman of the Fordham Univeristy Board of Trustees and a member of the Board of Overseers, Columbia University Graduate School of Business.


    ROBERT W. HATCH -- DIRECTOR. Mr. Hatch has been Chairman and Chief Executive Officer of Cereal Ingredients, a specialty ingredient manufacturer and laboratory, providing fat-free and high fiber products, from 1991 to the present. From 1992 to 1993, he was Chairman of Chromcraft Revington, a diversified furniture manufacturer. From 1989 to 1992, he was Chairman, President and Chief Executive Officer of Mohasco, a manufacturer of upholstered and case goods furniture. From 1984 to 1989, he was President and Chief Executive Officer of Interstate Bakeries Corporation, a wholesale baker. From 1963 to 1984, he served in several capacities at General Mills, Inc., becoming Vice President and Assistant to Vice Chairman in 1983. Mr. Hatch is currently a director of Superior Grain, Inc., The Healthy Back Store, Inc., Maverick Paper Company, SH Productions, Inc., The Foundation for International Community Assistance and SOTA-TEC Fund. He is also a Regent of St. Olaf College.

    J. FRANK LEACH -- DIRECTOR. Mr. Leach served as a director of CFI from June 30, 1975 until April 23, 1993, and was Vice Chairman of the Board of CFI from April 29, 1991 until April 26, 1993. Also from 1990 to 1991, he served CFI as interim President and Chief Operating Officer. He has been a partner of Sequoia Associates since 1982 and Chairman of the Board of Acme Fixture and Casework, Inc., since 1985. From June 1972 to July 1982, Mr. Leach was President and Chief Executive Officer of Arcata Corporation and Chairman of the Board from July 1983 to July 1986. He is currently a director of Clayton Group, Inc., Material Sciences Corporation, Basic American Foods, Inc., Newell Industrial Corp., Newell Stamping Corp., Champion Road Machinery, Ltd. and Acme Fixture and Casework, Inc.

    JOHN M. LILLIE -- DIRECTOR. Mr. Lillie served as President and Chief Operating Officer of American President Companies from 1990 to 1992, and as Chairman, President and Chief Executive Officer from 1992 to 1995. From 1989 to 1990, Mr. Lillie was a general partner of Sequoia Associates. From 1985 to 1986, Mr. Lillie served as President and Chief Executive Officer, and from 1986 to 1989 served as Chairman and Chief Executive Officer, of Lucky Stores, Inc. Mr. Lillie currently serves as a director of Vons, Inc., The Gap, Inc., TeleSensory Corp. and Walker Interactive Corp.

    JAMES B. MALLOY -- DIRECTOR. Mr. Malloy served as Chairman and Chief Executive Officer of Smurfit Packaging Corporation from February 1, 1994 to February 1, 1996 and is currently Chairman. Prior to his retirement, he was President and Chief Executive Officer of Jefferson Smurfit Corporation and its affiliate, Container Corporation of America. Before joining Jefferson Smurfit Corporation in 1979, Mr. Malloy spent 26 years with International Paper Company, New York, NY, culminating his service as Vice President and Group Executive, Industrial Packaging Group.

    RAYMOND F. O'BRIEN -- DIRECTOR. Mr. O'Brien served as a director of CFI from December 5, 1966 until his normal retirement on April 29, 1995, and was Chairman of the CFI Board from April 24, 1978 until April 29, 1995. From 1977 to 1988, he was the Chief Executive Officer of CFI and was reelected to that position from 1990 to 1991. In 1975, he was elected President of CFI, a post he held until 1980 and resumed from 1981 to 1986. From 1973 to 1975, he also served as President and Chief Executive Officer of CFCD. He began his career with CFCD in 1958 as a Controller, advancing to Vice President and Treasurer in 1963, Vice President -- Finance in 1967, and Executive Vice President in 1969. Mr. O'Brien currently serves as a director of Watkins-Johnson Co.

COMMITTEES OF THE BOARD

    The Board of Directors of the Company has established an Audit Committee and a Compensation Committee. Descriptions of these committees follow:

    AUDIT COMMITTEE. The Audit Committee recommends independent public accountants for appointment by the shareholders to perform the audit of the Company's accounting records and authorizes the performance of services by the accountants so appointed. The Committee reviews the annual audit of the Company by the independent public accountants, and, in addition, annually reviews the results of the examinations of accounting procedures and controls performed by the Company's internal auditors.

    COMPENSATION COMMITTEE. The Compensation Committee recommends to the Board the salaries of the executive officers of the Company. The Committee also oversees the administration of the Company's short-term and long-term incentive compensation plans, grants of stock options under the Company's Stock Incentive Plan, the Retirement Plan and the general benefit plans of the Company. The Committee is also responsible for recommending compensation of non-employee directors.

COMPENSATION OF DIRECTORS

    Directors who are also officers of the Company will receive no additional compensation for their services as directors. Directors who are not officers will receive an attendance fee of $1,000 for each meeting of the Board of Directors and $500 for each meeting of a committee of the Board of Directors. Directors will also be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attendance at meetings. In addition, each director who is not an officer of the Company will receive a grant of 20,000 shares of restricted Common Stock in connection with Distribution. The Chairman of the Board will also receive a grant of 125,000 such shares. See "Consolidated Freightways Corporation 1996 Stock Incentive Plan."

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

    The Board of Directors is currently considering the possibility of incentivizing management and key employees of the Company through future grants of stock options and/or restricted stock.


                           SUMMARY COMPENSATION TABLE


    The following table sets forth compensation paid to the Company's Chief Executive Officer and the four next most highly compensated executive officers for the three years ended December 31, 1995.


                                                                                                  LONG-TERM COMPENSATION (3)
                                                                                                 ----------------------------
                                                                                                   AWARDS
                                                                                                 -----------
                                                                 ANNUAL COMPENSATION             SECURITIES
                                                      -----------------------------------------  UNDERLYING      ALL OTHER
                                                                                OTHER ANNUAL      OPTIONS/     COMPENSATION
NAME AND PRINCIPAL POSITIONS                 YEAR     SALARY ($) BONUS ($)(1) COMPENSATION ($)    SARS (#)        ($)(4)
-----------------------------------------  ---------  ---------  -----------  -----------------  -----------  ---------------
W.R. CURRY                                      1995    412,048      --              71,958(2)      30,000/0         5,667
 President, Chief Executive                     1994    363,944     419,740          83,648(2)     105,375/0         9,455
 Officer and a Director                         1993    317,148     380,578          48,273(2)      32,500/0         8,306

P.H. BLAKE                                      1995    231,764      --              --              8,000/0         2,856
 Executive Vice President --                    1994    193,022      --              27,711(2)      32,050/0         2,432
 Operations                                     1993    163,945      --              83,609(2)       7,100/0         3,783

S.D. RICHARDS                                   1995    181,372       5,136          --              --              2,987
 Senior Vice President and                      1994    164,872      52,308          --              --              3,717
 General Counsel                                1993    167,162      41,056          --              --              5,013

P.W. SEELEY                                     1995    250,692      --              50,551(2)       8,000/0         2,956
 Executive Vice President --                    1994    230,940     125,246          --             35,000/0         2,874
 Sales and Marketing                            1993    223,311     127,910          --             11,000/0         4,888

R.E. WRIGHTSON                                  1995    234,884      --              --              8,000/0         3,933
 Senior Vice President,                         1994    216,395     117,358          --             33,800/0         4,281
 Controller and Treasurer                       1993    212,924     127,910          28,672(2)       8,800/0         6,659


------------------------------
(1) The amounts shown in this column reflect payments under short-term incentive compensation plans in which all regular, full-time, non-contractual employees were eligible to participate.

(2) Includes: (a) relocation expense of $27,346 and $83,609 in 1994 and 1993, respectively, for Mr. Blake; relocation expense of $49,900 in 1995 for Mr. Seeley and relocation expense of $17,798 in 1993 for Mr. Wrightson; (b) interest earned and deferred under a long-term incentive plan equal to $71,958, $56,121 and $42,433 for Mr. Curry in 1995, 1994 and 1993,
    respectively; $197, $153, and $116 for Mr. Seeley in 1995, 1994 and 1993, respectively; and $18,443, $14,383 and $10,874 for Mr. Wrightson in 1995, 1994 and 1993, respectively; (c) above-market deferred compensation interest equal to $27,527 and $5,840 for Mr. Curry in 1994 and 1993, respectively; $1,134 and $365 for Mr. Blake in 1995 and 1994, respectively; and $454 for Mr. Seeley in 1995.

(3) There were no restricted stock awards and no long-term incentive payouts in 1995, 1994 or 1993.

(4) Amounts shown for 1995 in this column include: (a) payments for taxable group life insurance on behalf of Messrs. Curry, Blake, Richards, Seeley and Wrightson, equal to $3,417; $606; $737; $706 and $1,683 and (b) employer contribution to the 401(k) plan equal to $2,250 for each of Messrs. Curry, Blake, Richards, Seeley and Wrightson.

                            OPTION/SAR GRANTS TABLE
                     OPTION/SAR GRANTS IN LAST FISCAL YEAR


    The following table sets forth, as to the executive officers named in the Summary Compensation Table above, (i) the number of shares of CFI Common Stock subject to options granted to each executive officer during fiscal year 1995,
(ii) the percentage each such grant represents of the total number of options granted to all CFI employees during fiscal 1995, and (iii) the expiration dates of such options. All such options were granted under the CFI Stock Option Plan.


                                     INDIVIDUAL GRANTS (1)
-----------------------------------------------------------------------------------------------
                                       NUMBER OF     PERCENT OF TOTAL
                                       SECURITIES      OPTIONS/SARS
                                       UNDERLYING       GRANTED TO      EXERCISE OR                  GRANT DATE
                                      OPTIONS/SARS     EMPLOYEES IN     BASE PRICE   EXPIRATION       PRESENT
                                     GRANTED (#)(2)     FISCAL YEAR      ($/SHARE)      DATE        VALUE ($)(3)
                                     --------------  -----------------  -----------  ----------  ------------------
W.R. Curry.........................       30,000/0           4.86%           23.25     07/24/05         243,000
P.H. Blake.........................        8,000/0           1.30%           23.25     07/24/05          64,800
S.D. Richards......................              0           0.00%          --                0               0
P.W. Seeley........................        8,000/0           1.30%           23.25     07/24/05          64,800
R.E. Wrightson.....................        8,000/0           1.30%           23.25     07/24/05          64,800


------------------------------
(1) No Stock Appreciation Rights (SARs) were issued in 1995.


(2) All options reflected in the above table are fully currently vested and exercisable. See "Relationship Between CFI and the Company After the Distribution -- Employee Benefit Matters Agreement."



(3) Present value based on modified Black-Scholes option pricing model which includes assumptions for the following variables: (i) option exercise prices equal the fair market values on the dates of grant; (ii) option term equals
    6.5 years, based on actual option exercises for exercisable options granted since January 1990; (iii) volatility equals 0.331; (iv) risk-free interest rate equals 6.30%; (v) estimated future average dividend yield equals 2.0%. The dividend assumption presented here is for the purposes of estimating option values and does not imply any pending change in CFI's current dividend policy. The use of this model should not be construed as an endorsement of its accuracy in valuing options. CFI's executive stock options are not transferable so the "present value" shown cannot be realized by the executive. Future compensation resulting from option grants will ultimately depend on the amount (if any) by which the market price of the stock exceeds the exercise price on the date of exercise.

              OPTION/SAR EXERCISES AND FISCAL YEAR-END VALUE TABLE
            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES


    The following table sets forth the value of exercisable and unexercisable options held by each of the executive officers named in the Summary Compensation Table above as of December 31, 1995. All information refers to options granted under the CFI Stock Option Plan.

                                                                                          VALUE OF UNEXERCISED
                                                                 NUMBER OF SECURITIES         IN-THE-MONEY
                                                                UNDERLYING UNEXERCISED       OPTIONS/SARS AT
                                       SHARES                       OPTIONS/SARS AT          FISCAL YEAR-END
                                      ACQUIRED        VALUE     FISCAL YEAR-END (#)(2)       ($)(2)(3)(4)(5)
              NAME                 ON EXERCISE(#)  REALIZED ($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
---------------------------------  --------------  -----------  -----------------------  -----------------------
W.R. Curry.......................      12,075(1)       20,125       325,001/30,000          2,728,791/97,500
P.H. Blake.......................       7,100          58,169        32,050/8,000            116,181/26,000
S.D. Richards....................           0               0             0/0                      0/0
P.W. Seeley......................       1,725(1)        2,444        91,012/8,000            682,322/26,000
R.E. Wrightson...................      14,300         121,750        67,116/8,000            467,206/26,000

------------------------------
(1) Expiration date for these options was December 31, 1995.


(2) As of December 31, 1995 Mr. Curry has 300,582 exercisable options valued at $2,474,416; 30,000 unexercisable options valued at $97,500; and 24,419 exercisable SARs valued at $254,375. Mr. Blake has 32,050 exercisable options valued at $116,181 and 8,000 unexercisable options valued at $26,000. Mr. Richards has no stock options or SARs. Mr. Seeley has 89,600 exercisable options valued at $673,600; 8,000 unexercisable options valued at $26,000 and 1,412 exercisable SARs valued at $8,722. Mr. Wrightson has 62,013 exercisable options valued at $399,431; 8,000 unexercisable options valued at $26,000 and exercisable 5,103 SARs valued at $67,775. All options reflected in the above table are currently fully vested and exercisable. See "Relationship Between CFI and the Company After the Distribution -- Employee Benefit Matters Agreement."


(3) Based on the closing stock price of $26.50 on December 29, 1995.

(4) Numbers shown reflect the value of options granted at various times over a ten-year period.

(5) CFI's Incentive Compensation Stock Appreciation Rights Plan ("SAR Plan") was terminated on March 31, 1990. Under the SAR Plan, selected key employees were afforded the opportunity to convert cash awards under CFI's short-term incentive compensation plans into SARs corresponding in value to CFI's shares of Common Stock. The SARs fluctuated in value as the price of the Common Stock increased or decreased and earned amounts equal to dividends declared on the Common Stock. When the SAR Plan was terminated, the value of all outstanding SARs was fixed as of that date. Interest equivalents have been paid on outstanding balances credited to participants since April 1, 1990. Payouts are made in cash and commence upon a participant's prior election or termination of employment with CFI.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



    Members of the Compensation Committee are all independent directors of the Company and have no other relationships with the Company and its subsidiaries. Mr. O'Brien served as an officer of CFCD in various capacities from 1958 to 1975.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                           1996 STOCK INCENTIVE PLAN

    On August 26, 1996, the board of directors of the Company (the "Board") adopted, and the shareholders then approved, the Consolidated Freightways Corporation 1996 Stock Option and Incentive Plan (the "1996 Stock Plan"), which provides for the grant of various types of stock-based compensation to selected employees, consultants and non-employee directors of the Company and its subsidiaries. The 1996 Stock Plan provides for the issuance of a maximum of 15% of all outstanding shares of Common Stock as of the Distribution Date pursuant to awards under the 1996 Stock Plan.

    The purposes of the 1996 Stock Plan are to promote the success of the Company's business by providing incentives to those selected employees, consultants and directors who are or will be responsible for such success; to facilitate the ownership of Common Stock by such individuals, thereby increasing their proprietary interests in the Company's business and to assist the Company in attracting and retaining employees, consultants and directors with experience and ability.


    The Summary that follows is qualified by reference to the provisions of the 1996 Stock Plan.



    The 1996 Stock Plan provides for the granting of stock options ("Options"), including incentive stock options ("ISOs") and non-qualified stock options ("NSOs"). Options granted under the 1996 Stock Plan may be accompanied by stock appreciation rights ("SARs") or limited stock appreciation rights ("LSARs"), or both ("Rights"). Rights may also be granted independently of Options. The Plan also provides for the granting of restricted stock and restricted stock units ("Restricted Awards"), dividend equivalents and other stock- and cash-based awards. The 1996 Stock Plan also permits the plan's administrator to make loans to participants in connection with the grant of awards, on terms and conditions determined solely by the plan administrator. All awards will be evidenced by an agreement (an "Award Agreement") setting forth the terms and conditions applicable thereto. The 1996 Stock Plan is designed to comply with the requirements under Section 162(m) of the Code and Rule 16b-3 of the Exchange Act.


PLAN ADMINISTRATION


    The 1996 Stock Plan is administered by a committee of the Board, the composition of which will at all times satisfy the provisions of Rule 16b-3 (such committee sometimes referred to herein as the "Plan Administrator"). Members of the committee are not entitled to receive remuneration for administering the 1996 Stock Plan. The 1996 Stock Plan provides that no member of the Board or the committee will be liable for any action or determination taken or made in good faith with respect to the 1996 Stock Plan or any Option, Right, Restricted Award or other award granted thereunder.


    Subject to the terms of the 1996 Stock Plan, the Plan Administrator has the right to grant awards to eligible recipients and to determine the terms and conditions of Award Agreements, including the vesting schedule and exercise price of such awards, and the effect, if any, of a change in control of the Company on such awards.

SHARES SUBJECT TO THE 1996 STOCK PLAN

    The 15% of all outstanding shares of Common Stock as of the Distribution Date reserved for issuance under the 1996 Stock Plan may be authorized but unissued shares of Common Stock or shares which have or may be reacquired by the Company in the open market, in private transactions or otherwise. Generally speaking, shares subject to an award that is forfeited, cancelled, exchanged, surrendered or terminated, without distribution of the shares subject thereto, will again be available for issuance under the 1996 Stock Plan.

    The 1996 Stock Plan provides that, in the event of changes in the Common Stock by reason of a merger, reorganization, recapitalization, common stock dividend, stock split or similar change, the Plan Administrator will make appropriate adjustments in the aggregate number of shares available for issuance under the 1996 Stock Plan, the purchase price to be paid or the number of shares issuable upon the exercise thereafter of any Option previously granted and in the purchase price to be paid or the number of shares issuable pursuant to other awards. The Plan Administrator will have the discretion to make other appropriate adjustments to awards to prevent dilution of shares or other devaluations of such awards.

ELIGIBILITY

    Discretionary grants of Options, Rights, Restricted Awards and dividend equivalents, and loans in connection therewith may be made to any director, employee or any consultant of the Company or its direct and indirect subsidiaries who is determined by the Plan Administrator to be eligible for participation in the 1996 Stock Plan, consistent with the purposes of the Plan.

EXERCISE OF OPTIONS

    Options will vest and become exercisable over the exercise period, at such times and upon such conditions as the Plan Administrator determines and sets forth in the Award Agreement. The Plan Administrator may accelerate the exercisability of any outstanding Option at such time and under such circumstances as it deems appropriate. Options that are not exercised within ten years from the date of grant, however, will expire without value. Options are exercisable during the optionee's lifetime only by the optionee. The Award Agreements will contain provisions regarding the exercise of Options following termination of employment with or service to the Company, including terminations due to the death, disability or retirement of an award recipient, or upon a change in control of the Company. In addition to the terms and conditions governing NSOs, ISOs awarded under the 1996 Stock Plan must comply with the requirements set forth in Section 422 of the Code.


    The purchase price of Common Stock subject to the exercise of an Option will be as determined by the Plan Administrator and may be adjusted in accordance with the antidilution provisions described in "--Shares Subject to the 1996 Stock Plan," above. Upon the exercise of any Option, the purchase price may be fully paid in cash, by delivery of Common Stock previously owned by the optionee equal in value to the exercise price, by means of a loan from the Company, or by having shares of Common Stock with a fair market value (on the date of exercise), equal to the exercise price withheld by the Company or sold by a broker-dealer under qualifying circumstances (or in any combination of the foregoing).


STOCK APPRECIATION RIGHTS AND LIMITED STOCK APPRECIATION RIGHTS

    Unless the Plan Administrator determines otherwise, a SAR or LSAR (1) granted in tandem with an NSO may be granted at the time of grant of the related NSO or at any time thereafter or (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO. A SAR will be exercisable only to the extent the underlying Option is exercisable.

    Upon exercise of a SAR the grantee will receive, with respect to each share subject thereto, an amount equal in value to the excess of (1) the fair market value of one share of Common Stock on the date of exercise over (2) the grant price of the SAR (which in the case of a SAR granted in tandem with an Option will be the exercise price of the underlying Option, and which in the case of any other SAR will be the price determined by the Plan Administrator).


    Upon exercise of a LSAR, the grantee will receive, with respect to each share subject thereto, automatically upon the occurrence of a change in control of the Company, an amount equal in value to the excess of (1) the change in control price (which in the case of a LSAR granted in tandem with an ISO will be the fair market value) of one share of Common Stock on the date of such change in control over (2) the grant price of the LSAR (which in the case of a LSAR granted in tandem with an Option will be the exercise price of the underlying Option, and which in the case of any other LSAR will be the price determined by the Plan Administrator).


    With respect to SARs and LSARs that are granted in tandem with Options, each such SAR and LSAR will terminate upon the termination or exercise of the pertinent portion of the related Option, and the pertinent portion of the related Option will terminate upon the exercise of any such SAR or LSAR.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

    A Restricted Stock award is an award of Common Stock subject to such restrictions on transferability and other restrictions as the Plan Administrator may impose at the date of grant or thereafter. Restrictions on shares may lapse at such times, under such circumstances or otherwise, as determined by the Board or the committee. Such restrictions may include factors relating to the increase in the value of the stock or individual or Company performance such as the attainment of certain specified individual, divisional or Company-wide performance levels, sales volume increases, or Company-wide earnings per share. The Committee may also impose additional restrictions pursuant to which a grantee may elect to defer the receipt (or constructive receipt) of a Restricted Stock grant beyond the date the basic restrictions may lapse. Unless an Award Agreement provides otherwise, a Restricted Stock recipient will have all of the rights of a shareholder during the restriction period including the right to vote Restricted Stock and the right to receive dividends.


    If the recipient of an award of Restricted Stock terminates employment with or service to the Company during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends or dividend equivalents that are at that time still subject to restrictions will be forfeited (unless the applicable Award Agreement or the Plan Administrator provide otherwise).


    Recipients of Restricted Stock Units will receive cash or shares of Common Stock, as determined by the Plan Administrator, upon expiration of the deferral period specified for such Restricted Stock Units in the related Award Agreement. Restricted Stock Units may also be subject to such restrictions as the Plan Administrator imposes at the time of grant or thereafter, which restrictions may lapse at the expiration of the deferral period (or at an earlier or later time in the Plan Administrator's discretion).

    Upon termination of employment with or service to the Company during any applicable deferral period to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of cash or Common Stock pursuant to a Restricted Stock Unit award, all such units that are subject to deferral or restriction will be forfeited (unless the applicable Award Agreement or the Plan Administrator provides otherwise).

DIVIDEND EQUIVALENTS


    Dividend equivalents may be granted, which relate to Options, Rights or other awards under the 1996 Stock Plan, or may be granted as freestanding awards. The Plan Administrator may provide, at the grant date or thereafter, that dividend equivalents will be paid or distributed to an awardee when accrued with respect to Options, Rights or other awards under the 1996 Stock Plan, or will be deemed to have been reinvested in additional shares of Common Stock (or such other investment vehicles as the Plan Administrator may specify). Dividend equivalents which are not freestanding will be subject to all conditions and restrictions applicable to the underlying awards to which they relate.


OTHER STOCK- OR CASH-BASED AWARDS

    The Plan Administrator may grant Common Stock as a bonus, or in lieu of Company commitments to pay cash under other plans or compensatory arrangements of the Company. The Board and the committee may also grant other stock- or cash-based awards as an element of or supplement to any other award under the 1996 Stock Plan. Such awards may be granted with value and payment contingent upon the attainment of specified individual or Company (or subsidiary) financial goals, or upon any other factors designated by the Plan Administrator. The Plan Administrator may determine the terms and conditions of such awards at the date of grant or thereafter.

AMENDMENT; TERMINATION


    The 1996 Stock Plan will terminate five years after its effective date (the "Termination Date"). The Board may terminate or amend the 1996 Stock Plan at any time prior to the Termination Date, except that shareholder approval is required for any amendment which (i) increases the maximum number of shares of Common Stock which may be issued under the 1996 Stock Plan (except for adjustments made to prevent share dilutions and award devaluations), (ii) changes the class of individuals eligible to participate in the 1996 Stock Plan, or (iii) extends the term of the 1996 Stock Plan or the period during which any Option, Right, Restricted Award or other award may be granted or any Option or Right may be exercised; but such approval is needed only to the extent required by Rule 16b-3 with respect to the material amendment of any employee benefit plan maintained by the Company. Termination or amendment of the 1996 Stock Plan will not affect previously granted Options, Rights, Restricted Awards or other grants, which will continue in effect in accordance with their terms.

PAYMENT OF TAXES

    The Company is authorized to withhold from any award granted, any payment relating to an award under the Plan (including from a distribution of Common Stock), or any other payment to a grantee, amounts of withholding and other taxes due in connection with the award, and to take such other action as the Plan Administrator may deem advisable to enable the Company and grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to the award. This authority includes the right to withhold or receive Common Stock or other property and to make cash payments in respect thereof in satisfaction of a grantee's tax obligations.

CERTAIN FEDERAL INCOME TAX EFFECTS


    The following discussion is for general information only and is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular holders of the Common Stock in light of their individual investment circumstances or to certain types of holders subject to special tax rules, nor does it address specific state, local or foreign tax consequences. Specifically, this summary does not address the potential tax consequences relative to the grant of stock options with an exercise price that is substantially less than the fair market value of the Common Stock on the date of grant of such options. This summary assumes that the Common Stock will be held as a "capital asset" (generally, property held for investment) under the Code. Each grantee is urged to consult his tax advisor regarding the specific Federal, state, local and foreign income and other tax consequences of his awards and of acquiring and holding the Common Stock.


    NON-QUALIFIED STOCK OPTIONS


    A participant will generally not be subject to tax upon the grant of an NSO. Rather, at the time of exercise of such NSO, the participant will recognize ordinary income for Federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the Option exercise price. The Company will generally be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income.


    If shares acquired upon exercise of a NSO (or upon untimely exercise of an ISO) are later sold or exchanged, then the difference between the sales price and the fair market value of such Common Stock on the date that ordinary income was recognized with respect thereto will generally be subject to tax as long-term or short-term capital gain or loss (if the Common Stock is a capital asset of the participant) depending upon whether the Common Stock has been held for more than one year after such date.

    INCENTIVE STOCK OPTIONS

    A participant will not be subject to tax upon the grant of an ISO or upon its timely exercise. Exercise of an ISO will be timely if made during its term and if the participant remains an employee of the Company or a subsidiary at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled employee). Exercise of an ISO will also be timely if made by the legal representative of a participant who dies (i) while in the employ of the Company or a subsidiary or (ii) within three months after termination of employment (or one year in the case of a disabled employee). The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NSOs. (See "Certain Federal Income Tax Effects -- Non-qualified Stock Options," above.)

    If shares acquired pursuant to a timely exercised ISO are later disposed of, the participant will, except as noted below with respect to a "disqualifying disposition," recognize long-term capital gain or loss (if the Common Stock is a capital asset of the employee) equal to the difference between the amount realized upon such sale and the Option exercise price. The Company, under these circumstances, will not be entitled to any Federal income tax deduction in connection with either the exercise of the ISO or the sale of such Common Stock by the participant.


    If, however, a participant disposes of shares acquired pursuant to the exercise of an ISO prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to him upon exercise (a "disqualifying disposition"), generally (i) the participant will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the Option exercise price, and (ii) if the Common Stock is a capital asset of the participant, any additional gain recognized by the participant will be subject to tax as short-term or long-term capital gain. In such case, the Company may claim a Federal income tax deduction at the time of such disqualifying disposition for the amount taxable to the participant as ordinary income. Any capital gain recognized by the participant will be long-term capital gain if the participant's holding period for the shares at the time of disposition is more than one year; otherwise it will be short-term.


    The amount by which the fair market value of the Common Stock on the exercise date of an ISO exceeds the Option exercise price will be an item of adjustment for purposes of the "alternative minimum tax" imposed by Section 55 of the Code.


EXERCISE WITH SHARES


    According to a published ruling of the IRS, a participant who pays the Option exercise price upon exercise of a NSO, in whole or in part, by delivering shares of Common Stock already owned by him will recognize no gain or loss for Federal income tax purposes on the shares surrendered, but otherwise will be subject to tax according to the rules described above for NSOs. (See "Certain Federal Income Tax Effects -- Non-qualified Stock Options," above.) With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered, and the holding period of the shares acquired will include the holding period of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant's ordinary income, and the holding period for such additional shares will commence on such date.


    The Treasury Department has issued proposed regulations that, if adopted in their current form, would appear to provide for the following rules with respect to the exercise of an ISO by surrender of previously owned shares of corporation stock. If the shares surrendered in payment of the exercise price of an ISO are "statutory option stock" (including stock acquired pursuant to the exercise of an ISO) and if the surrender constitutes a "disqualifying disposition" (as would be the case, for example, if, in satisfaction of the Option exercise price, the Company withholds shares which would otherwise be delivered to the participant), any gain realized on such transfer will be taxable to the optionee, as discussed above. Otherwise, when shares of the Company's stock are surrendered upon exercise of an ISO, in general, (i) no gain or loss will be recognized as a result of the exchange, (ii) the number of shares received that is equal in number to the shares surrendered will have a basis equal to the shares surrendered and (except for purposes of determining whether a disposition will be a disqualifying disposition) will have a holding period that includes the holding period of the shares exchanged, and (iii) any additional shares received will have a zero basis and will have a holding period that begins on the date of the exchange. If any of the shares received are disposed of within two years of the date of grant of the ISO or within one year after exercise, the shares with the lowest basis will be deemed to be disposed of first, and such disposition will be a disqualifying disposition giving rise to ordinary income as discussed above.

RIGHTS

    A grant of SARs or LSARs has no Federal income tax consequences at the time of such grant. Upon the exercise of SARs or LSARs (other than a Free Standing
LSAR), the amount of any cash and the fair market value as of the date of exercise of any shares of Common Stock received is subject to tax to the participant as ordinary income. With respect to a Free Standing LSAR, however, a recipient should be required to include as taxable ordinary income on the change in control date an amount equal to the amount of cash that could be received upon the exercise of the LSAR, even if the LSAR is not exercised until a date subsequent to the change in control date. The Company will generally be entitled to a deduction at the same time and equal to the amount included in the participant's income. Upon the sale of the shares acquired by the exercise of SARs or LSARs, participants will recognize capital gain or loss (assuming such Common Stock was held as a capital asset) in an amount equal to the difference between the amount realized upon such sale and the fair market value of the Common Stock on the date that governs the determination of the participant's ordinary income.

RESTRICTED AWARDS

    In the case of a Restricted Award, a participant generally will not be subject to tax upon the grant of such an award, but, rather, the participant will recognize ordinary income in an amount equal to (i) the fair market value of Common Stock at the time the shares become transferable or are otherwise no longer subject to a substantial risk of forfeiture (as defined in the Code), minus (ii) the price, if any, paid by the participant to purchase such Common Stock. The Company will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income. However, a participant may elect (not later than 30 days after acquiring such shares) to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by the participant at the time the restrictions lapse. The Company will be entitled to a tax deduction at the time when, and to the extent that, income is recognized by the participant. However, if shares in respect of which such election was made are later forfeited, no tax deduction is allowable to the participant for the forfeited shares, and the Company will be deemed to recognize ordinary income equal to the amount of the deduction allowed to the Company at the time of the election in respect of such forfeited shares.

DIVIDEND EQUIVALENTS

    A participant will not be subject to tax upon the grant of a dividend equivalent, but will instead recognize ordinary income in an amount equal to the value of the dividend equivalent at the time the dividend equivalent becomes payable to the participant. The Company will be entitled to a deduction at such time and in such amount as the participant recognizes ordinary income with respect to the dividend equivalent.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


    CFI will own all of the outstanding shares of the Common Stock until the Distribution. The following table sets forth the approximate number of shares and percentage of the Common Stock expected to be received on the Distribution Date by (i) each person who is expected by the Company to be the beneficial owners of more than 5% of the outstanding the Common Stock, (ii) each director of the Company, (iii) each of the named executive officers in the Summary Compensation Table above, and (iv) all directors and executive officers of the Company as a group. The information set forth in this table is based on shares of CFI Common Stock outstanding on June 30, 1996 and unless otherwise indicated assumes that no shares of Series B Preferred Stock of CFI are converted into CFI Common Stock by the Record Date. Any such conversion would allow the holder of CFI Common Stock into which such Series B Preferred Stock was converted to participate in the Distribution. Any conversion after the Record Date would not allow such participation; rather, such later conversion would allow the former holder of such Series B Preferred Stock to receive CFI Common Stock only.



                                              AMOUNT AND NATURE OF      PERCENT OF
  NAME AND ADDRESS OF BENEFICIAL OWNER (1)  BENEFICIAL OWNERSHIP (1)      CLASS
  ----------------------------------------  -------------------------   ----------
  FMR Corp.                                                3,121,610(2)    14.18%(2)
   82 Devonshire Street
   Boston, MA 02109
  J.P. Morgan Investment Management                        2,739,791       12.45%
   Company
   522 Fifth Avenue
   New York, NY 10036
  T. Rowe Price Associates, Inc. and                       1,499,427(3)     6.00%(3)
   T. Rowe Price Trust Company
   100 East Pratt Street
   Baltimore, MD 21202
  Goldman Sachs Asset Management                           1,448,000        6.58%
   One New York Plaza
   New York, NY 10004
  Crabbe Huson Group, Inc.                                 1,412,050        6.41%
   121 S.W. Morrison, Suite 1400
   Portland, OR 97204
  Loomis, Sayles & Company, L.P.                           1,329,197        6.03%
   One Financial Center
   Boston, MA 02111
  W. Roger Curry                                             312,154(    )(6)     1.42%(4)(5)(6)
  Patrick H. Blake                                           150,630( )(5)    *    (4)(5)
  Stephen D. Richards                                        125,329( )(5)    *    (4)(5)
  Phillip W. Seeley                                          127,969(    )(7)    *    (4)(5)(7)
  Robert E. Wrightson                                         50,766( )(5)    *    (4)(5)
  William D. Walsh                                            20,797(5)    *    (5)
  G. Robert Evans                                              1,768(5)    *    (5)
  J. Frank Leach                                               2,000(5)    *    (5)
  Raymond F. O'Brien                                         117,845( )(8)    *    (5)(8)
  All directors and officers as a group                      909,258( )(5)     4.53%(4)(5)
   (14 persons) (9)


------------------------------
 *   Represents less than 1%.

(1) The persons and entities named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. The amounts of share ownership have been determined by adjusting the current ownership of CFI capital stock to reflect the ratio of one share of Common Stock for every two shares of CFI Common Stock. Unless otherwise indicated, the business address of each of the beneficial owners listed is 175 Linfield Drive, Menlo Park, California 94025.

(2) This number includes (adjusted as discussed in footnote 1 above) 3,086,726 shares beneficially owned by Fidelity Management & Research Company, as a result of serving as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to certain other funds which are generally offered to limited groups of investors; 19,184 shares beneficially owned by Fidelity Management Trust Company, as a result of its serving as trustee or Managing Agent for various private investment accounts, primarily employee benefit plans and as investment advisor to certain other funds which are generally offered to limited groups of investors; and 15,700 shares beneficially owned by Fidelity International Limited, as a result of its serving as investment advisor to various non-U.S. investment companies.

(3) Includes shares issuable upon conversion of CFI Series B Preferred Stock (746,016 shares of CFI Series B Preferred Stock convertible at the holder's option and under certain conditions into approximately 2,984,064 shares of CFI Common Stock).

(4) Includes shares issuable upon conversion of CFI Series B Preferred Stock convertible at the holder's option and under certain conditions into CFI Common Stock, as follows: Mr. Curry holds approximately 122 shares of CFI Series B Preferred Stock, convertible into approximately 488 shares of CFI Common Stock; Mr. Blake holds approximately 76 shares of CFI Series B Preferred Stock, convertible into approximately 304 shares of CFI Common Stock; Mr. Richards holds approximately 35 shares of CFI Series B Preferred Stock, convertible into approximately 140 shares of CFI Common Stock; Mr. Seeley holds approximately 107 shares of CFI Series B Preferred Stock, convertible into approximately 428 shares of CFI Common Stock and Mr. Wrightson holds approximately 110 shares of CFI Series B Preferred Stock, convertible into approximately 440 shares of CFI Common Stock.


(5) Includes awards of Restricted Stock to be made in connection with the Distribution pursuant to the 1996 Stock Plan, as follows: 300,000 shares of Restricted Stock to be granted to Mr. Curry; 150,000 shares of Restricted Stock to be granted to Mr. Morrison; 150,000 shares of Restricted Stock to be granted to P.H. Blake; 125,000 shares of Restricted Stock to be granted to Mr. Seeley; 125,000 shares of Restricted Stock to be granted to S.D. Richards; approximately 50,000 shares of Restricted Stock to be granted to R.E. Wrightson; 125,000 shares of Restricted Stock to be granted to Mr. Walsh and 20,000 shares of Restricted Stock to be granted to each other director of the Company. A Restricted Stock award is an award of Common Stock subject to certain restrictions. Recipients of Restricted Stock awarded on the Distribution Date will have the right to vote such Restricted Stock. See "Consolidated Freightways Corporation 1996 Stock Incentive Plan."



(6) In the case of W. Roger Curry, the amount (adjusted as discussed in footnote 1 above) assumes beneficial ownership of 11,383 shares held by the Curry Family Revocable Trust, of which W. Roger Curry and Elizabeth A. Curry are trustees.



(7) In the case of Phillip W. Seeley, the amount (adjusted as discussed in footnote 1 above) assumes beneficial ownership of 447 shares held by Phillip W. Seeley's wife, Judy Smith, for which Mr. Seeley claims no beneficial interest.



(8) In the case of Raymond F. O'Brien, the amount (adjusted as discussed in footnote 1 above) assumes beneficial ownership of 2,533 shares held by Raymond F. and Mary Ann O'Brien Revocable Trust and 17,612 shares held by O'Brien Family Limited Partnership, of which Raymond F. O'Brien and Mary Ann O'Brien are Trustees. The amount also consists of options to purchase 11,250 shares, 12,700 shares, 72,500 shares and 1,250 shares issuable upon like numbers of stock options, at exercise prices of $29.9375, $28.00, $13.50 and $22.375, respectively.



(9) Includes (adjusted as discussed in footnote 1 above) 97,700 shares subject to outstanding options beneficially owned by officers and directors that
     are exercisable within 60 days of             , 1996.

                      DESCRIPTION OF COMPANY CAPITAL STOCK


    The following description of the capital stock of the Company is a summary and is qualified by reference to the provisions of the Restated Certificate of Incorporation of the Company (the "Company Charter") and the Bylaws of the Company (the "Company Bylaws"), copies of which have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part.


AUTHORIZED CAPITAL STOCK

    As of the Distribution Date, the Company's authorized capital stock will consist of 55,000,000 shares of capital stock, of which 50,000,000 shares will be the Common Stock and 5,000,000 shares will be preferred stock (the "Preferred Stock"). CFI currently owns all of the outstanding shares of the Common Stock. No shares of Preferred Stock have been issued. Immediately following the Distribution, based on the number of shares of CFI Common Stock outstanding on June 30, 1996, and assuming no shares of CFI's outstanding Series B Preferred Stock are converted into shares of CFI Common Stock by the Record Date, approximately 22 million shares of the Common Stock will be outstanding and no shares of Preferred Stock will be outstanding.

COMMON STOCK

    VOTING RIGHTS. Each holder of Common Stock will be entitled to one vote for each share registered in his name on the books of the Company on all matters submitted to a vote of shareholders. Except as otherwise provided by law, the holders of Common Stock will vote as one class. The shares of Common Stock will not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of the Company's Preferred Stock which may at the time be outstanding, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of Common Stock voting for the election of directors will not be able to elect any persons to the Company Board. The Company Charter will provide that the Company Board shall be classified into three classes, each serving a three-year term, with one class to be elected in each of three consecutive years. The Company Charter and Bylaws contain certain provisions that could have an antitakeover effect. See "Purposes and Antitakeover Effects of Certain Provisions of the Company's Charter and Bylaws."


    DIVIDEND RIGHTS. Subject to the rights of holders of any shares of the Company's Preferred Stock which may at the time be outstanding and subject to certain contractual restrictions on the payment of dividends contained in the Company's debt agreements, holders of the Common Stock will be entitled to such dividends as the Company Board may declare out of funds legally available therefor. Because the operations of the Company are conducted through subsidiaries, the Company's cash flow and consequent ability to pay dividends on the Common Stock are dependent to a substantial degree upon the results of operations of such subsidiaries and on dividends and other payments to the Company therefrom.


    LIQUIDATION RIGHTS AND OTHER PROVISIONS. Subject to the prior rights of creditors and the holders of any Company Preferred Stock which may be outstanding from time to time, the holders of Common Stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.


    The Common Stock is not liable for any calls or assessments and is not convertible into any other securities. The Company Charter will provide that the private property of the shareholders shall not be subject to the payment of corporate debts. There are no redemption or sinking fund provisions applicable to the Common Stock, and the Company Charter does not provide for preemptive rights.


    The transfer agent and registrar for the Common Stock will be First Chicago Trust Company of New York.

PREFERRED STOCK

    The Board of Directors of the Company is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue Preferred Stock, in one or more series, each of such series to have such voting powers, full or limited, or no voting power, and such designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions thereof, as the Board of Directors of the Company may determine. As a result, the Board of Directors of the Company could, without shareholder approval, cause the Company to issue one or more series of Preferred Stock having voting, dividend and other rights that could adversely affect the interests of holders of the Common Stock. No shares of Preferred Stock will be outstanding immediately following the Distribution Date. See "Purposes and Antitakeover Effects of Certain Provisions of the Company's Charter and Bylaws -- Preferred Stock and Additional Common Stock."

            PURPOSES AND ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS
                      OF THE COMPANY'S CHARTER AND BYLAWS

GENERAL

    The Company Charter and the Company Bylaws contain provisions that may delay or discourage the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage any person who might seek to acquire control of the Company to negotiate with the Company's Board of Directors. Management of the Company believes that generally the interests of the Company's shareholders would be served best if any change in control resulted from negotiations with the Company's Board of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction.

    The provisions described herein are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all outstanding shares of capital stock at an adequate price or is otherwise unfair to its shareholders or an unsolicited proposal for the restructuring or sale of all or part of the Company. Management of the Company believes that, as a general rule, such proposals might not be in the best interests of the Company and its shareholders. However, to the extent that these provisions do discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent Board and could deprive shareholders of opportunities to realize takeover premiums for their shares or other advantages that large accumulations of stock might provide.


    Set forth below is a description of the relevant provisions of the Company Charter and the Company Bylaws. The description is intended as a summary only and is qualified by reference to the Company Charter and the Company Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement on Form 10 of which this Information Statement forms a part.


CLASSIFIED BOARD OF DIRECTORS


    The Company Charter divides the Board of Directors into three classes, each as nearly equal in number as is reasonably possible. Each class, after a transition period, will serve for staggered three-year terms, one class being elected each year so that the directors' initial terms will expire at the Company's annual meeting of shareholders held in 1997, 1998 and 1999, respectively. Starting with the 1997 annual meeting of shareholders, one class of directors will be elected each year for a three-year term. Vacancies may be filled only by a majority of the Board of Directors then in office even if less than a quorum or by the sole remaining director. Accordingly, the Board of Directors could temporarily prevent any shareholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. See "Management -- Directors and Executive Officers."

    The structure of the classified board is intended to promote the continuity and stability of the Company's Board and the Company's management and policies, because generally a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this in turn will permit the Board to represent more effectively the interests of shareholders.

    The classification of the Board of Directors could have the effect of making it more difficult for shareholders to change the composition of the Company's Board in a relatively short period of time. Two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Company's Board.

SHAREHOLDER ACTION

    The Company Charter provides that all shareholder action must be taken at a duly called meeting or a special meeting of the shareholders and prohibits shareholder action by written consent in lieu of a meeting. The Company Bylaws also provide that special meetings of the shareholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the entire Board of Directors then in office. Shareholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the purpose or purposes specified in the written notice of such meeting.

    The provisions prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting of the shareholders unless a special meeting is called by a majority of the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer.

SHAREHOLDER PROPOSALS

    The Company's Bylaws establish procedures, including advance notice procedures, for nominations (other than by or at the direction of the Board of Directors) of candidates for election as directors (the "Nomination Procedure") and for certain matters to be brought before meetings of shareholders of the Company (the "Business Procedure").


    The Nomination Procedure provides that, subject to any rights of holders of any series of Preferred Stock, only persons who are nominated by or at the direction of the Board of Directors or by a shareholder who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Business Procedure provides that at an annual or special meeting only such business may be conducted as has been specified in the notice of meeting, or, with respect to an annual meeting only, brought before the meeting by or at the direction of the Board of Directors or by a shareholder who has given timely written notice to the Secretary of such shareholder's intention to bring such business before the meeting. Under the Nomination Procedure or the Business Procedure, to be timely, notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; PROVIDED, HOWEVER, that in the event the date of the meeting is changed by more than 30 days before or after such anniversary date, notice by the shareholder, to be timely, must be received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the annual meeting was mailed or public disclosure was made.


    Under the Nomination Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director must contain certain information (i) about each proposed nominee, including, without limitation, (a) the name, age, business address and residence address of the nominee, (b) the principal occupation or employment of the nominee, (c) the class, series and number of shares of capital stock of the Company which are beneficially owned by the nominee and (d) any other information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to the Rules and Regulations of the Commission under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as director if elected) and (ii) about the shareholder proposing to nominate such person, including, without limitation, the name and record address of the shareholder and the class, series and number of shares of capital stock of the Company which are beneficially owned by the shareholder and a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons pursuant to which the nominations are to be made by such shareholder. Under the Business Procedure, a shareholder's notice relating to the conduct of business other than the nomination of directors at an annual meeting must contain certain information about such business and about the proposing shareholder including, without limitation, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, the name and record address of the proposing shareholder, the class, series and number of shares of capital stock of the Company owned by the proposing shareholder and a description of all arrangements or understandings between such shareholder and any other person in connection with the proposal of such business by such shareholder and any material interest of the shareholder in such business and a representation that such shareholder or beneficial owner intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. If the officer presiding at a meeting determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director and such nomination shall be disregarded. If such presiding officer determines that business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be transacted at such meeting.


    These provisions combined could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

FAIR PRICE PROVISION

    The Company Charter requires the approval of a majority of the outstanding shares of voting stock of the Company, excluding voting stock held by any Interested Shareholder (as defined therein generally as the beneficial owner of more than 10% of the voting stock of the Company), in addition to any class vote required by law or otherwise, as a condition of certain "Business Combination" (as defined therein) transactions with or for the benefit of an Interested Shareholder, except in cases in which either certain price criteria and procedural standards are satisfied or the transaction is approved by a majority of the directors of the Company who are not affiliated with an Interested Shareholder and who either were directors of the Company prior to the time any Interested Shareholder became an Interested Shareholder or were recommended or elected by a majority of such directors. The price criteria under the Company Charter relate to the minimum value to be paid to the holders of Common Stock and the procedural standards relate to (i) the preservation of the dividend rate, if any, on the Common Stock, (ii) limitations on an Interested Shareholder's acquisition of additional shares of capital stock of the Company, and (iii) disclosure to the Company's shareholders in connection with a proposed Business Combination transaction.

    In addition, under the Delaware General Corporation Law (the "DGCL"), certain "business combinations" (defined generally to include mergers or consolidations between the Delaware corporation and an interested shareholder and transactions with an interested shareholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase the interested shareholder's percentage ownership of stock) between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 shareholders, and an interested shareholder (defined generally as those shareholders, who, on or after December 23, 1987, become beneficial owners of 15% or more of a Delaware corporation's voting stock) are prohibited for a three-year period following the date that such shareholder became an interested shareholder, unless (i) the corporation has elected in its certificate of incorporation not to be so governed, (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested shareholder, (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested shareholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation's directors.

    The Company has not opted out of being governed by the above-discussed DGCL provisions. Consequently, business combinations between the Company and an interested shareholder would be subject to its provisions.

SHAREHOLDER VOTES FOR AMENDMENT OF CHARTER AND BYLAWS


    The Company Charter requires the affirmative vote of the holders of at least 80% of the voting stock of the Company to amend certain provisions of the Company Charter (including the provisions discussed above in this section). The Company Bylaws also require such an 80% vote to amend the Company Bylaws. The Company Bylaws may also be amended by a majority of the Board of Directors. These provisions could make it more difficult for shareholders to make changes in the Company Charter and the Company Bylaws, including changes designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least 80% of the outstanding shares entitled to vote could enable the holders of a minority of the Company's capital stock to prevent holders of less than 80% from amending such provisions of the Company Charter and the Company Bylaws.


PREFERRED STOCK AND ADDITIONAL COMMON STOCK


    The Company Charter authorizes the Board of Directors of the Company, without shareholder approval, to provide for the issuance of one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series. See "Description of Company Capital Stock -- Preferred Stock." The Board may also issue additional shares of authorized but unissued Common Stock without shareholder approval.


    The Company believes that the availability of the Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as authorized but unissued shares of Common Stock, will be available for issuance without the expense and delay of shareholder action, unless such action is required by applicable law or the rules of the NYSE or any other stock exchange on which the Company's securities may be listed. The Board of Directors has the power (subject to applicable law) to approve the issuance of a series of Preferred Stock, or additional Common Stock with terms that could either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

    The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders at the time of issuance.

                        LIABILITY AND INDEMNIFICATION OF
                             DIRECTORS AND OFFICERS

LIMITATION OF LIABILITY

    Section 102(b)(7) of the DGCL permits a corporation's certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, the Company Charter provides that the Company's directors shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined.

INDEMNIFICATION AND INSURANCE


    The Company Charter and Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made by a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.


    The Company has obtained an insurance policy that insures its directors and officers against certain liabilities.

                            INDEPENDENT ACCOUNTANTS

    The Board of Directors of the Company expects to appoint Arthur Andersen LLP as the Company's independent accountants to audit the Company's financial statements as of and for the year ended December 31, 1996. Arthur Andersen LLP has served as CFI's auditors for many years, including the periods covered by the financial statements included in this Information Statement.

                             ADDITIONAL INFORMATION


    The Company has filed a Registration Statement with the Commission with respect to the Common Stock described herein. This Information Statement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the schedules and other exhibits thereto, and reference is made to the Registration Statement for further information regarding the Company and the Common Stock. In particular, copies of certain agreements and other documents referred to in this Information Statement are included as exhibits to the Registration Statement, and the descriptions of such agreements and other documents in this Information Statement are qualified by reference to such agreements and other documents as filed. When the Registration Statement becomes effective, the Company will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W. Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


    The Company has filed an application to list the Common Stock on the NYSE. Certain reports and other information concerning the Company can be inspected and copied at the office of the NYSE at Room 401, 20 Broad Street, New York, New York 10005.

                CONSOLIDATED FREIGHTWAYS CORPORATION OF DELAWARE

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................        F-3

Combined Balance Sheets as of December 31, 1995 and 1994.............................        F-4

Statements of Combined Operations for the Years Ended December 31, 1995, 1994 and
 1993................................................................................        F-6

Statements of Combined Cash Flows for the Years Ended December 31, 1995, 1994 and
 1993................................................................................        F-7

Statements of Combined Changes in CFI Investment and Advances for the Years Ended
 December 31, 1995, 1994 and 1993....................................................        F-8

Notes to Combined Financial Statements...............................................        F-9

Combined Balance Sheets (unaudited) as of June 30, 1996 and December 31, 1995........       F-18

Statements of Combined Operations (unaudited) for the Six Months Ended June 30, 1996
 and 1995............................................................................       F-20

Statements of Combined Cash Flows (unaudited) for the Six Months Ended June 30, 1996
 and 1995............................................................................       F-21

Notes to Combined Financial Statements...............................................       F-22

                 (This page has been left blank intentionally.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Consolidated Freightways, Inc.:

    We have audited the accompanying combined balance sheets of Consolidated Freightways Corporation of Delaware, as described in Note 1, as of December 31, 1995 and 1994, and the related statements of combined operations, cash flows and changes in CFI investment and advances for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referrred to above present fairly, in all material respects, the combined financial position of Consolidated Freightways Corporation of Delaware, as described in Note 1, as of December 31, 1995 and 1994, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

San Francisco, California,
  January 26, 1996

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                            COMBINED BALANCE SHEETS
                                  DECEMBER 31,
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                                          1995           1994
                                                                                      -------------  -------------
CURRENT ASSETS
  Cash and cash equivalents                                                           $      26,558  $      23,116
  Trade accounts receivable, net of allowances (Note 2).............................        252,105        248,292
  Other accounts receivable.........................................................          4,397          3,359
  Operating supplies, at lower of average cost or market............................         19,312         18,527
  Prepaid expenses..................................................................         35,192         31,969
  Deferred income taxes (Note 6)....................................................         61,621         65,238
                                                                                      -------------  -------------
      TOTAL CURRENT ASSETS..........................................................        399,185        390,501
                                                                                      -------------  -------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land..............................................................................        103,432         97,104
  Buildings and improvements........................................................        386,920        358,935
  Revenue equipment.................................................................        575,528        576,118
  Other equipment and leasehold improvements........................................        145,374        121,639
                                                                                      -------------  -------------
                                                                                          1,211,254      1,153,796
  Accumulated depreciation and amortization.........................................       (709,943)      (700,918)
                                                                                      -------------  -------------
                                                                                            501,311        452,878
                                                                                      -------------  -------------

OTHER ASSETS
  Deposits and other assets.........................................................          9,764          9,131
                                                                                      -------------  -------------
TOTAL ASSETS........................................................................  $     910,260  $     852,510
                                                                                      -------------  -------------
                                                                                      -------------  -------------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                      COMBINED BALANCE SHEETS (CONTINUED)
                                  DECEMBER 31,
                             (DOLLARS IN THOUSANDS)
                             LIABILITIES AND EQUITY

                                                                                             1995         1994
                                                                                          -----------  -----------
CURRENT LIABILITIES
  Accounts payable......................................................................  $    92,584  $    86,907
  Accrued liabilities (Note 3)..........................................................      189,669      191,552
  Accrued claims costs (Note 2).........................................................       81,955       83,711
  Federal and other income taxes (Note 6)...............................................        1,349        2,140
                                                                                          -----------  -----------
      TOTAL CURRENT LIABILITIES.........................................................      365,557      364,310

LONG-TERM LIABILITIES
  Long-term debt (Note 4)...............................................................       15,100       15,100
  Accrued claims costs (Note 2).........................................................      103,070       96,503
  Employee benefits (Note 7)............................................................      105,096      118,611
  Other liabilities.....................................................................        9,878        7,089
  Deferred income taxes (Note 6)........................................................       52,451       37,318
                                                                                          -----------  -----------
      TOTAL LIABILITIES.................................................................      651,152      638,931
                                                                                          -----------  -----------

EQUITY
  CFI investment and advances...........................................................      259,108      213,579
                                                                                          -----------  -----------
TOTAL LIABILITIES AND EQUITY............................................................  $   910,260  $   852,510
                                                                                          -----------  -----------
                                                                                          -----------  -----------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                       STATEMENTS OF COMBINED OPERATIONS
                            YEARS ENDED DECEMBER 31,
                             (DOLLARS IN THOUSANDS)

                                                                           1995           1994           1993
                                                                       -------------  -------------  -------------
REVENUES.............................................................  $   2,106,529  $   1,936,412  $   2,074,323
                                                                       -------------  -------------  -------------
COSTS AND EXPENSES
  Operating expenses.................................................      1,871,224      1,710,640      1,749,209
  Selling and administrative expenses................................        214,535        203,338        214,146
  Depreciation.......................................................         63,556         70,177         81,565
                                                                       -------------  -------------  -------------
                                                                           2,149,315      1,984,155      2,044,920
                                                                       -------------  -------------  -------------
OPERATING INCOME (LOSS)..............................................        (42,786)       (47,743)        29,403
                                                                       -------------  -------------  -------------
OTHER INCOME (EXPENSE)
  Investment income..................................................            756            497            459
  Interest expense...................................................           (918)          (880)          (443)
  Miscellaneous, net (Note 1)........................................           (850)         3,648          7,350
                                                                       -------------  -------------  -------------
                                                                              (1,012)         3,265          7,366
                                                                       -------------  -------------  -------------
Income (loss) before income taxes (benefits), and extraordinary
 charge..............................................................        (43,798)       (44,478)        36,769
Income taxes (benefits) (Note 6)                                             (13,889)       (14,274)        16,628
                                                                       -------------  -------------  -------------
Income (loss) before extraordinary charge............................        (29,909)       (30,204)        20,141
                                                                       -------------  -------------  -------------
Extraordinary charge from write-off of intrastate operating rights,
 net of related income tax benefits of $1,229........................       --                1,912       --
                                                                       -------------  -------------  -------------
NET INCOME (LOSS)....................................................  $     (29,909) $     (32,116) $      20,141
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                       STATEMENTS OF COMBINED CASH FLOWS
                            YEARS ENDED DECEMBER 31,
                             (DOLLARS IN THOUSANDS)

                                                                                 1995         1994        1993
                                                                             ------------  ----------  ----------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............................  $     23,116  $   10,764  $    7,287
                                                                             ------------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Income (loss) before extraordinary charge................................       (29,909)    (30,204)     20,141
  Adjustments to reconcile income (loss) to net cash provided by operating activities:
    Depreciation and amortization..........................................        63,902      73,443      83,739
    Increase (decrease) in deferred income taxes (Note 6)..................        18,556     (17,734)    (10,672)
    Gains from property disposals, net.....................................        (2,360)       (749)       (448)
    Changes in assets and liabilities:
      Receivables..........................................................        (4,851)    (21,362)    (44,416)
      Accounts payable.....................................................         5,677         851      (6,152)
      Accrued liabilities..................................................        (1,883)     19,110      28,496
      Accrued claims costs.................................................         4,811       1,622      (4,556)
      Income taxes.........................................................          (791)        185       1,610
      Employee benefits....................................................       (13,515)     13,553       1,652
      Other................................................................         2,135      (4,976)     (2,208)
                                                                             ------------  ----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES..................................        41,772      33,739      67,186
                                                                             ------------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.....................................................      (111,962)    (32,120)    (49,395)
  Proceeds from sales of property..........................................         6,529       4,942       5,879
                                                                             ------------  ----------  ----------
NET CASH USED BY INVESTING ACTIVITIES......................................      (105,433)    (27,178)    (43,516)
                                                                             ------------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  CFI investment and advances, net.........................................        67,103       5,791       9,084
  Payment of dividend......................................................       --           --         (29,277)
                                                                             ------------  ----------  ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES...........................        67,103       5,791     (20,193)
                                                                             ------------  ----------  ----------
INCREASE IN CASH AND CASH EQUIVALENTS......................................         3,442      12,352       3,477
                                                                             ------------  ----------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................................  $     26,558  $   23,116  $   10,764
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
         STATEMENTS OF COMBINED CHANGES IN CFI INVESTMENT AND ADVANCES
                            YEARS ENDED DECEMBER 31,
                             (DOLLARS IN THOUSANDS)

                                                                                1995         1994         1993
                                                                             -----------  -----------  -----------
BALANCE, BEGINNING OF PERIOD...............................................  $   213,579  $   267,074  $   270,802

  Net income (loss)........................................................      (29,909)     (32,116)      20,141
  Net cash infusion........................................................       67,103        5,791        9,084
  Net asset transfers (to) from affiliates (Note 1)........................        9,283       (2,790)      (2,726)
  Dividend of equity interest in affiliates................................      --           (23,250)     --
  Cash dividend (Note 1)...................................................      --           --           (29,277)
  Foreign currency translation.............................................         (948)      (1,130)        (950)
                                                                             -----------  -----------  -----------
BALANCE, END OF PERIOD.....................................................  $   259,108  $   213,579  $   267,074
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  ORGANIZATION AND CERTAIN RELATIONSHIPS

    COMBINED FINANCIAL STATEMENTS AND BASIS OF PRESENTATION

    The accompanying combined financial statements of Consolidated Freightways Corporation of Delaware (the "Company") include the accounts of Consolidated Freightways Corporation of Delaware and its wholly owned subsidiaries (CFCD) and the Leland James Service Corporation (LJSC). Consolidated Freightways, Inc.
(CFI) is the owner of 100% of the outstanding shares of CFCD and LJSC. CFCD provides general freight services nationwide and in parts of Canada, Mexico, the Caribbean area, Latin and Central America, Europe and Pacific Rim countries. LJSC provides administrative services under contract to CFI subsidiaries. Certain assets and liabilities were transferred to the Company and also from the Company to CFI. Because the combined financial statements reflect the transfers of certain assets and liabilities, there are no separate meaningful equity accounts of the Company. All significant intercompany transactions and accounts between the combined entities have been eliminated.


    Subject to certain approvals and authorizations, CFI intends to undertake a series of transactions (the "Distribution") to complete a tax-free distribution to its shareholders of its investment in the Company. Pursuant to the Distribution, the common stock of the Company will be distributed on a basis of one share of the Company common stock for every two shares of CFI common stock to the shareholders of CFI.



    The combined financial statements are presented as if the Company had operated as an independent stand-alone entity except that it has not been allocated any portion of CFI's consolidated borrowings or interest expense thereon (other than borrowings incurred directly by CFCD and its subsidiaries and interest expense thereon). No portion of CFI's consolidated borrowings were allocated to the Company (except as aforesaid) in accordance with CFI's centralized cash management policy discussed below, as all cash requirements not satisfied by operating cash flows are met by CFI and recorded net in CFI Investment and Advances on the balance sheet. These historical combined financial statements include the net assets and results of operations directly related to the Company's operations for all periods presented. Significant changes could have occurred in the funding and operations of the Company, were it to operate as an independent stand-alone entity, including an increase in debt and financial guarantee requirements which would have a significant impact on its financial position and results of operations. As a result, the financial information included herein is not necessarily indicative of the financial position and results of operations of the Company which may have occurred if it were an independent stand-alone entity.



    The Company will enter into certain purchasing and service agreements with CFI to facilitate the management and conduct of its business operations. These agreements will generally be for terms of one to three years.


    CASH AND INTERCOMPANY TRANSACTIONS

    The Company engaged in certain transactions with CFI that are common to all of the CFI subsidiaries in the normal course of business. Throughout the period covered by these combined financial statements, the Company participated in CFI's centralized cash management system and, consequently, its operating and capital expenditure needs were met by CFI. The net advances with CFI are presented in the Combined Balance Sheets as a component of CFI Investment and Advances and bear interest at varying rates. The related interest income (expense) included in Miscellaneous, net in the Statements of Combined Operations was approximately ($1,729,000), $8,731,000, and $11,530,000 in the
years ended December 31, 1995, 1994, and 1993, respectively.

    In connection with CFI's subsidiary dividend policy to settle subsidiary advances receivable from CFI, the Company declared a dividend to CFI of $29,277,000 on April 30, 1993, as reflected in the

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

1.  ORGANIZATION AND CERTAIN RELATIONSHIPS (CONTINUED)
Statement of Combined Changes in CFI Investment and Advances for the year ended December 31, 1993. In connection with the Distribution, the Company anticipates transferring certain real properties to CFI.

    SERVICES SHARED WITH AFFILIATES

    Certain costs incurred at CFI for providing accounting, finance, legal and treasury services to all of its subsidiaries have been allocated to the Company using both incremental and proportional methods on a revenue and capital basis. The resulting charge to the Company was $11,946,000, $14,749,000, and $17,091,000 in the years ended December 31, 1995, 1994, and 1993, respectively, and are included in Selling and Administrative Expenses in the Statements of Combined Operations. Management believes the allocation methods used provide the Company with a reasonable share of such expenses.

    As described above, LJSC provided various administrative services to CFI and its subsidiaries under various service contracts at an aggregate charge of $84,471,000, $71,327,000, and $60,105,000 in 1995, 1994, and 1993, respectively.
At the time of the Distribution, certain administrative service departments that provided services to CFI and its subsidiaries by LJSC and were included in the Company will be transferred to a subsidiary of CFI. In connection with the transfer of these departments approximately $16 million of assets, net of liabilities will be transferred from LJSC to the CFI subsidiary.

2.  PRINCIPAL ACCOUNTING POLICIES

    RECOGNITION OF REVENUES

    Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation services are then accrued.

    CASH AND CASH EQUIVALENTS

    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

    TRADE ACCOUNTS RECEIVABLE, NET

    Trade accounts receivable are net of allowances of $9,349,000 and $11,034,000 at December 31, 1995 and 1994, respectively.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 6 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

    Expenditures for equipment maintenance and repairs are charged to operating expenses as incurred; betterments are capitalized. Gains or losses on sales of equipment are recorded in operating expenses.

    INCOME TAXES

    The Company follows the liability method of accounting for income taxes. The Company has historically been included in the consolidated federal income tax return and consolidated unitary state income tax returns of CFI. Income taxes (benefits) reflected in the accompanying combined financial statements represent a pro-rata share of CFI's consolidated income tax expense and approximate those that would be recorded had the Company filed separate tax returns. Income taxes payable in the

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
U.S. are settled in the current period through the advance account with CFI. Current and long-term deferred taxes presented in the accompanying combined financial statements represent a pro-rata share of CFI's consolidated deferred income tax accounts and approximate those that would be recorded had the Company filed separate tax returns.

    ACCRUED CLAIMS COSTS

    The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based upon trends of losses for filed claims and claims estimated to be incurred. The vehicular claims included in the combined financial statements are payable to a captive insurance company owned by CFI and totaled $37,750,000 and $41,358,000 as of December 31, 1995 and 1994, respectively. The long-term portion of accrued claims costs relate primarily to workers' compensation claims which are payable over several years.

    INTEREST EXPENSE

    The interest expense presented in the Statements of Combined Operations is primarily related to industrial development revenue bonds as discussed in Note
4. The interest expense as presented is not necessarily intended to reflect the expense that would have been incurred had the Company been an independent stand-alone company.

    ESTIMATES

    Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying combined financial statements and notes thereto. Actual results could differ from those estimates.

3.  ACCRUED LIABILITIES
    Accrued liabilities consisted of the following as of December 31:

                                                                                   1995         1994
                                                                                -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
Accrued holiday and vacation pay..............................................  $    67,515  $    62,404
Other accrued liabilities.....................................................       45,425       52,255
Wages and salaries............................................................       24,150       24,899
Accrued union health and welfare..............................................       21,667       22,714
Accrued taxes other than income taxes.........................................       19,757       19,068
Estimated revenue adjustments.................................................       11,155       10,212
                                                                                -----------  -----------
  Total accrued liabilities...................................................  $   189,669  $   191,552
                                                                                -----------  -----------
                                                                                -----------  -----------

4.  LONG-TERM DEBT
    At December 31, 1995 and 1994, long-term debt consisted of $15.1 million of industrial development revenue bonds with rates between 7.0% and 7.25% due at various dates in 2003 and 2004.

    The Company is a joint-guarantor of a $300.0 million four-year unsecured credit facility entered into by CFI to provide for letter of credit and working capital needs. At December 31, 1995, CFI had $40.0 million of short-term borrowings and $111.0 million of letters of credit outstanding under this facility. The facility contains various restrictive covenants which limit the incurrence of additional

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

4.  LONG-TERM DEBT (CONTINUED)

indebtedness and require CFI to maintain minimum amounts of tangible net worth and fixed charge coverage. It is anticipated that the Company will be released from its guarantee of this facility in connection with the Distribution.


    Cash paid for interest was $1,485,000, $1,084,000 and $784,000 including $361,000, $249,000 and $693,000 of interest capitalized for the years ended December 31, 1995, 1994 and 1993, respectively.

    Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt exceeded book value at December 31, 1995 and 1994 by 11.3% and 9.0%, respectively.

    There are no aggregate annual maturities or sinking fund requirements of long-term debt for each of the next five years ending December 31, 2000.

5.  LEASES
    The Company is obligated under various non-cancelable leases which expire at various dates through 2003.

    Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year, at December 31, 1995, are $33,710,000 in 1996, $23,613,000 in 1997, $4,078,000 in 1998, $2,422,000 in
1999, $1,327,000 in 2000, and $1,001,000 thereafter.

    Rental expense for operating leases was comprised of the following:

                                                                         1995       1994       1993
                                                                       ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Minimum rentals......................................................  $  56,118  $  49,452  $  52,494
Less sublease rentals................................................     (5,768)    (5,641)    (4,484)
                                                                       ---------  ---------  ---------
                                                                       $  50,350  $  43,811  $  48,010
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES
    The components of pretax income (loss) and income taxes (benefits) were as follows:

                                                                       1995        1994        1993
                                                                    ----------  ----------  ----------
                                                                          (DOLLARS IN THOUSANDS)
Pretax income (loss)
  U.S. corporations...............................................  $  (53,674) $  (53,144) $   30,220
  Foreign corporations............................................       9,876       8,666       6,549
                                                                    ----------  ----------  ----------
  Total pretax income (loss)......................................  $  (43,798) $  (44,478) $   36,769
                                                                    ----------  ----------  ----------
                                                                    ----------  ----------  ----------
Income taxes (benefits)
  Current
    U.S. Federal..................................................  $  (32,078) $   (2,656) $   18,774
    State and local...............................................      (4,630)      1,439       5,432
    Foreign.......................................................       4,263       4,677       3,094
                                                                    ----------  ----------  ----------
                                                                       (32,445)      3,460      27,300
                                                                    ----------  ----------  ----------
Deferred
  U.S. Federal....................................................      16,183     (16,834)     (8,555)
  State and local.................................................       1,861        (705)     (1,722)
  Foreign.........................................................         512        (195)       (395)
                                                                    ----------  ----------  ----------
                                                                        18,556     (17,734)    (10,672)
                                                                    ----------  ----------  ----------
Total income taxes (benefits).....................................  $  (13,889) $  (14,274) $   16,628
                                                                    ----------  ----------  ----------
                                                                    ----------  ----------  ----------

    The components of deferred tax assets and liabilities in the Combined Balance Sheets as of December 31 related to the following:

                                                                                   1995        1994
                                                                                 ---------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
Deferred tax assets
  Reserves for accrued claims costs............................................  $  52,481  $    50,085
  Reserves for post retirement health benefits.................................     22,216       21,003
  Other reserves not currently deductible......................................     16,519       20,060
  Reserves for employee benefits...............................................      5,073       22,241
  Foreign tax and alternative minimum tax credit carryovers....................      2,744        2,539
                                                                                 ---------  -----------
                                                                                    99,033      115,928
                                                                                 ---------  -----------
Deferred tax liabilities
  Depreciation.................................................................     59,235       53,167
  Tax benefits from leasing transactions.......................................     18,047       21,646
  Unearned revenue.............................................................      9,987       10,875
  Other........................................................................      2,594        2,320
                                                                                 ---------  -----------
                                                                                    89,863       88,008
                                                                                 ---------  -----------
  Net deferred tax asset.......................................................  $   9,170  $    27,920
                                                                                 ---------  -----------
                                                                                 ---------  -----------

    Deferred tax assets and liabilities in the Combined Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. Although realization is not assured, management believes it more likely than not that all deferred tax assets will be realized.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES (CONTINUED)
    Income taxes (benefits) vary from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

                                                                           1995      1994      1993
                                                                           -----     -----     ----
U.S. statutory tax rate...............................................     (35.0)%   (35.0)%   35.0%
State income taxes (benefits) net of federal income tax benefit.......      (3.0)      0.4      7.6
Foreign taxes in excess of U.S. statutory rate........................       3.0       3.3      1.1
Non-deductible operating expenses.....................................       4.1       4.0      3.1
Tax rate change impact on deferred expense............................      --        --        0.1
Fuel tax credit.......................................................      (1.1)     (0.6)    (0.8)
Foreign tax credit benefits, net......................................      --        (2.8)     --
Other, net............................................................       0.3      (1.4)    (0.9)
                                                                           -----     -----     ----
  Effective income tax rate...........................................     (31.7)%   (32.1)%   45.2%
                                                                           -----     -----     ----
                                                                           -----     -----     ----

    The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $66 million at December 31, 1995), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $7 million.

    In connection with the Distribution, the Company will enter into a tax sharing agreement with CFI which will provide, among other things, for the allocation of Federal, state, local and foreign tax liabilities for all periods through the date of the Distribution. In general, the agreement will provide that the Company will be liable for its allocable share of such liabilities, including any liabilities resulting from the audit or other tax adjustment to previously filed tax returns which are attributable to the assets or businesses being transferred to and retained by the Company. The agreement will further provide that if the Distribution fails to qualify as a tax-free distribution, as a result of certain subsequent transactions involving the Company or as a result of certain misrepresentations or omissions by the Company to the IRS or CFI's special tax counsel, the Company will generally indemnify CFI for all taxes, including penalties and interest, incurred by CFI as a result of the Distribution.

7.  EMPLOYEE BENEFIT PLANS
    The Company's non-contractual employees in the United States participate in a defined benefit pension plan (the "Pension Plan") of CFI. It is CFI's funding policy to contribute the minimum required tax-deductible contribution for the year, however, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. The Company's annual pension provision is based on an independent actuarial computation of the CFI Pension Plan. The actuarial present value of projected and accumulated benefit obligations and the related components of pension cost for the Company's active and inactive non-contractual employees were allocated to the Company. Pension Plan assets were allocated in amounts equal to the accumulated benefit obligation. Approximately 87% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    Following is additional information relating to the Pension Plan at December 31:

                                                                             1995          1994
                                                                           ---------     ---------
                                                                           (DOLLARS IN THOUSANDS)
Accumulated benefit obligation, including vested benefits of $180,901
 in 1995 and $148,994 in 1994.........................................     $(192,450)    $(158,268)
Effect of projected future compensation levels........................       (35,060)      (37,414)
                                                                           ---------     ---------
Projected benefit obligation..........................................      (227,510)     (195,682)
Pension Plan assets at market value...................................       192,450       158,268
                                                                           ---------     ---------
Pension Plan assets less than projected benefit obligation............       (35,060)      (37,414)
Unrecognized prior service costs......................................        13,440        16,796
Unrecognized net gain.................................................        (3,370)      (24,742)
Unrecognized net asset at transition, being amortized over 18 years...       (11,760)      (14,922)
                                                                           ---------     ---------
    Pension Plan liability............................................     $ (36,750)    $ (60,282)
                                                                           ---------     ---------
                                                                           ---------     ---------
Weighted average discount rate........................................          7.25%          8.5%
Expected long-term rate of return on assets...........................           9.5%          9.0%
Rate of increase in future compensation levels........................           5.0%          5.5%

    Net pension cost was allocated from the CFI Pension Plan on an actuarially determined pro-rata basis and included the following:

                                                                             1995        1994         1993
                                                                           --------     -------     --------
                                                                                (DOLLARS IN THOUSANDS)
Cost of benefits earned during the year...............................     $  5,610     $ 8,408     $  6,097
Interest cost on projected benefit obligation.........................       15,130       9,707        9,629
Actual gain arising from plan assets..................................      (34,490)     (1,330)     (15,337)
Net amortization and deferral.........................................       20,330      (8,837)       5,048
                                                                           --------     -------     --------
Net pension cost......................................................     $  6,580     $ 7,948     $  5,437
                                                                           --------     -------     --------
                                                                           --------     -------     --------

    The Company provides additional benefits for compensation which are excluded from the basic Pension Plan. The annual provision for these programs is based on independent actuarial computations using assumptions consistent with the Pension Plan. In 1995 and 1994, the liability related to these programs was $3,729,000 and $2,382,000, respectively, and the expense was $808,000 in 1995, $578,000 in 1994, and $342,000 in 1993.

    Approximately 85% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $104,042,000 in 1995, $89,470,000 in 1994, and
$94,427,000 in 1993 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

    The Company's non-contractual employees participate in a retiree health plan along with other CFI employees. The plan provides benefits to all non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7.  EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following information sets forth the total post retirement benefit amounts allocated from the CFI plan and are included in Employee Benefits and Other Liabilities in the Combined Balance Sheets at December 31:

                                                                            1995        1994
                                                                           -------     -------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Accumulated post retirement benefit obligation
  Retirees and other inactives........................................     $37,828     $20,271
  Participants currently eligible to retire...........................       8,115      10,535
  Other active participants...........................................       9,681      10,268
                                                                           -------     -------
                                                                            55,624      41,074
  Unrecognized valuation gain.........................................       5,693      14,873
                                                                           -------     -------
  Accrued post retirement benefit cost................................     $61,317     $55,947
                                                                           -------     -------
                                                                           -------     -------
  Weighted average discount rate......................................        7.25%        8.5%
  Average health care cost trend rate
    First year........................................................        10.0%       11.0%
    Declining to (year 1999)..........................................         6.0%        6.0%

    Net periodic post retirement benefit costs allocated from the CFI plan included the following components:

                                                                             1995       1994       1993
                                                                           ---------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)
Cost of benefits earned during the year..................................  $     432  $     894  $     716
Interest cost on accumulated post retirement obligation..................      3,768      3,602      3,619
Net amortization and deferral............................................       (526)      (246)      (154)
                                                                           ---------  ---------  ---------
Net periodic post retirement benefit cost................................  $   3,674  $   4,250  $   4,181
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    The increase in the accumulated post retirement benefit obligation and the net periodic post retirement benefit cost, given a one percent increase in the health care cost trend rate assumption, would be 9.2% for the year ended December 31, 1995 and 9.6% for the years ended December 31, 1994 and 1993.

    In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Post-employment Benefits" ("SFAS 112"). The adoption of SFAS 112 in 1994 had an immaterial effect on the Company's financial position and results of operations.

    The Company's non-contractual employees in the United States are eligible to participate in CFI's Thrift and Stock Plan. This is a 401(k) plan, which allows employees to make contributions that CFI matches, in part, with CFI common and preferred stock. CFI's contribution, which is charged as an expense to the Company, vests immediately with the employee and totaled $1,990,000 in 1995, $2,600,000 in 1994 and $2,698,000 in 1993. The Company's officers also participate in CFI's stock option plans. The proceeds from any exercise of stock options and related tax benefits are recognized by CFI.

8.  CONTINGENCIES
    As described in Accrued Claims Costs in Note 2, the Company provides for the uninsured costs of workers' compensation, medical, casualty and cargo claims under joint programs with CFI. CFI administers claims made against the Company and, where required by law or contract, provides the necessary guarantees or collateral for the performance of the Company's obligations in each state. CFI

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  CONTINGENCIES (CONTINUED)
currently indemnifies certain states, insurance companies and sureties against the failure of the Company to pay workers' compensation and public liability claims. As indicated above, in some cases, these indemnities are supported by letters of credit and surety bonds under which CFI is liable to the issuing bank. After the Distribution Date, CFI will continue to provide indemnification, letters of credit and surety bonds with respect to claims that are incurred as of the Distribution Date. While it is not practical to segregate the letter of credit requirements for the Company's participation in the insurance programs, the Company's liabilities represent approximately 58% of the total CFI liabilities of approximately $317 million that are supported by $133.4 million of letters of credit as of December 31, 1995.

    The letters of credit requirements for the CFI programs may not be representative of the future letters of credit the Company may need to qualify under similar or other programs. Accordingly, the Company's historical credit needs and related insurance costs may not be indicative of its future credit needs and related insurance costs.

    Because it is not feasible for CFI to be released from contingent liability under its indemnification obligations to the states in which the Company operates with respect to workers' compensation and public liability claims incurred prior to the Distribution Date, CFI will continue to administer these claims for the Company. The Distribution Agreement provides that the Company will enter into an indemnification agreement with CFI with respect to claims incurred prior to the Distribution Date and that the Company will provide security to CFI for its obligations. The potential liabilities required to be indemnified by CFI should be reduced over time following the Distribution Date as the Company's pending claims are resolved.


    The Company, as party to the Tax Sharing Agreement, will have the obligation to pay certain tax liabilities to CFI as if the Company were a stand-alone entity. Included in that obligation is the responsibility to pay for its allocable share of the tax liabilities that arise as a result of Internal Revenue Service (IRS), state or foreign tax audits related to periods prior to the Distribution Date. The IRS has examined the consolidated tax returns of CFI and subsidiaries for the years ended 1984 through 1990. These returns included the Company. While the IRS examinations have not been finalized, it is reasonably possible that the Company will have exposure resulting in an additional liability for taxes and interest. The adjustments that have been proposed by the IRS would result primarily in deductible items in future periods, resulting in deferred tax assets which would not have an immediate impact on the Company's operating results. As of December 31, 1995, CFI's estimate of the reasonably possible tax liability and related deferred tax asset was $15 million to $20 million. In the opinion of management, the ultimate settlement of the IRS examinations will not have a material adverse effect on the Company's financial position or results of operations.


    The Company is involved in various lawsuits incidental to its businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material adverse impact on the Company's financial position or results of operations.


    The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Response Compensation and Liability Act ("CERCLA") or other Federal and state environmental statutes at several hazardous waste sites. Under CERCLA, PRPs are jointly and severally liable for all site remediation and expenses. After investigating the Company's or its subsidiaries involvement in waste disposal or waste generation at such sites, the Company has either agreed to de minimis settlements or, based upon cost studies performed by indepedent third parties, believes its obligations with respect to such sites would not have a material adverse effect on the Company's financial position or results of operations.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)
                                     ASSETS

                                                                                        JUNE 30,     DECEMBER 31,
                                                                                          1996           1995
                                                                                      -------------  -------------
CURRENT ASSETS
  Cash and cash equivalents.........................................................  $      37,757  $      26,558
  Trade accounts receivable, net of allowances......................................        289,260        252,105
  Other accounts receivable.........................................................          4,339          4,397
  Operating supplies, at lower of average cost or market............................         17,569         19,312
  Prepaid expenses..................................................................         38,748         35,192
  Deferred income taxes.............................................................         59,873         61,621
                                                                                      -------------  -------------
      TOTAL CURRENT ASSETS..........................................................        447,546        399,185
                                                                                      -------------  -------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land..............................................................................        104,586        103,432
  Buildings and improvements........................................................        390,163        386,920
  Revenue equipment.................................................................        562,321        575,528
  Other equipment and leasehold improvements........................................        151,349        145,374
                                                                                      -------------  -------------
                                                                                          1,208,419      1,211,254
  Accumulated depreciation and amortization.........................................       (714,655)      (709,943)
                                                                                      -------------  -------------
                                                                                            493,764        501,311
                                                                                      -------------  -------------
OTHER ASSETS
  Deposits and other assets.........................................................          8,993          9,764
                                                                                      -------------  -------------
TOTAL ASSETS........................................................................  $     950,303  $     910,260
                                                                                      -------------  -------------
                                                                                      -------------  -------------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                      COMBINED BALANCE SHEETS (CONTINUED)
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)
                             LIABILITIES AND EQUITY

                                                                                         JUNE 30,    DECEMBER 31,
                                                                                           1996          1995
                                                                                        -----------  ------------
CURRENT LIABILITIES
  Accounts payable....................................................................  $    93,901   $   92,584
  Accrued liabilities.................................................................      207,382      189,669
  Accrued claims costs................................................................       88,146       81,955
  Federal and other income taxes......................................................      --             1,349
                                                                                        -----------  ------------
      TOTAL CURRENT LIABILITIES.......................................................      389,429      365,557

LONG-TERM LIABILITIES
  Long-term debt......................................................................       15,100       15,100
  Accrued claims costs................................................................      101,417      103,070
  Employee benefits...................................................................      108,690      105,096
  Other liabilities (Note 2)..........................................................       28,802        9,878
  Deferred income taxes (Note 2)......................................................       27,400       52,451
                                                                                        -----------  ------------
      TOTAL LIABILITIES...............................................................      670,838      651,152
                                                                                        -----------  ------------
EQUITY
  CFI investment and advances.........................................................      279,465      259,108
                                                                                        -----------  ------------
TOTAL LIABILITIES AND EQUITY..........................................................  $   950,303   $  910,260
                                                                                        -----------  ------------
                                                                                        -----------  ------------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                       STATEMENTS OF COMBINED OPERATIONS
                           SIX MONTHS ENDED JUNE 30,
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                                                          1996           1995
                                                                                      -------------  -------------
REVENUES............................................................................  $   1,032,541  $   1,082,135
                                                                                      -------------  -------------
COSTS AND EXPENSES
  Operating expenses................................................................        926,572        928,564
  Selling and administrative expenses...............................................        112,974        115,111
  Depreciation......................................................................         31,219         31,175
                                                                                      -------------  -------------
                                                                                          1,070,765      1,074,850
                                                                                      -------------  -------------

OPERATING INCOME (LOSS).............................................................        (38,224)         7,285
                                                                                      -------------  -------------
OTHER INCOME (EXPENSE)
  Investment income.................................................................            171            255
  Interest expense..................................................................           (435)          (481)
  Miscellaneous, net................................................................         (2,352)           453
                                                                                      -------------  -------------
                                                                                             (2,616)           227
                                                                                      -------------  -------------
Income (loss) before income taxes (benefits)........................................        (40,840)         7,512
Income taxes (benefits).............................................................        (12,772)         2,404
                                                                                      -------------  -------------
NET INCOME (LOSS)...................................................................  $     (28,068) $       5,108
                                                                                      -------------  -------------
                                                                                      -------------  -------------


        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                       STATEMENTS OF COMBINED CASH FLOWS
                           SIX MONTHS ENDED JUNE 30,
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                                                              1996        1995
                                                                                           ----------  ----------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...........................................  $   26,558  $   23,116
                                                                                           ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)......................................................................     (28,068)      5,108
  Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
    Depreciation and amortization........................................................      31,456      31,393
    Increase (decrease) in deferred income taxes.........................................     (23,303)     17,438
    Gains from property disposals, net...................................................      (1,404)       (431)
    Changes in assets and liabilities:
      Receivables........................................................................     (37,097)     (3,535)
      Accounts payable...................................................................       1,317       7,270
      Accrued liabilities................................................................      17,713      16,073
      Accrued claims costs...............................................................       4,538      (1,005)
      Income taxes.......................................................................      (1,349)       (659)
      Employee benefits..................................................................       3,594     (16,904)
      Other..............................................................................      20,410     (10,478)
                                                                                           ----------  ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES.........................................     (12,193)     44,270
                                                                                           ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...................................................................     (29,409)    (75,936)
  Proceeds from sales of property........................................................       3,363       1,841
                                                                                           ----------  ----------
NET CASH USED BY INVESTING ACTIVITIES....................................................     (26,046)    (74,095)
                                                                                           ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  CFI investment and advances, net.......................................................      49,438      47,009
                                                                                           ----------  ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES................................................      49,438      47,009
                                                                                           ----------  ----------
INCREASE IN CASH AND CASH EQUIVALENTS....................................................      11,199      17,184
                                                                                           ----------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................................................  $   37,757  $   40,300
                                                                                           ----------  ----------
                                                                                           ----------  ----------


        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                  OF DELAWARE
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) The accompanying combined financial statements of the Company as of June 30, 1996 and December 31, 1995 and for the six months ended June 30, 1996 and 1995 have been prepared from the books and records without audit by independent public accountants, pursuant to the rules and regulations of the Securities and Exchange Commission. The combined financial statements include the accounts of CFCD and LJSC. In the opinion of management, the combined financial statements include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements pursuant to such rules and regulations and, accordingly, should be read in conjunction with the combined financial statements for the year ended December 31, 1995 included on pages F-3 to F-17.

(2) As discussed in Note 8 to the combined financial statements on page F-17, the Internal Revenue Service (IRS) has examined the consolidated tax returns of CFI and subsidiaries for the years ended 1984 through 1990. These returns included the Company. Based on the current status of the IRS examinations the Company has recorded in the accompanying combined financial statements as of June 30, 1996, a deferred tax asset and corresponding liability of $15 million. This amount represents CFI's current estimate of the Company's minimum probable tax payable and related deferred tax asset that will result upon the resolution of the IRS examinations.

          PART II -- INFORMATION NOT INCLUDED IN INFORMATION STATEMENT


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      *2.1   Form of Distribution Agreement between Consolidated Freightways, Inc. and Consolidated Freightways
              Corporation, to be dated as of             , 1996

      *3.1   Form of Amended and Restated Certificate of Incorporation of Consolidated Freightways Corporation

      *3.2   Form of Amended and Restated Bylaws of Consolidated Freightways Corporation

      *4.1   Form of Common Stock Certificate

     *10.1   Form of Transition Services Agreement between Consolidated Freightways, Inc. and Consolidated
              Freightways Corporation, to be dated as of             , 1996

     *10.2   Form of Alternative Dispute Resolution Agreement between Consolidated Freightways, Inc. and Consolidated
              Freightways Corporation, to be dated as of             , 1996

     *10.3   Form of Employee Benefit Matters Agreement between Consolidated Freightways, Inc. and Consolidated
              Freightways Corporation, to be dated as of             , 1996

     *10.4   Form of Tax Sharing Agreement between Consolidated Freightways, Inc. and Consolidated Freightways
              Corporation, to be dated as of             , 1996

     *10.5   Form of Reimbursement and Indemnification Agreement between Consolidated Freightways, Inc. and
              Consolidated Freightways Corporation of Delaware, to be dated as of             , 1996

     *10.6   Form of Consolidated Freightways Corporation 1996 Stock Incentive Plan

     *21.1   Subsidiaries of the Registrant

      27.1   Financial Data Schedule for December 31, 1994

      27.2   Financial Data Schedule for December 31, 1995

      27.3   Financial Data Schedule for June 30, 1996


------------------------

* Previously filed.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CONSOLIDATED FREIGHTWAYS CORPORATION

                                          By: ________/s/ W. ROGER CURRY________
                                                       W. Roger Curry
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER


Date: ____October 18, 1996____

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                                                DESCRIPTION                                                PAGE
-----------  -------------------------------------------------------------------------------------------------     -----
      *2.1   Form of Distribution Agreement between Consolidated Freightways, Inc. and Consolidated
              Freightways Corporation, to be dated as of             , 1996...................................

      *3.1   Form of Amended and Restated Certificate of Incorporation of Consolidated Freightways
              Corporation.....................................................................................

      *3.2   Form of Amended and Restated Bylaws of Consolidated Freightways Corporation......................

      *4.1   Form of Common Stock Certificate.................................................................

     *10.1   Form of Transition Services Agreement between Consolidated Freightways, Inc. and Consolidated
              Freightways Corporation, to be dated as of             , 1996...................................

     *10.2   Form of Alternative Dispute Resolution Agreement between Consolidated Freightways, Inc. and
              Consolidated Freightways Corporation, to be dated as of             , 1996......................

     *10.3   Form of Employee Benefit Matters Agreement between Consolidated Freightways, Inc. and
              Consolidated Freightways Corporation, to be dated as of             , 1996......................

     *10.4   Form of Tax Sharing Agreement between Consolidated Freightways, Inc. and Consolidated Freightways
              Corporation, to be dated as of             , 1996...............................................

     *10.5   Form of Reimbursement and Indemnification Agreement between Consolidated Freightways, Inc. and
              Consolidated Freightways Corporation of Delaware, to be dated as of             , 1996..........

     *10.6   Form of Consolidated Freightways Corporation 1996 Stock Incentive Plan...........................

     *21.1   Subsidiaries of the Registrant...................................................................

      27.1   Financial Data Schedule for December 31, 1994....................................................

      27.2   Financial Data Schedule for December 31, 1995....................................................

      27.3   Financial Data Schedule for June 30, 1996........................................................


------------------------

*   Previously filed.